Form 20-F
period 2005-03-31
Homeland Precious Metals Corp.
filed 2005-09-28
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

HOMELAND PRECIOUS METALS CORP.

FILE NO. 000-51537

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

HOMELAND PRECIOUS METALS CORP.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

1489 Marine Drive, Suite 136
West Vancouver, British Columbia
Canada V7T 1B8
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number:   (604) 922-6663

The Registrant is a Shell company. [    ]

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: None

The number of shares of common stock outstanding at September 21, 2005 is 13,537,800

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ X ] YES           [     ] NO

Indicate by check mark which financial statement item the registrant has elected to follow:
[X] ITEM 17           [    ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[    ] YES           [    ] NO

EXHIBIT INDEX BEGINS ON PAGE 46.

INTRODUCTION

The phrase "fiscal year" refers to the twelve months ended March 31 of the relevant year. All references to "$" or "dollars" mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

We were incorporated pursuant to the Company Act (British Columbia) on April 28, 2003. We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations on April 28, 2003. As of today, we have not acquired any interests in any properties. We are currently looking for properties worthy of exploration and development.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit will exist on any property we select. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We publish our financial statements expressed in Canadian Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America. Otherwise our Financial Statements and disclosure are in Canadian Dollars.

Our fiscal year ends on March 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.     Directors and Senior Management
Bruce E. Johnstone 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and and sole Director

B.     Advisers

The legal advisor in relation to this report

Conrad C. Lysiak
Attorney at Law
601 West First Avenue, Suite 503
Spokane, Washington 99201

C.     Auditors

Our auditors are:

Robinson, Hill & Co.
Certified Public Accountants
1366 Murray-Holladay Road
Salt Lake City, Utah 84117

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 28, 2003 (Inception) to March 31, 2005 have been audited by Robison, Hill & Co. Certified Public Accountants.

Our financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have not declared a dividend since our inception on April 28, 2003. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since we were inoperative during the applicable years. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the last two fiscal year ends ending March 31, 2005 and 2004:

	For the year	Inception on
	ended	April 28, 2003 to
	March 31, 2005	March 31, 2004
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$(24,382)	$(16,579)
Loss per share	$0	$0

Note:     Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period Average

January 1, 2004 - December 31, 2004	0.7826
January 1, 2003 - December 31, 2003	0.7862
January 1, 2002 - December 31, 2002	0.6368
January 1, 2001 - December 31, 2001	0.6456
January 1, 2000 - December 31, 2000	0.6746

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past eight months:

MONTH	HIGH	LOW

January 2005	0.8346	0.8050
February 2005	0.8134	0.7960
March 2005	0.8066	0.8024
April 2005	0.8253	0.7957
May 2005	0.8082	0.7872
June 2005	0.8159	0.7951
July 2005	0.8298	0.8044
August 2005	0.8411	0.8205

The noon rate of exchange on August 31, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1889 (US$0.8411 = CDN$1.00). Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B. Capitalization and Indebtedness

The following table summarizes our financial information as at March 31, 2005 and March 31, 2004:

Indebtedness	March 31, 2005	March 31, 2004
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured:	$0	$0
Arms length third parties	$0	$0
Related parties	$102,156	$343
Total indebtedness	$0	$0
Share Capital	$76,526	$76,526
Contributed surplus	$0	$0
Accumulated Deficit	$(40,961)	$(16,579)
Total capitalization	$137,721	$60,290

C.     Reason for the Offer and Use of Proceeds

Not applicable

D.     Risk Factors

Company risks:

1. Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Currently, we need a minimum of US$10,000.00 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We have $141,518 in cash as of March 31, 2005.

2. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the properties we acquire will not contain any reserves, and any funds spent on exploration will be lost. Looking for mineralized material below the surface of the earth is very speculative. While equipment can detect mineralized material beneath the surface of the earth, the detection devices can not determine the type of mineralized material. The type of mineralized material can only be determined by extracting it from the ground.The likelihood of taking an unexplored piece of land and finding mineralized material is improbable.The likelihood of locating a valuable reserve is remote.Because the probability of an individual prospect ever having reserves is extremely remote, in all probability any properties that we obtain may not contain any reserves, and any funds spent on exploration will be lost.

3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations. We were incorporated on April 28, 2003, and we have not started our proposed business operations or realized any revenues since inception. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $(40,961). Our ability to achieve and maintain profitability and positive cash flow is dependent upon

*	our ability to locate, explore and develop a profitable mineral property
*	our ability to generate revenues
*	our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. We have not generated any revenues from our operations and we don' t anticipate any in the foreseeable future. This will happen because there are expenses associated with the research and exploration of mineral properties. We cannot guarantee we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

4. Our sole officer and director does not have any technical training or experience in exploring for, starting, and operating a mine and accordingly, we will have to hire qualified personnel. If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment. Our sole officer and director, Bruce E. Johnstone, has no experience with exploring for, starting, and operating a mine. He does not have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified persons to perform surveying, exploration, and excavation of our properties. Because or sole officer and director has no direct training or experience in these areas, he may not be fully aware of many of the specific requirements related to working within the industry. His decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to his lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

5. We own no interests in any properties and have no known mineral reserves. Without mineral reserves we can not generate income and if we cannot generate income we will have to cease operations which result in the loss your investment. We own no interests in any properties and have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

6. Because we are small and do not have much capital, we must limit our property acquisitions and exploration and as a result may not find any minerals. Without any property or minerals, we cannot generate revenues and you will lose your investment.Because we are small and do not have much capital, we must limit our property acquisitions and exploration. Because we may have to limit our property acquisitions and exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

7. Because Mr. Johnstone has other outside business activities and will only be devoting four hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration. Because Mr. Johnstone, our sole officer and director has other outside business activities and will only be devoting 4 hours of his time per week to our operations, our operations may be sporadic and occur at times which are convenient to Mr. Johnstone. As a result, exploration of our properties may be periodically interrupted or suspended.

Industry risks:

8. We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend operations. Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. Our exploration efforts will be continued on the receipt of further funding. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need. Suspension of operations will result in the delay of generation of revenues.

Investment risks:

9. Because there is a limited public trading market for our common stock, you may not be able to resell your stock. There is currently a limited public trading market for our common stock on the Bulletin Board operated by the National Securities Dealers, Inc. Therefore, you may not be able to resell your shares.

10. Because our securities are subject to penny stock rules, you may have difficulty reselling your shares. Our shares as penny stocks are covered by section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

11. Because all of our assets and our officer and director are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our director and officer is a national and/or resident of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our director and officer predicated upon the securities laws of the United States or any state thereof.

12. We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors. Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering.

13. Because we may issue additional shares of common stock in public offerings or private placements, your ownership interest in us may be diluted. Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 2003 and intend to seek and acquire one or more properties worthy of exploration. Natural resource exploration and development requires significant capital and our assets and resources are extremely limited. Therefore, we anticipate participating in the natural resource industry through the purchase of small interests in either producing properties or natural resource exploration and development projects.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any property we acquire. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We were incorporated in the Province of British Columbia on April 28, 2003.

We are engaged in the acquisition and exploration of mining properties. Our Registered Office and Corporate Office in British Columbia is located at 1489 Marine Drive, Suite 136, West Vancouver, British Columbia, Canada V7T 1B8. This is by way of an office sharing arrangement being provided as an accommodation to us free of charge by our officer where we can receive mail and perform other minimal corporate functions. As our business operations grow, it will be necessary for us to seek appropriate individual office space. Management believes suitable office space will be available when it is needed. Our telephone number is (604) 922-6663.

We have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause us to change our plans.

B.     Business Overview

We intend to acquire or option a property and prospect for gold in the state of Nevada. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations.

In addition, we may not have enough money to complete the exploration of our property. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and cannot raise it, we will have to suspend or cease operations.

After we acquire a property, we must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals which are found can be economically extracted and profitably processed. There is no assurance that we will ever acquire or option a property.

We intend to seek out raw undeveloped property by retaining the services of a professional mining geologist to be selected. As of the date of this registration statement, we have not selected a geologist. Our properties will in all likelihood be undeveloped raw land. That is because raw undeveloped land is much cheaper than to try to acquire an existing developed property. A developed property is one with a defined ore body.

Thereafter, exploration will be initiated.

We do not know if we will find mineralized material.

Our exploration program is designed to economically explore any property we may obtain. Again, at the present time we do not own any interest in any properties.

We do not claim to have any minerals or reserves whatsoever.

We intend to implement an exploration program which consists of rock sampling. Rock sampling is the collection of a series of small chips over a measured distance, which is then submitted for a chemical analysis, usually to determine the metallic content over the sampled interval, a pre-determined grid laid out on the property.If the rock sampling is successful, then further work by way of a Controlled Source Magnetotelluric survey may be in order. This is an electromagnetic method used to map the variation of the Earth's resistivity (the resistance of the earth to conduct electricity) by measuring naturally occurring electric and magnetic fields at the Earth's surface. This process gives an indication of where drilling locations may be warranted. If drilling were to be indicated, then our first choice would be Reverse Circulation Drilling. This is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core sampling would follow this stage. Core sampling is the process of drilling holes to a depth of up to 1,400 feet in order to extract samples of earth. Our mining engineer will determine where drilling will occur on the property. As of the date of this registration statement, we have not retained the services of any mining engineers, and would not entertain doing so until an appropriate property has been secured. The drill samples will be tested to determine if mineralized material is located on the property. Based upon the tests of the drill samples, we will determine if we will terminate operations; proceed with additional exploration of the property; or develop the property. Our current financial condition is designed to only fund the costs of rock sampling and testing.

The breakdown of estimated times and dollars was made by Mr. Johnstone. While Mr. Johnstone does not have any formal training in the area of exploration, he has been associated with other exploration corporations and believes he has sufficient knowledge of exploration to direct our administrative actions.

We do not intend to interest other companies in the property if we find mineralized materials. We intend to try to develop the reserves ourselves.

If we are unable to complete exploration because we do not have enough money, we will cease operations until we raise more money. If we cannot or do not raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything else.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we do not own an interest in a property. We may or may not find any mineralized material. We hope we do, but it is impossible to predict the likelihood of such an event.

We do not have a plan to take our company to revenue generation. That is because we have not located an ore body yet and it is impossible to project revenue generation from nothing.

If explore a property and do not find mineralized material, we will allow the option to expire.

Competitive Factors

The gold mining industry is fragmented. We will be competing with other exploration companies looking for gold. We are one of the smallest exploration companies in existence. We are an infinitely small participant in the gold mining market. While we may be competing for property, once the property is optioned, there will be no competition for the exploration or removal of minerals from the property. Readily available gold markets exist in Canada and around the world for the sale of gold. Therefore, we will be able to sell any gold that we are able to recover.

Environmental Law and Regulations

The prospecting on our claims is provided under the existing 1872 Mining Law and all permits for exploration and testing must be obtained through the local Bureau of Land Management (BLM) office of the Department of Interior. Obtaining permits for minimal disturbance as envisioned by this exploration program will require making the appropriate application and filing of the bond to cover the reclamation of the test areas. From time to time, an archeological clearance may need to be contracted to allow the testing program to proceed.

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

We are in compliance with all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations.

Subcontractors

We intend to use the services of subcontractors for manual labor exploration work on our properties. Mr. Johnstone will handle our administrative duties. Because our sole officer and director is inexperienced with exploration, he will hire qualified persons to perform the surveying, exploration, and excavating of the property. The subcontractors we hire will determine the number of persons it will employ for surveying, exploration, and excavating of the property.Further, we will hire geologists and engineers as independent contractors on an as needed basis. As of today, we have not looked for or talked to any geologists or engineers who will perform work for us in the future. Accordingly, we cannot determine at this time the precise number of people we will retain to perform the foregoing services.

Employees and Employment Agreements

At present, we have no employees, other than our sole officer and director. Our sole officer and director is a part-time employee and will devote about 10% of his time or four hours per week to our operation. Our sole officer and director does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our sole officer and director.

C.     Organizational Structure

Not applicable

D.     Property, Plants and Equipment

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We do not own any properties, plants or equipment.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up, exploration stage corporation that does not own any interests in any properties or ore bodies, and has not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a property, find mineralized material, delineate an ore body, and begin removing and selling minerals. Currently we have US$141,412 and CDN$129 in cash. We believe that is enough money to acquire an interest in one property and begin exploration.

Our plan of operation, time frames involved and costs are as follows:

Item or Activity	Cost (US$)
Property Acquisition	$10,000
Consulting Service	$5,000
Surface Sampling & Geochemical Analysis	$5,000
Mobilization/Demobilization Contractor	$2,000
Dozer, Grader, Backhoe, ATV	$2,000
Reclamation/Bond	$3,000
Field Supplies	$300
Travel Expenses	$3,000
Accounting	$1,500
SEC Filing	$2,200

We have allocated $10,000 for the securing of one property. The property will most likely be located in the state of Nevada, U.S.A. We have not selected a property at this time. We intend to secure a property within the next twelve months. The cost of which should not exceed $10,000.

Exploration expenditures consist of fees to be paid for consulting services connected with exploration, the cost of rock sampling (the collection of a series of small chips over a measured distance, which is then submitted for a chemical analysis, usually to determine the metallic content over the sampled interval, a pre-determined location(s) on the property), and cost of analyzing these samples. Since we do not own an interest in any properties, we have not begun exploration. Consulting fees will not be paid except on an as needed basis and should not exceed $5,000.00 for the next 12 months.

We cannot be more specific about the application of proceeds for exploration, because we do not know what we will find. If we attempted to be too specific, every time an event occurred that would change our allocation, we would have to amend this registration statement. We believe that the process of amending the registration statement would take an inordinate amount of time and not be in your best interest in that we would have to spend money for legal fees which could then not be spent on exploration.

Working capital is the cost related to operating our office. It is comprised of expenses for mail, stationary and other office supplies, and legal and accounting fees related to filing reports with the SEC. Telephone, office equipment, and minor office services are provided free of charge as an accommodation by our officer and director, Mr. Bruce Johnstone.

We have allocated a range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. If our initial exploration proves positive results, we will expand the exploration activities to include reverse circulation drilling. This is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core drilling would follow this stage.

If we discover significant quantities of mineralized material, we will begin technical and economic feasibility studies to determine if we have reserves. Only if we have reserves will we consider developing the property.

Once we have secured a property, and if through early stage exploration we find mineralized material and it is feasible to expand the exploration program, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

We have discussed this matter with our officer and director, however, our officer and director is unwilling to make any commitment to loan us any significant amounts of money at this time. At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in the form of exploration of the property we intend to secure. Our exploration program is explained in as much detail as possible in the business section of this registration statement. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of minerals and we have determined they are economical to extract from the land.

We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves.

If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything.

We do not intend to hire additional employees at this time. Any work that would be conducted on a property that we may secure will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

No Operating History

We have no operations upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of properties we may secure, and possible cost overruns due to price and cost increases in services.

We will have to retain experts to assist in locating appropriate projects, as we currently have no employees and our sole officer does not have any experience in the natural resource industry. In order to assist in deciding if we should invest in a particular project, we will first need to be provided with at least the following:

*	A description of the project and the location of the property;
*	The lands that will be subject to the exploration project;
*	The royalties, net profit interest or other charges applicable to the subject lands;
*	The estimated cost of any geophysical work contemplated; and
*	The estimated acquisition costs, exploration costs and development costs of the property.

To become profitable and competitive, we will have to conduct research and exploration of the properties we intend to acquire before we start exploration.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on April 28, 2003

Since inception, we obtained a small shareholder loan and have used our common stock to raise money for our start up expenses and initiate operations. Cash provided by financing activities from inception on April 28, 2003 to March 31, 2005 is CDN$2,410 and US$100,087 from shareholder loans, and US$75,000 and CDN$2,000 which was raised through two private placements in British Columbia.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 13,537,800 shares of common stock in 2003 in consideration of US$75,000.00 and CDN$2,000.00. The foregoing 13,537,800 shares reflects a 3 for 1 stock split which occurred on February 3, 2005.

As of March 31, 2005, our total assets were $141,768 which consisted of cash and other receivables and our total liabilities were $106,203 which consisted of accounts payable and a shareholder loan used to pay incorporation fees. Our assets are comprised of the funds raised from the aforementioned financing activities.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Our officers and directors are as follows:

Our sole officer and director is:

Name	Age	Position

Bruce Johnstone	50	President, Chief Executive Officer, Secretary, Treasurer, Principal Financial Officer and Director

Our sole director holds office until our next annual meeting of shareholders and until his successor has been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

Bruce E. Johnston - President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and Director

Since April 28, 2003, Bruce E. Johnstone, has served as our president, chief executive officer, secretary, treasurer, chief financial officer, and a member of the board of directors. From October 2002 to July 2003, Mr. Johnstone was president and secretary of Patriot Gold Corp., a gold exploration company located in West Vancouver, British Columbia, where he was instrumental in the reorganization of this company from its old business of ostrich farming to that of a resource exploration company. He was also responsible for finding the new management for this company and for securing its first property and private placement financing. Since July, 2003, Mr. Johnstone has been the President of Delbrook Systems, Inc., a private consulting company. Through this company, Mr. Johnstone and his associates advise companies with regard to strategic corporate planning and join venture collaborations. Since June, 1987, Mr. Johnstone has been the president and secretary of Alpine Appliance Installations Ltd., an appliance installations and building renovations corporation located in North Vancouver, British Columbia.

B.     Compensation

Compensation of Directors

The sole member of our board of directors is not compensated for his services as a director. The board has not implemented a plan to award options to any directors. There are no contractual arrangements with any member of the board of directors. We have no director's service contracts.

Compensation of Executive Officers

The following table sets forth the compensation paid by us from inception on April 28, 2003 through March 31, 2005 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Securities	Restricted
Names of				Other	Under	Shares of		Other
executive				Annual	Options/	Restricted		Annual
officers				Compen-	SARs	Shares	LTIP	Compens
and principal	Year	Salary	Bonus	sation	Granted	Units	Payouts	ation
positions	Ended	(CDN$)	(CDN$)	(CDN$)	(#)	(CDN$)	(CDN$)	(CDN$)

Bruce Johnstone	2005	0	0	0	0	0	0	0
President, CEO, CFO	2004	0	0	0	0	0	0	0
and Director	2003	0	0	0	0	0	0	0

We do not anticipate paying any salaries in 2006.

Options & SARs Granted to Named Executive Officers

No options or SARs have been granted to any executive officers or directors and there are no options or SARs outstanding.

Equity Compensation Plans

The Company currently has one equity compensation plan. The Incentive Stock Option Plan provides for the issuance of stock options for services rendered to the Company. The board of directors is vested with the power to determine the terms and conditions of the options. The Plan included 5,000,000 shares. As of March 31, 2005 no options to purchase shares have been granted leaving 5,000,000 shares available for issuance under the Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plan approved by security holders	0	$0	0

Stock Option Plans and Long-Term Incentive Plan Awards

We do not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

We have has no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors since our inception on April 28, 2003 through our accounting year ended March 31, 2005.

No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

C.     Board Practices

None

D.     Employees

At present, we have no employees, other than our sole officer and director. Our sole officer and director is a part-time employee and will devote about 10% of his time or four hours per week to our operation. Our sole officer and director does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our sole officer and director.

E.     Share Ownership

The following table sets forth, as of the date of this report, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of the shares and possess sole voting and dispositive power with respect to the shares.

			Percent of
Name of owner	Number of Shares	Position	Class

Bruce E. Johnstone	4,500,300	President, CEO, Secretary,	33.24%
1489 Marine Drive		Treasurer, CFO, and Director
West Vancouver, British Columbia
Canada V7T 1B8

ALL OFFICERS AND	4,500,300		33.24%
DIRECTORS AS A GROUP
(1 Person)

There are no outstanding options to purchase shares of our common stock.

The shares were not issued to our sole officer and director as part of a compensation plan.

Legal Proceedings

No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

ITEM 8.     FINANCIAL INFORMATION

A.     Statements and Other Information

See Item 17.

B.     Significant Changes

Not applicable

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

We are required to file an annual report on Form 20-F with the Securities and Exchange Commission and Form 6-K. Form 6-K is required to be filed when the laws of British Columbia require us to disclose information. The Form 6-K must be filed promptly after information is made public by us. As a foreign private issuer, we will not be subject to the reporting obligations of section 13, except as set forth above; the proxy rules of section 14 of the Securities Exchange Act of 1934; or, the insider reporting or short-swing profit rules of section 16 of the Exchange Act.

On October 14, 2004, our securities began trading on the over-the-counter on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "HPMEF." As trading is thin and sporadic, a shareholder may therefore be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. On March 21, 2005, the bid price was $0.05 and a last trade price was $0.02. The following sets forth a summary of trading prices from October 14, 2004 through March 21, 2005.

The shares were split 3:1 effective February 3, 2005, and the figures following are adjusted for that split.

Quarter ended

	High Bid	Low Bid
2004
September 30	Not listed	Not listed
December 31	$0.02	$0.01
2005
March 31	$0.05	$0.01
June 30	$1.80	$1.67

We have no outstanding options or warrants, or other securities convertible into, common equity.

Section 15(g) of the Exchange Act

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15g and Rules 15g-1 through 15g-6 apply to broker/dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. They do not apply to us in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares.

B.     Plan of Distribution

Not applicable

C.     Markets

Our shares are not traded on any exchanges. Our shares are quoted on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "HPMEF."

D.     Holders

As of August 31, 2005, we had 47 holders of record of our common shares. Currently, we have 4 shareholders of our common securities resident in the United States.

E.     Selling Shareholders

Not applicable

F.     Dilution

Not applicable

G.     Expenses of the Issue

Not applicable

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

Common Stock

Our authorized common stock consists of 300,000,000 shares, no par value per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock, now outstanding, are fully paid for and non-assessable and all shares of common stock will be fully paid for and non-assessable. We refer you to our articles of incorporation, bylaws and the applicable statutes of the laws of British Columbia for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this registration statement, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of preferred stock, no par value. No preferred shares are outstanding. The preferred shares were not subject to the stock split that occurred on February 3, 2005.

Anti-takeover provisions

There are no British Columbia anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Dividends

Holders of the common stock are entitled to share equally in dividends when, as and if declared by our board of directors, out of funds legally available therefore. No dividend has been paid on the common stock since inception, and none is contemplated in the foreseeable future.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file is Form 20-F. You may read copies of any materials we file with the SEC at the SECs Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock transfer agent

Our stock transfer agent for our securities is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251 and its telephone number is (480) 481-3940.

U.S. Eligibility for Future Sales

We have 13,537,800 shares of common stock outstanding. All 13,537,800 of our common shares are registered for resale on a Form F-1 registration statement and will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates.

Common shares issued by us in the future may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, including the exemptions described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately 135,378 shares immediately after this offering, or

*

the average weekly trading volume of our common shares in the public market during the four calendar weeks immediately before the sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about us.

Rule 144(k).

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

Rule 701.

In general under Rule 701, any of our employees, officers, directors, consultants or advisors who purchased or received shares from us before this offering under a compensatory stock or option plan or written agreement will be eligible to resell their shares in the United States in reliance on Rule 144. Non-affiliates will be able to sell their shares in the United States subject only to the manner of sale provisions of Rule 144. Affiliates are subject to all of the provisions of Rule 144 except that they will be able to sell their shares without compliance with the holding period requirement of Rule 144.

B.     Memorandum and Articles of Incorporation

We have no bylaws. Under British Columbia law they are called Articles of Incorporation.

1. Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

2. Directors

a. A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

b. Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c. Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

d. There are no provisions for retirement or non-retirement of directors under an age limit requirement.

e. There is no number of shares which must be owned for director's qualification.

f. Our Articles authorize the shareholders to set the number of directors which is currently set at four. Our directors are elected annually at our annual general meeting. If there are more than four persons nominated as directors at the annual general meeting then the four directors receiving the most votes are elected for the ensuing year.

3. Shares

a. The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b. Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

c. Shareholders do not have the right to share in our profits.

d. Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

e. We may redeem any of our shares at the price and on the terms as determined by our board of directors.

f. There are no sinking fund provisions.

g. Shareholders are not liable for further capital calls.

h. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4. No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

5. The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Resolutions must be passed by a majority (ie. more than 50%) of the votes cast by shareholders at general meeting. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings. Special resolutions are required to amend our Memorandum or Articles, Special Resolutions must be passed by 75% of the votes cast by shareholders.

6. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

7. There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

8. There are no provisions in our articles which require the disclosure of shareholder ownership.

9. The law applicable to us is not significantly different from that in the host country.

10. The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C.     Material Contracts

There are no material contracts except as discussed in this registration statement.

D.     Exchange Controls

There are no exchange controls or other limitations which affect the sale of shares in the United States.

E.     Taxation

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more shares of our common stock, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 2/28/2005. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of our voting stock paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of our common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the our common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on our common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on our common shares.

Under a number of circumstances, United States Investor acquiring our shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of our shares will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as us, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that it was not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the "provisions" of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.     Dividends and Paying Agents

Not applicable

G.     Statement by Experts

Our auditor is Robison, Hill & Co., 1366 Murray-Holladay Rd., Salt Lake City, Utah, 84117. Our stock transfer agent for our securities is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251 and its telephone number is (480) 481-3940.

H.     Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at our office at 1489 Marine Drive, Suite 136, West Vancouver, B.C. V7V 1B8. Our telephone number is (604) 922-6663.

I.     Subsidiary Information

Not applicable

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No Disclosure Necessary.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

No Disclosure Necessary

B.     Warrants and Rights

No Disclosure Necessary

C.     Other Securities

No Disclosure Necessary

D.     American Depository Shares

No Disclosure Necessary

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary

ITEM 15.     CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the our president, of the effectiveness of the design and operation of our "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

A.     AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because we have limited operations, at the present time, we believe the services of a financial expert are not warranted.

B.     CODE OF ETHICS

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

C.     PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2005	$2,050	Robison, Hill & Co., Certified Public Accountants
2004	$0	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2005	$0	Robison, Hill & Co., Certified Public Accountants
2004	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2005	$0	Robison, Hill & Co., Certified Public Accountants
2004	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2005	$0	Robison, Hill & Co., Certified Public Accountants
2004	$0	Robison, Hill & Co., Certified Public Accountants

(5) Our audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the audit committee pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

(6) The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full time, permanent employees was 0%.

D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our shares of common stock are traded on the Bulletin Board and accordingly there are no listing standard requirements for an audit committee.

E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.     FINANCIAL STATEMENTS

Our fiscal year end is March 31. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by a firm of Certified Public Accountants.

Our financial statements for our fiscal years ending March 31, 2004 and March 31, 2005, immediately follow:

INDEPENDENT AUDITOR'S REPORT

Homeland Precious Metals Corp.
(An Exploration State Company)

We have audited the accompanying balance sheets of Homeland Precious Metals Corp.(An Exploration State Company) as of March 31, 2005 and 2004, and the related statements of operations and cash flows for the year ended March 31, 2005 and the period from April 28, 2003 (Inception) to March 31, 2004, and the statements of stockholders' equity from April 28, 2003 (Inception) to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended March 31, 2005 and March 31, 2004 and the cumulative from April 28, 2003 (Inception) to March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management' s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully Submitted,

/s/ Robison, Hill & Co.
Certified Public Accountants
Salt Lake City, Utah
September 26, 2005

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)

BALANCE SHEETS

	March 31,		March 31,
	2005		2004

ASSETS:
Current Assets:
Cash	$141,518		$60,290
Other Receivables	250		-
Total Current Assets	141,768		60,290

TOTAL ASSETS	$141,768		$60,290

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts Payable	$4,047	$	$ -
Note Payable - Shareholder	102,156		343
Total Current Liabilities	106,203		343

TOTAL LIABILITIES	106,203		343

Stockholders' Equity:
Preferred Stock, No Par Value
Authorized 20,000,000 shares,
No shares issued at March 31, 2005 and 2004	-		-
Common Stock, No Par Value
Authorized 300,000,000 shares,
Issued 13,537,800 shares at March 31, 2005 and 2004	76,526		76,526
Deficit Accumulated During Exploration State	(40,961)		(16,579)
Retained Deficit	-		-

TOTAL STOCKHOLDERS' EQUITY	35,565		59,947

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$141,768		$60,290

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENTS OF OPERATIONS

			Cumulative
		For the	Since
		Period	April 28,
		April 28, 2003	2003
		(Inception) to	Inception of
	March 31,	March 31,	Exploration
	2005	2004	State

Revenues:	$-	$-	$-

Expenses:
General & Administrative	6,073	1,528	7,601
Legal Fees	17,931	15,000	32,931

Net Loss from Operations	(24,004)	(16,528)	(40,532)

Other Income (Expense)
Interest, Net	(102)	(6)	(108)
Currency Exchange, Net	(276)	(45)	(321)

Net Loss	$(24,382)	$(16,579)	$(40,961)

Basic & Diluted loss per share	$-	$-

Weighed Average Shares	13,537,800	13,248,591

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENT OF STOCKHOLDERS' EQUITY

						Deficit
						Accumulated
						During
	Preferred Stock		Common Stock		Retained	Exploration
	Shares	Value	Shares	Amount	Deficit	State	Total
April 28, 2003, Shares Issued to
President (Inception)	-	$-	100	$-	$-	$-	$-

April 30, 2003, Shares Issued to
President for Cash	-	-	1,500,000	1,140	-	-	1,140

May 9, 2003, Shares Issued to
Various People for Cash	-	-	3,012,500	75,386	-	-	75,386

Net Loss	-	-	-	-	-	(16,579)	(16,579)
Total Comprehensive Income	-	-	-	-	-	(16,579)	(16,579)

Balance at March 31, 2004	-	-	4,512,600	76,526	-	(16,579)	59,947

Retroactive adjustment for
3 for 1 forward stock split	-	-	9,025,200	-	-	-	-

Restated Balance at March 31, 2004	-	-	13,537,800	76,526	-	(16,579)	59,947

Net Loss	-	-	-	-	-	(24,382)	(24,382)

Balance at March 31, 2005	-	$-	13,537,800	$76,526	$-	$(40,961)	$35,565

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENTS OF CASH FLOWS

		For the	Cumulative
		Period	Since
		April 28, 2003	April 28, 2003
		(Inception) to	Inception of
	March 31,	March 31,	Exploration
	2005	2004	State
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(24,382)	$(16,579)	$(40,961)

Adjustments to reconcile net loss to net
cash used in operating activities:
Decrease (Increase) in other receivables	(250)	-	(250)
Increase (Decrease) in accounts payable	4,047	-	4,047
Net Cash Used in operating activities	(20,585)	(16,579)	(37,164)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Shareholder Loan	102,156	343	102,499
Payment on Shareholder Loan	(343)	-	(343)
Proceeds from Sale of Common Stock	-	76,526	76,526
Net Cash Provided by Financing Activities	101,813	76,869	178,682

Net (Decrease) Increase in Cash	81,228	60,290	141,518
Cash at Beginning of Period	60,290	-	-

Cash at End of Period	$141,518	$60,290	$141,518

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: None

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for Homeland Precious Metals Corp. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $41,000 for the period from April 28, 2003 (inception of exploration state) to March 31, 2005 and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

The Company's future capital requirements will depend on numerous factors including, but not limited to, locating and acquiring interests in various mining opportunities

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia on April 28, 2003.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nature of Business

The Company plans to engage in the acquisition and exploration of natural resource properties. The Company commenced operations on April 28, 2003, but as of March 31, 2005 it has not acquired any interests in any properties. The Company is currently looking for properties worthy of exploration and development.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's primary functional currency is the U.S. dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are translated at year-end exchange rates while income and expense accounts are translated at average rates in effect during the year. Gains and losses on translation are included in income.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Producing Activities

The Company is in the exploration state and has not yet realized any revenue from its planned operations. It is primarily engaged in the acquisition, exploration and development of high grad, economical precious metal properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level. Prior to commencing commercial production, revenues relating to development, net of mining costs associated with its production, are offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property. Fair value generally is based on the present vale of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

Loss per Share

Net income (loss) per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. There were no common stock equivalents as of March 31, 2005.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income is comprised of net income (loss) and all changes to capital deficit except those resulting from investments by owners and distribution to owners.

NOTE 2 - INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian Income Taxes. As of March 31, 2005, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $41,000 that may be offset against future taxable income through 2012. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - EXPLORATION STATE COMPANY/ GOING CONCERN

The Company has not begun principal operations and as is common with an exploration state company, the Company has had recurring losses. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

NOTE 4 - COMMITMENTS

As of March 31, 2005, all activities of the Company have been conducted by corporate officers from either their homes or business offices. There are no commitments for future use of the facilities.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

On April 28, 2003, the Company's president and shareholder loaned the company money in order to pay incorporation fees. This note payable is due on demand with imputed interest of 2 percent. As of March 31, 2005 and 2004, the Company owes $0 and $343 respectively.

As of March 31, 2005, the Company's president and shareholder loaned the company money in order to pay general and administrative fees. This note payable is due on demand with imputed interest of 2 percent. As of March 31, 2005 the company owes $2,069.

On March 15, 2005, the Company entered into an agreement for a loan with a shareholder of $100,000. This note payable is due on demand with imputed interest of 2 percent. As of March 31, 2005, the Company owes $100,087.

NOTE 6 - COMMON STOCK TRANSACTIONS

The Company was incorporated to allow for the issuance of up to 300,000,000 shares of no par value common stock.

On April 28, 2003 (inception), the Company issued 300 shares of common stock to its president.

On April 30, 2003, the Company issued 4,500,000 shares of common stock to its president for $1,140 ($1,500 Canadian). The shares were valued at $.001 per share.

On May 9, 2003, the Company issued 9,037,500 share of common stock to various people for $75,386. The shares were valued at $.025 per share.

On December 23, 2004, all of the Shareholders of the Company voted unanimously to approve a 3 for 1 forward stock split, and with this authorization the Company increased its authorized common shares to 300,000,000. As a result of this action, the total number of outstanding shares was increased from 4,512,600 to 13,537,800. All references to common stock in the financial statements have been changed to reflect the stock split.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 7 - PREFERRED STOCK

The Company has authorized a total of 20,000,000 shares of Class B Preferred Redeemable Stock with no par value. A holder of Class B Preferred has the right to one vote per share at all shareholder meetings. As of March 31, 2005, no preferred shares were issued.

The holders of Class B Preferred Stock are entitled to receive and the Company shall pay, when declared by the Board of Directors payment of dividend, fixed, non-preferential, non-5 of the amount equal to the redemption price. The Corporation is under no obligation to pay dividends on the Class B Redeemable Preferred Stock, and the stock is redeemable at the option of the Company.

In the event of any liquidation, dissolution or winding-up of the Corporation, the holders of outstanding shares of Class B Preferred shall be entitled to be paid out of the assets of the Corporation available for distribution to shareholders, before any payment shall be made to or set aside for holders of any other stock, at an amount to be designated by the directors plus any unpaid and accrued dividends per share.

ITEM 18.     FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.     EXHIBITS

A.     Financial Statements of Registrant.

The following financial statements, together with the reports of our independent accountants, are filed as part of this registration statement.

B.     Exhibits.

The following exhibits are incorporated herein by reference from the registrant's Form F-1 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-115278 on May 7, 2004. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Document Description
3.1	Articles of Organization.
4.1	Stock Certificate

The following exhibits are incorporated herein by reference from the registrant's Form F-1 POS AM Registration Statement filed with the Securities and Exchange Commission, SEC file #333-115278 on March 29, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Document Description
3.2	Amended Articles of Organization.

The following exhibits are incorporated herein by reference from the registrant's Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-124014, on April 12, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Document Description
10.1	2005 Stock Option Plan

The following exhibits are filed with this report

Exhibit No.	Document Description
11.1	Code of Ethics
12.1	Certification of the chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer and chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Robison, Hill & Co., Certified Public Accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 26th day of September, 2005.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:	/s/ Bruce Johnstone
Bruce E. Johnstone, President, Principal Executive Officer, Secretary, Treasurer, and Principal Financial Officer, Principal Accounting Officer