Form 20-F
period 2006-03-31
Homeland Precious Metals Corp.
filed 2006-10-02
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

HOMELAND PRECIOUS METALS CORP.

FILE NO. 000-51537

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended: MARCH 31, 2006
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

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
Title of each class: None

The number of shares of common stock outstanding at March 31, 2006 is 13,737,800

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
[ X ] YES       [   ] NO

EXHIBIT INDEX BEGINS ON PAGE 64.

INTRODUCTION

The phrase "fiscal year" refers to the twelve months ended March 31 of the relevant year. All references to "$" or "dollars" mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

We were incorporated pursuant to the Company Act (British Columbia) on April 28, 2003. We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations on April 28, 2003. As of today, we have active resource exploration programs on two properties in the Walker Lane Trend of western Nevada.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit will exist on any of the properties that we are currently exploring, or on any other properties that we may be considering for acquisition. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We publish our financial statements expressed in US Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

Our fiscal year ends on March 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.        Directors and Senior Management
Bruce E. Johnstone 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and and Director

David Mallo 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	Director

George Eliopulos 1489 Marine Drive Suite 136 West Vancouver, British ColumbiaCanada V7T 1B8	Director

B.        Advisers
Advisory Board

Doug Turnbull 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	Exploration Technical Advisory

Ian E. Marshall 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	Industry Legal Advisor

Gerry Humphries 1489 Marine Drive Suite 136 West Vancouver, British Columbia Canada V7T 1B8	Business Advisor

The legal advisor in relation to this report

Conrad C. Lysiak
Attorney at Law
601 West First Avenue, Suite 903
Spokane, Washington 99201

C.       Auditors

Our auditors are:

Robinson, Hill & Co.
Certified Public Accountants
1366 Murray-Holladay Road
Salt Lake City, Utah 84117

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 1, 2005 to March 31, 2006 have been audited by Robison, Hill & Co. Certified Public Accountants.

Our financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have not declared a dividend since our inception on April 28, 2003. There have been fluctuations in revenue and net income (loss) since our last report due to ongoing exploration operations. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the last two fiscal year ends ending March 31, 2005 and 2006:

	For the year ended March 31, 2006	For the year ended March 31, 2005
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$1,344,858	$24,382
Loss per share	$.10	$0

Note:     Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the two most recent fiscal periods ended March 31, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

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

Period	Rate at Fiscal Year End	Period Average	Period High	Period Low
April 1, 2005 - March 31, 2006	0.8568	0.8385	0.8850	0.7851
April 1, 2004 - March 31, 2005	0.8267	0.7842	0.8532	0.7138

Last Eight Fiscal Quarters	Rate at Fiscal Quarter End	Period Average	Period High	Period Low
January 1, 2006 - March 31, 2006	0.8568	0.8662	0.8850	0.8475
October 1, 2005 - December 31, 2005	0.8580	0.8524	0.8748	0.8345
July 1, 2005 - September 30, 2005	0.8542	0.8314	0.8601	0.8008
April 1, 2005 - June 30, 2005	0.8142	0.8043	0.8286	0.7851
January 1, 2005 - March 31, 2005	0.8220	0.8164	0.8368	0.7944
October 1, 2004 - December 31, 2004	0.8303	0.8200	0.8532	0.7836
July 1, 2004 - September 30, 2004	0.7576	0.7644	0.7886	0.7405
April 1, 2004 - June 31, 2004	0.7440	0.7363	0.7685	0.7138

Most Recent 6 Monthly Periods	Rate at Fiscal Quarter End	Period Average	Period High	Period Low
August 2006	0.9025	0.8926	0.9047	0.8790
July 2006	0.8840	0.8879	0.9056	0.8726
June 2006	0.8931	0.8987	0.9148	0.8857
May 2006	0.9076	0.9007	0.9111	0.8868
April 2006	0.8956	0.8722	0.8957	0.8493
March 2006	0.8568	0.8658	0.8850	0.8512

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year ending March 31, 2006:

MONTH	HIGH	LOW

April 2005	0.8286	0.7923
May 2005	0.8091	0.7851
June 2005	0.8173	0.7915
July 2005	0.8316	0.8008
August 2005	0.8430	0.8126
September 2005	0.8601	0.8368
October 2005	0.8629	0.8382
November 2005	0.8658	0.8345
December 2005	0.8748	0.8507
January 2006	0.8746	0.8475
February 2006	0.8788	0.8610
March 2006	0.8850	0.8512

The noon rate of exchange on August 31, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1084 (US$0.9025 = CDN$1.00). Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Capitalization and Indebtedness

The following table summarizes our financial information as at March 31, 2006 and March 31, 2005:

Indebtedness	March 31, 2006	March 31, 2005
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured:	$21,548	$4,047
Arms length third parties	$0	$0
Related parties	$102,108	$102,156
Total indebtedness	$123,656	$106,203
Share Capital	$326,526	$76,526
Additional Paid in Capital	$1,212,000	$0
Accumulated Deficit	$(1,385,819)	$(40,961)
Total capitalization	$276,363	$141,768

C.     Reason for the Offer and Use of Proceeds

Not applicable

D.     Risk Factors

Company risks:

1. Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Currently, we need a minimum of US$10,000.00 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We had US$262,850 and CDN$9,041 in cash as of March 31, 2006.

2. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the properties we acquire will not contain any reserves, and any funds spent on exploration will be lost. Looking for mineralized material below the surface of the earth is very speculative. While equipment can detect mineralized material beneath the surface of the earth, the detection devices can not determine the type of mineralized material. The type of mineralized material can only be determined by extracting it from the ground. The likelihood of taking an unexplored piece of land and finding mineralized material is improbable. The likelihood of locating a valuable reserve is remote. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability any properties that we obtain may not contain any reserves, and any funds spent on exploration will be lost.

3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations. We were incorporated on April 28, 2003, and although we have started our business operations, we have not realized any revenues since inception. We have only one year of operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $1,385,819. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

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

4. We own interests in two properties, but as yet have no known mineral reserves. Without mineral reserves we cannot generate income and if we cannot generate income we will have to cease operations which will result in the loss your investment. We own interests in two exploration properties, but have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

5. Because we are small and do not have much capital, we must limit our property acquisitions and exploration and as a result may not find any minerals. Without any property or minerals, we cannot generate revenues and you will lose your investment. Because we are small and do not have much capital, we must limit our property acquisitions and exploration. Because we may have to limit our property acquisitions and exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

6. Because our Directors have other outside business activities and will only be devoting 4 to18 hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration. Because our officer and directors have other outside business activities and will only be devoting 4 to 18 hours of their time collectively per week to our operations, our operations may be sporadic and occur at times which are convenient to our directors. As a result, exploration of our properties may be periodically interrupted or suspended.

Industry risks:

7. We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend operations. Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. Our exploration efforts will continue as funds permit. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need. Suspension of operations will result in the delay of generation of revenues.

Investment risks:

8. Because there is a limited public trading market for our common stock, you may not be able to resell your stock. There is currently a limited public trading market for our common stock on the Bulletin Board operated by the National Securities Dealers, Inc. Therefore, you may not be able to resell you shares.

9. Because our securities are subject to penny stock rules, you may have difficulty reselling your shares. Our shares as penny stocks are covered by section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company' s securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder' s ability to dispose of his stock.

10. Because all of our assets and our officer and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our director and officer predicated upon the securities laws of the United States or any state thereof.

11. We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors. Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering.

12. Because we may issue additional shares of common stock in public offerings or private placements, your ownership interest in us may be diluted. Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 2003. Natural resource exploration and development requires significant capital and our assets and resources are extremely limited. Therefore, we anticipate participating in the natural resource industry through the purchase of small interests in either producing properties or natural resource exploration and development projects. In April of 2005, we acquired two properties worthy of exploration from Desert Pacific Explorations, Inc., a Nevada company.

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

B. Business Overview

We are in the business of acquiring or optioning mineral exploration properties with the intention to explore for gold in the state of Nevada. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations.

In addition, we may not have enough money to complete the exploration of our property. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans.

On March 29, 2006, we completed a private placement with a single person whereby we raised US$250,000 by the sale of 200,000 Units at a price of US$1.25 per Unit. Each Unit consists of (a) one share of common stock (the " Shares") of the Company, a British Columbia corporation, (b) one Class A warrant (the "Class A Warrant"), exercisable beginning twelve (12) months from the Closing (as defined below) for five years thereafter, to purchase one Share at an exercise price of US$1.50 per Share, and (c) one Class B warrant (the "Class B Warrant"; and together with the Class A Warrant, the "Warrants"), exercisable beginning twenty-four (24) months from the Closing (as defined below) for four years thereafter, to purchase one Share at an exercise price of US$1.75 per Share.

At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and cannot raise it, we will have to suspend or cease operations.

On April 11th of 2005, the Board voted to increase the number of seats from one director to three, and a resolution was adopted adding Mr. David Mallo and Mr. George Eliopulos to the Board of Directors. Both Mr. Mallo and Mr. Eliopulos are senior geologists with 25 and 30 years experience respectively. They will add significantly to the management team and are responsible for the technical operations of the our Company.

On April 20, 2005, we entered into an agreement with Desert Pacific Explorations, Inc. which gives us the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. Having signed an agreement for these properties, we must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

1	Paying the sum of $20,000 US to the Optionor by way of cash upon signing.

2.	on or before April 30, 2006:
	a.	make a work commitment in the aggregate amount of $125,000 on the properties;
	b.	and paying $30,000 to the Optionor;

3.	on or before April 30, 2007:
	a.	make a work commitment in the aggregate amount of $200,000 on the property(s) in addition to the expenditure referred to in 2(a) above;
	b.	and paying $30,000 to the Optionor;

4.	on or before April 30, 2008:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s) in addition to the expenditure referred to in 2(a) and 3(a) above;
	b.	and paying $40,000 to the Optionor;

5.	on or before April 30, 2009:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s) in addition to the expenditures referred to in 2(a), 3(a) and 4(a) above;
	b.	and paying $50,000 to the Optionor;

6.	on or before April 30, 2010:
	a.	makes a work commitment in the aggregate amount of $300,000 on the property(s) in addition to the expenditures referred to in 2(a), 3(a), 4(a) and 5(a) above.
	b.	and paying $150,000 and 100,000 stock options of Homeland Precious Metals Corp. with an exercise price to be determined at that time, to the Optionor.

Properties

Bell Flat Property

The Bell Flat Project is located in Churchill County, Nevada, approximately 110 miles east of Reno and 10 miles north of Gabbs at an elevation of 5250 to 5650 feet.  The property encompasses gently rolling to flat topography covered by sagebrush, and the climate is temperate, with minor snow cover from December to March.  Also an ideal location for exploration work, the property is easily accessed via a gravel road from Nevada highway #361.

NEVADA
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Eureka
Carson City
Ely
Yerington
Hawthorne
Tonopah
Goldfield
Pioche
←WALKER LANE→
BELL FLATS PROPERTY
Las Vegas
Volcanic Hosted Gold Mine
Large Epithermal Gold Deposit

Location of Bell Flat Project, Churchill County, Nevada

Old mining activity is present on the property, indicated by a single shaft of indeterminate depth (less than 150 feet), and by numerous shallow pits and trenches.

Recent exploration efforts may have been initiated as early as 1983.  The earliest available exploration records for the area occurred in 1992 when geologic mapping, geochemical sampling, a geophysical survey and drilling were undertaken by a major exploration company.  The mapping, geophysics and sampling identified at least two separate precious metal targets, one on the north end and one on the south end of the property.

The drilling program tested the northern target with mixed results, and the southern anomaly has yet to be drilled.  The best drill holes encountered 7 meters of 60 g/t silver in one hole and 3 meters of 0.36 g/t gold in another.  The best gold values in drilling were obtained from a previously undetected alteration system within volcanic rock similar to the nearby Paradise Peak (1.6M oz.) gold deposit.  This system will be re-examined through a re-evaluation of the existing geophysical survey and detailed mapping of the area.

Although the south end of the property remains untested by drilling, values of 3 to 5 g/t over 3 meter widths have been obtained from surface channel samples of a trench. Mineralization in this area occurs within a limestone unit of the Luning Formation. This is significant because the nearby Santa Fe gold deposit is a model for this type of mineralization.

In May of 2005 we implemented an exploration program which consisted of rock sampling and geological mapping. Rock sampling is the collection of a series of small chips over a measured distance, which is then submitted for a chemical analysis, usually to determine the metallic content over the sampled interval, a pre-determined grid laid out on the property. Geological mapping is a process of analyzing the geological structures visible on the surface of the ground and also that which might be visible in existing underground adits.

Along with rock sampling and geological mapping, we hired the services of Fritz Geophysics, a firm specializing in geo-technical evaluation and interpretation of geophysical information. This is information that is collected by electronic means using sophisticated devices that measure changes in the Earth's magnetic fields and which can also include measurements of the Earth's resistance to conduct electricity. In the case of our Bell Flat property, we had an IP-Resistivity survey from a previous operator. We were not satisfied with the information that accompanied the survey, so we contracted Fritz Geophysics to re-interpret what the IP-Resisitivity survey showed. After his analysis was complete, he indicated that the few holes that were drilled on the Bell Flat property by previous operators did not correspond with the data provided by the IP-Resistivity survey, and that the survey showed encouraging results that warranted further exploration. See "Bell Flat IP Survey Interpretation" below.

In September of 2005, we increased the land area of the Bell Flat property to 400 acres with the filing of 18 additional claims with the Nevada Bureau of Land Management. With permitting for a drill program already approved, an auger drill program was initiated where approximately 400 shallow depth holes were drilled on a 100 foot grid spacing over the entire Bell Flat property. Auger drilling is a process of drilling four inch diameter holes with an auger bit mounted on the back of an articulated drilling rig. This drilling provides holes that range in depth from a few feet up to a maximum of eighteen feet. The samples collected from this kind of drilling when assayed, measures the mineral content in the overburden rock. When the assay figures from each hole is plotted on the grid, and then compared with the IP-Resistivity survey, it gives us a better understanding as to where the mineral rich areas are on the property. The results of this auger drill program yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end, and defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics. The auger sampling anomalies, along with the surface rock chip samples previously collected from the property, define a discrete zone of alteration and mineralization that can be followed for over 1600 meters (1 mile). Further exploration is planned for Bell Flat.

BELL FLAT AUGER DRILL PROGRAM
September, 2005

<5 ppb Au
5–10 ppb Au
10–25 ppb Au
25–100 ppb Au
>100 ppb Au
Rock Chip Sample
>10 ppb Au Contour
Previous Drill Hole
409000
409500
4327500
4327000
4326500
4326000
5432
5574
5462
BM
5324
92-3
92-5
92-4
92-6
92-2
92-7
92-8
Wash
Gabbs
Drill Hole
N
1:12,000

Montgomery Pass Property

The Montgomery Pass Project is located in Mineral County, Nevada, approximately 150 miles South of Reno, and 60 miles west of Tonopah. At an elevation ranging from 5200 to 7900 feet, the property sits amongst gently rolling to steeply inclined hills that are covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. An ideal location for exploration work, the property is accessed from U.S. Highway #6, and has multiple access points from gravel roads created by past activity in the area.

NEVADA
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Carson City
Yerington
Eureka
Ely
WALKER LANE
Hawthorne
Tonopah
Goldfield
Pioche
Las Vegas
MONTGOMERY
PASS PROPERTY
Volcanic Hosted Gold Mine
Large Epithermal Gold Deposit

Location of Montgomery Pass Project, Mineral County, Nevada

The earliest known mining activity in the area was conducted as early as 1863 when gold-silver-lead mineralization was discovered in the Breccia area. Production of precious metals occurred from 1910 to 1913 when silver ore was shipped to the Tonopah smelter, and again from 1931 to 1933 in the Hound Dog and VOL areas when high-grade gold ore was exploited from underground workings totaling no more that 400 feet in each area. Mercury, a leading indicator of gold, was produced in small amounts from the Pan target area, and silver, gold, tungsten, and copper are present throughout the rest of the claims.

Recent exploration efforts were initiated by major mining companies in 1979. To date, they have spent a combined total of over $1,750,000 to identify at least seven targets in diverse settings within the property boundaries. The seven mineralized areas are identified as Pan, VOL, Breccia, Contact, Magnetite, Panorama and Hound Dog zones. Previous drilling on the VOL zone intersected 38 meters grading 1.45 g/t gold starting at surface, and drilling at the Hound Dog zone encountered multiple intercepts, the most significant of which being 3 meters of 9.7 g/t gold. Hound Dog is of particular interest because its geology and geochemistry are similar to that of the Paradise Peak Mine, a producer of 1.6 million ounces of gold.

Compilation of all available data was completed in early 2000, and the analysis defined at least three separate mineralizing events. A gold rich zone containing little or no trace elements or silver is found associated with quartz-calcite veining on the northern part of the property in the VOL and Pan areas; a second mineralizing event includes a high silver to gold ratio with significant trace elements, and which defines the Hound Dog and Breccia zones; the third mineralizing event contains gold with bismuth, magnetite, copper and tellurium found present and which typifies the Magnetite and Contact zones, neither of which have been drilled to date.

While work was proceeding on Bell Flat, permitting was ongoing for the Montgomery Pass property. As this property is located within the boundaries of a National Forest, the requirements of the permitting process were more involved. But in December of 2005, final approval was received for the reverse circulation drill program at Montgomery Pass. Reverse circulation drilling is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core sampling would follow this stage. Core sampling is the process of drilling holes to a depth of up to 1,400 feet in order to extract samples of earth. Our geologists have determined where drilling will occur on the property, and on April 30th, 2006 road construction in preparation for the drill program began. Drilling began at Montgomery Pass the week of July 7th, 2006, but steep terrain and problems with support equipment caused delays after initial work began. After repairs taking several weeks were completed, work resumed and will continue throughout the summer and fall months depending on the availability of equipment.

Photo Of Reverse Circulation Drill Rig Working At Montgomery Pass Property, July 2006

Photo Of Road Building Work At Montgomery Pass Property, June 2006

Water Canyon Property

On August 4, 2006, through our wholly owned subsidiary, Homeland Exploration, Inc., we signed a letter of intent with Newmont USA Limited, a subsidiary of Newmont Mining Corporation, to lease the Water Canyon Project. Located adjacent to Newmont's Mule Canyon Mine, the Water Canyon property consists of approximately 2,560 acres (4 sq. miles) which sits immediately along strike of the Mule Canyon Complex.  Situated in north central Nevada, Water Canyon lies within the Battle Mountain-Eureka Trend and Northern Nevada Rift.  This area has seen prolific precious metal production since the early 1900' s, and large-scale precious metal production continues to this day.  The adjacent Mule Canyon Complex produced approx 0.5 million ounces of gold from six open pits over a 7 year period.

NEVADA
Northern Nevada Rift
Battle Mountain - Eureka Trend
Winnemucca
Elko
Lovelock
Reno
Fallon
Carson City
Yerington
Eureka
Ely
Hawthorne
Tonopah
Goldfield
Pioche
Las Vegas
WATER CANYON PROPERTY
Volcanic Gold Deposit / Mine
Large Gold Deposit / Mine

According to the Nevada Bureau of Mines and Geology support text document for its Map 144, "Geologic Map Of The Mule Canyon Quadrangle", the Mule Canyon area revealed epithermal gold-silver ore as early as 1986 when Gold Fields Mining Corp. began exploration drilling.  Subsequent exploration by other companies through until 1996 outlined a north-northwest elongated zone of about 2.5 km in length and 0.6 km wide.  The combined ore bodies contained about 9 million tons of ore at an average grade of 0.111 oz Au/ton (1 million oz Au), and other drilled resources west and southwest of the economic ore bodies increased the total Au resources in the area to about 1.3 million oz. gold.

Although complete details of the agreement with Newmont will not be disclosed until a definitive agreement has been signed, it can be disclosed that Newmont has a back in right that, if exercised, would in a joint venture agreement with Newmont.

Our exploration programs are designed to economically explore the properties that we have secured. We do not know if we will find mineralized material, and we do not claim to have any minerals or reserves whatsoever.

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

If we explore a property and do not find mineralized material, we will allow the option to expire.

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

Subcontractors

We intend to use the services of subcontractors for manual labor exploration work on our properties. Mr. Johnstone will handle our administrative duties, and Mr. Eliopulos will be responsible for the work programs in Nevada. As a resident of Nevada, Mr. Eliopulos has long standing relationships with the various consulting geologists and equipment contractors in Nevada, and his many years of experience in the area of exploration will ensure that the right sub-contractors are hired for each stage of exploration. The subcontractors we hire will determine the number of persons it will employ for surveying, exploration, and excavating of the property. Further, we will hire geologists and engineers as independent contractors on an as needed basis. Currently, we have contracted one geologist in Nevada on a consulting bases, and he will work closely with Mr. Eliopulos on an as needed bases to help oversee our exploration projects.

Employees and Employment Agreements

At present, we have no employees, other than ourmanagement team which consists of our three member Board of Directors, one of which is our sole officer. Our management team work part-time for our company and do work for other companies as well. They will devote about 10 to 40% of their time or four to 18 hours per week to our operation. Our officer and directors do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and directors other than the following option plan. On April 8th, 2005 we filed a Form S-8 registration with the SEC for an option plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to the company.

C.     Organizational Structure

Not applicable

D.     Property, Plants and Equipment

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We do not own any properties, plants or equipment, but do have an option to earn a 100% interest in two Nevada exploration properties by fulfilling expenditures on these properties in accordance with the Option Agreement with Desert Pacific Explorations, Inc.

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

We are an exploration stage corporation that has an Option Agreement with Desert Pacific Explorations, Inc. for two gold exploration properties in Nevada. We do not have any interests in any ore bodies, and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that although we have enough money to fund our operations for the next twelve months, there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a producing property, find mineralized material and delineate an ore body on one or both of our existing exploration properties, and begin removing and selling minerals. As of March 31, 2006, we had US$262,850 and CDN$9,041 in cash. We believe that is enough money to fund our exploration activities for the next twelve months.

Exploration Expenditures and Working Capital

We cannot be specific about the application of funds for exploration, because we do not know what we will find. If we attempted to be too specific, every time an event occurred that would change our allocation, we would have to amend this annual filing. We believe that the process of amending the annual filing would take an inordinate amount of time and not be in your best interest in that we would have to spend money for legal fees which could then not be spent on exploration.

Working capital is the cost related to operating our office. It is comprised of expenses for mail, stationary and other office supplies, and legal and accounting fees related to filing reports with the SEC. Office equipment, and minor office services are provided free of charge as an accommodation by our officer and director, Mr. Bruce Johnstone.

We have allocated a range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. Our initial exploration proved up positive results, so we are expanding the exploration activities to include reverse circulation drilling. This is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core drilling would follow this stage.

If we discover significant quantities of mineralized material, we will begin technical and economic feasibility studies to determine if we have reserves. Only if we have reserves will we consider developing the property.

If through early stage exploration we find mineralized material and it is feasible to expand the exploration program beyond what we have allocated funds for, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

We have discussed this matter with our officer and Board of Directors, however, our officer and directors are unwilling to make any commitment to loan us any significant amounts of money at this time. At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

Our exploration program is explained in as much detail as possible in the business section of this annual filing. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of minerals and we have determined they are economical to extract from the land.

If we are unable to complete any phase of exploration because we don' t have enough money, we will cease operations until we raise more money. If we can' t or don' t raise more money, we will cease operations. If we cease operations, we don' t know what we will do and we don' t have any plans to do anything.

We do not intend to hire any employees at this time. Any work that would be conducted on our properties will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. Our geologists will evaluate the information derived from the exploration and excavation and contracted engineers will advise us on the economic feasibility of removing the mineralized material.

Our plan of operation has expanded from our previous year. With the signing of the Option Agreement with Desert Pacific Explorations, Inc. for the two Nevada gold exploration properties, Bell Flat and Montgomery Pass, and the addition of the two new directors who are geologists, we have developed work programs that reflect the state of exploration for our properties.

As of March 31, 2006, we have determined an exploration budget for the 2006-2007 fiscal year. These figures have been estimated based on past experience by our geologists, but the actual amounts that we spend may vary because exploration in Nevada is extremely active at this point in time, and costs may fluctuate depending on supply and demand for equipment and man power. The budget is estimated as follows:

2006 - 2007 FISCAL YEAR ESTIMATED EXPLORATION BUDGET
	Item or Activity	Cost US$
1.	Salaries and Associated Costs for sub-contracted Professionals (Geologists, engineers etc.)		$20,700
2.	Communications and Office Supplies		$1,500
3.	Field Work:	$
	Geochemical Analysis		$15,000
	Reverse Circulation Drilling		$65,000
	Mobilization-Demobilization		$10,000
	Field Supplies		$1,000
4.	Travel Expenses (Vehicle mileage, field motels, meals)		$9,500
5.	Property Costs
	Annual Properties Option Payment		$30,000
	Claim Maintenance Fees		$13,635
6.	Audit and Legal Fees		$12,000
7.	SEC Filing Fees		$3,000
	Total Budget:		$181,335

Bell Flat Property

Over the last year, we began a work program on the Bell Flat property that consisted of rock sampling, geological mapping and auger drilling. By the time that work permits were secured for a late September 2005 auger drill program, we had already file an additional 18 claims for the Bell Flat property. This filing brought the land area on the Bell Flat property up to 400 acres in size. The auger drill program took about 10 days to complete, and the samples collected from these grid drill holes were sent to ALS Chemex in Sparks, Nevada, for analysis. The cost for the auger drilling was $10,396. The cost of analysis was $5,092. The analysis yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end. This work program defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics. The auger sampling anomalies, along with the surface rock chip samples previously collected from the property, define a discrete zone of alteration and mineralization that can be followed for over 1600 meters (1 mile). As a result of this exploration work, it has been determined that additional drilling is warranted for Bell Flat. Our geologists have a preliminary budget of $20,000 for reverse circulation drilling on Bell Flat for the 2006 work season, and are in the process of evaluating where the drill locations will be. Once these locations are identified, then permits will be applied for. As Bell Flat is in the Bureau of Land Management area of jurisdiction, we do not anticipate a lengthy time frame for the permits to be approved. Work may start as early as late September.

Montgomery Pass Property

Work permits for Montgomery Pass were obtained in late December of 2005 for the work season in 2006. Because Montgomery Pass is located at elevation, we had to wait until the end of May to ensure that ground conditions had sufficiently recovered from the winter snows, before we could initiate any work programs. Otherwise there might be an unacceptable level of environmental disturbance. By the time May had passed, we were able to secure the necessary equipment and manpower to begin the 2006 work program. Road building began in early June, and was completed by month end. Drilling was set to begin during the week of July 12th, 2006, but was delayed due to equipment maintenance by the drilling contractor. By late July, the drill rig was on the property, and drilling commenced.

Because of extreme fire conditions in Nevada this summer, the time frame for the planned drill program has had to be extended. The number of hours that the machinery may be used each day has been shortened, so that there is less risk of the equipment starting a fire in the heat of the afternoon. We anticipate having the drill program finished sometime in late September or early October, 2006, with result from assaying available shortly after that.

Water Canyon Property

We have not planned any work programs for this property at this time, as we have not yet signed the definitive agreement with Newmont. Signing of the definitive agreement is planned to be completed by the end of September.

Operating History

We now have one year of operations upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent to that of a resource exploration business enterprise, including limited capital resources, possible delays in the exploration of properties we have secured, and possible cost overruns due to price and cost increases in services.

We will not have to retain experts to assist us in locating appropriate projects, as we now have two veteran geologists on our Board of Directors that can oversee this aspect of our business enterprise. In order to assist in deciding if we should invest in a particular project, we will first obtain at least the following:

*	A description of the project and the location of the property;
*	The lands that will be subject to the exploration project;
*	The royalties, net profit interest or other charges applicable to the subject lands;
*	The estimated cost of any geophysical work contemplated; and
*	The estimated acquisition costs, exploration costs and development costs of the property.

To become profitable and competitive, we will have to conduct research and exploration of the properties we have acquired, to determine if there is an economical ore body on which we may start production.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on April 28, 2003

Since inception, we obtained a small shareholder loan and have used our common stock to raise money for our start up expenses and initiate operations. Cash provided by financing activities from inception on April 28, 2003 to March 31, 2006 is US$325,000 and CDN$2,000 which was raised through three private placements in British Columbia. On March 15, 2005 we obtained a loan of US$100,000 from a minority shareholder.

On April 20, 2005, we entered into an agreement with Desert Pacific Explorations, Inc. which gives us the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. Having signed an agreement for these properties, we must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

1.	Paying the sum of $20,000 US to the Optionor by way of cash upon signing.

2.	on or before April 30, 2006:
	a.	make a work commitment in the aggregate amount of $125,000 on the properties;
	b.	and paying $30,000 to the Optionor;

3.	on or before April 30, 2007:
	a.	make a work commitment in the aggregate amount of $200,000 on the property(s) in addition to the expenditure referred to in 2(a) above;
	b.	and paying $30,000 to the Optionor;

4.	on or before April 30, 2008:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s) in addition to the expenditure referred to in 2(a) and 3(a) above;
	b.	and paying $40,000 to the Optionor;

5.	on or before April 30, 2009:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s) in addition to the expenditures referred to in 2(a), 3(a) and 4(a) above;
	b.	and paying $50,000 to the Optionor;

6.	on or before April 30, 2010:
	a.	makes a work commitment in the aggregate amount of $300,000 on the property(s) in addition to the expenditures referred to in 2(a), 3(a), 4(a) and 5(a) above.
	b.	and paying $150,000 and 100,000 stock options of Homeland Precious Metals Corp. with an exercise price to be determined at that time, to the Optionor.

In August of 2005, Fritz Geophysics, and independent analytical company, did a re-interpretation of an IP-Resistivity survey that we had from a previous operator on the property, and produced a positive report that confirmed our belief that further exploration on the property should be conducted. Because of this new information, we decided to expand our land position surrounding the Bell Flat property, and in September of 2005, filed an additional 18 claims to increase the Bell Flat property to 400 acres in size.

In September, 2005, we initiated an auger drill program to test the overburden material for mineral content, and the results of this auger drill program yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end, and defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics.

In December of 2005, we obtained permitting for a planned drill program on our Montgomery Pass property. Because it was winter, and the property is at elevation, the drill program was planned for the following work season.

On March 29, 2006, we completed a private placement with a single person whereby we raised US$250,000 by the sale of 200,000 Units at a price of US$1.25 per Unit. Each Unit consists of (a) one share of common stock (the " Shares" ) of the Company, a British Columbia corporation, (b) one Class A warrant (the " Class A Warrant" ), exercisable beginning twelve (12) months from the Closing (as defined below) for five years thereafter, to purchase one Share at an exercise price of US$1.50 per Share, and (c) one Class B warrant (the " Class B Warrant" ; and together with the Class A Warrant, the " Warrants" ), exercisable beginning twenty-four (24) months from the Closing (as defined below) for four years thereafter, to purchase one Share at an exercise price of US$1.75 per Share.

In June of 2006 we began the permitted work program on our Montgomery Pass property. Road building was completed in July, and drilling commenced and continues at this time.

Liquidity and Capital Resources

As of the date of this annual filing, we have yet to generate any revenues from our business operations.

We issued 13,537,800 shares of common stock in 2003 in consideration of US$75,000.00 and CDN$2,000.00. The foregoing 13,537,800 shares reflects a 3 for 1 stock split which occurred on February 3, 2005.

On March 29, 2006, we issued an additional 200,000 shares as part of a private placement which raised $250,000 for our company.

As of March 31, 2006, our total assets were US$276,363 in cash and other receivables and our total liabilities were $123,656 which consisted of accounts payable, two shareholder loans which were used to pay incorporation fees, secure two properties and fund initial exploration, and funds set aside for the estimated remediation of the two properties when the exploration programs are completed. Our assets are comprised of the funds raised from the aforementioned financing activities.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Our officers and directors are as follows:

Our officer and directors are:

Name	Age	Position
Bruce Johnstone	51	President, Chief Executive Officer, Secretary, Treasurer, Principal Financial Officer and Director
George Eliopulos	57	Director
David Mallo	47	Director

Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

Bruce E. Johnston - President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and Director

Since April 28, 2003, Mr. Johnstone, has served as our president, chief executive officer, secretary, treasurer, chief financial officer, and a member of the board of directors. From October 2002 to July 2003, Mr. Johnstone was president and secretary of Patriot Gold Corp., a gold exploration company located in West Vancouver, British Columbia, where he was instrumental in the reorganization of this company from its old business of ostrich farming to that of a resource exploration company. He was also responsible for finding the new management for this company and for securing its first property and private placement financing. Since July, 2003, Mr. Johnstone has been the President of Delbrook Systems, Inc., a private consulting company. Through this company, Mr. Johnstone and his associates advise companies with regard to strategic corporate planning and join venture collaborations. Since June, 1987, Mr. Johnstone has been the president and secretary of Alpine Appliance Installations Ltd., an appliance installations and building renovations corporation located in North Vancouver, British Columbia.

George Eliopulos, B.S., M.S., - Director

Mr. Eliopulos was elected to the Board on April 11, 2005, and is a professional geologist with 30 years of experience in base metal and precious metal exploration and project management. A graduate of the Colorado School of Mines with a degree in geological engineering, George also earned a masters degree in geological engineering from the University of Arizona before embarking on his career as an exploration geologist.

George began his career with a position at Homestake Mining Co. Here he was responsible for development drilling and exploration drilling at the Homestake Gold Mine, the oldest, largest and deepest mine in the Western Hemisphere. It reached more than 8000 feet below the town of Lead, South Dakota, and produced about 350,000 ounces of gold a year before closing in 2001. George then worked at Texasgulf, Inc. as a geologist and participated in the early exploration of the Cripple Creek gold district in Colorado before moving on to a position with Tenneco Minerals Corporation. At Tenneco he was responsible for the supervision of programs leading to the development of the Illipah gold mine in White Pine County, Nevada, the Borealis gold mine in Mineral County, Nevada, and the Manhattan gold mine in Nye County, Nevada. Subsequent to this, George was senior geologist at J. Prochnau & Co. and then Rio Algom Exploration, Inc. In 1994, George acted as consulting geologist for Barrick Bullfrog, Inc., where he was responsible for deep exploration drilling beneath the Bullfrog gold mine, the second largest underground gold mine in the United States in 1996 and which produced over 3.5 million ounces of gold.

Since 1990, George has consulted for numerous mining and exploration companies and has managed over 50 mining properties located in Nevada, Utah, California and Montana.

David Mallo, B.Sc (Spec.) - Director

Mr. Mallo was also elected to the board on April 11, 2005, and is a geologist with 24 years of experience in precious and base metal exploration and project management. Having graduated with a degree in geology in 1981, David spent his first 7 years working for the Canadian subsidiary of Gold Fields Mining Corp. He worked initially as Project Geologist, then Senior Geologist and finally as Manager, New Projects.

David then joined the Pezim Group of Companies, working ultimately at Prime Resources. While with Prime, and on behalf of Calpine Resources, he managed the exploration programs at the Eskay Creek deposit in northern B.C. during the discovery, delineation and early stage feasibility programs of this world-class gold-silver deposit. During this period, David also managed similar exploration programs for a multitude of other companies throughout the Eskay region, as well as many other areas of North America. Following the Eskay Creek programs, David assumed the position of Executive Vice-President of Exploration for Adrian Resources Ltd. While working for Adrian, he was responsible for all aspects of the planning, direction and implementation of exploration programs throughout the Petaquilla District of north central Panama. During this time, Adrian Resources discovered immense copper and gold resources within a series of large mineralized porphyry and epithermal deposits.

In addition, David managed the exploration programs for Madison Enterprises Corp., in Papua New Guinea at the world-renowned Mt. Kare gold project, and more recently in the Battle Mountain District of northern Nevada.

David presently consults to a number of junior resource companies including Madison, Lund Ventures and Adrian Resources and is a current director of Lund Ventures Inc. and Global Tech Inc.

Advisory Board

Doug Turnbull, HB.Sc., PGEO - Geology Advisor

Mr. Turnbull is a consulting geologist with over 20 years experience in diamond, precious and base metal exploration. He holds an Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia.

Mr. Turnbull was part of the exploration team responsible for the discovery of the Eskay Creek gold/silver deposit in British Columbia, Canada. A deposit that in January of 1999 had a mineable reserve of 1.45 Mt grading 57.7 g/t gold and 2493 g/t silver and is the 5th largest silver producer in the world. Along with that, Mr. Turnbull helped to discover the Petaquilla Cu-Au Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea, a deposit which has 1.8 million ounces of gold and 23.8 million ounces of silver (indicated and inferred).

Mr. Turnbull' s previous work/consulting experience includes Monopros Ltd., Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. He currently serves as a director on the boards of Oromin Explorations Ltd., Buffalo Gold Ltd. and Grizzly Diamonds Ltd.

Ian E. Marshall, B.A., LL.B - Legal Advisor

Mr. Ian Marshall is an international business consultant with more than 28 years of legal and corporate experience in the mining industry. A graduate of Carleton University with majors in Economics and Political Science, Mr. Marshall earned a law degree from Queen' s University in Kingston, Ontario, and was called to the bar in 1971.

In 1976, after leaving a position with the British Columbia Hydro & Power Authority where he worked on large construction contracts, Mr. Marshall joined the legal department of Placer Development Limited (" PDL" ). Here he participated in the negotiation and drafting of numerous Canadian exploration agreements.

Mr. Marshall was appointed Counsel at PDL in 1980, and over the next seven years worked on various underwritings and participated in the negotiation and drafting of exploration agreements or concessions in Indonesia, Thailand, Saudi Arabia, Guyana and Tanzania.

In 1987, Mr. Marshall filled the primary in-house legal role in the amalgamations of Placer Development Limited, Campbell Red Lake Mines Limited and Dome Mines Limited to form Placer Dome Inc. (" PDI" ), one of the largest gold producers in the world today. Subsequent to this he played a major role in negotiating the auction and sale of PDI' s Canadian and U.S. oil and gas subsidiaries for cdn$600 million, and directed all legal work for PDI' s first bond issue of us$200 million. In 1995, Mr. Marshall was appointed Associate General Counsel and Assistant Secretary for the company. Along with his other duties, Mr. Marshall co-authored Placer Dome Inc.' s Code of Business Conduct and directed all legal work for both the due diligence and the us$235 million acquisition of 50% of Western Areas' South Deep Mine near Johannesburg, South Africa.

During his career, Mr. Marshall has served as the Vice-Chair of the Environmental Law Section of the B.C. Branch of the Canadian Bar Association (" BCCBA" ), the Chair of the Corporate Counsel Section of the BCCBA, the Chair of the Constitutional and International Law Section of the BCCBA, and was commissioned by the U.K. based International Institute for Environment and Development to write a major paper entitled A Survey of Corruption Issues in the Mining and Mineral Sector. Mr. Marshall also served on the Board of Transparency International Canada for seven years and is currently a member of their Corporate Governance and Nominating Committee. In 2003, he was invited to address the Prospectors & Developers Association of Canada' s International Convention in Toronto on the subject of international investment risk.

Currently an independent international business consultant, Mr. Marshall has advised both senior and junior mining companies, as well as engineering and environmental services firms.

Gerry Humphries, M.B.A., C.A., F.C.M.C - Business Advisor

M Gerry has over 25 years of consulting experience with two major international consulting firms, and 5 years running his own firm. He is a strategic business leader with a sound record of creative and profitable approaches in serving corporate and entrepreneurial clients in both the private and public sectors, and has extensive experience in all areas of management consulting, including technology, human resources, financial management and strategy.

Gerry began his career with Peat Marwick Mitchell & Co. in 1974, and during his time with this company he became a Chartered Accountant and a Certified Management Consultant while working in both Vancouver and Sydney, Australia.

In 1993 Gerry joined with Ernst & Young Management Consultants where, as a Partner, he worked with others on strategy, organizational assessment, management evaluation and executive mentoring assignments. With a team of five, he provided services for clients in the public, private, corporate, entrepreneurial and not-for-profit sectors and in five years was successful in tripling the practice revenue for his consulting unit.

The millennium change saw Gerry working with another group within the Ernst & Young umbrella where he became the Vice-President and B.C. Leader of Cap Gemini Ernst & Young (CGEY). Here he was involved with numerous projects. He led a consulting group of 50 in technology strategy, design, acquisition and implementation; he managed all marketing, staff recruiting/development, administration, office leasing and strategic alliance with Ernst & Young; he was a member of the National Staff Performance Management Committee that oversaw performance management process and decisions for a national staff of 600; he identified, developed and managed accounts in the Public, Manufacturing and Transportation sectors which included the B.C. Liquor Distribution Branch, ICBC, BC Ferries, Ballard Power, Teekay Shipping, Port of Vancouver and TSI Terminal Systems; he liaised with, and recruited, global CGEY colleagues from Europe, Australia, United States and Asia for international consulting projects; and he delivered projects in IT integration and development, systems assessment, change management, strategy and senior management advisory services to clients in both the public and private sector.

Currently Gerry manages his own consulting practice within Western Management Consultants where he provides a diverse set of consulting and management skills to companies and individuals in the public, private, corporate, entrepreneurial and not-for-profit sectors. He has served on the Board of the Canadian Association of Management Consultants for 6 years, including 2 as Chair, and as a Trustee with the International Council of Management Consulting Institutes for 4 years.

B.     Compensation

Compensation of Directors

The members of our board of directors are compensated for their services as directors by the issuance of option from our registered Option Plan. There are no contractual arrangements with any member of the board of directors. We have no director's service contracts.

Compensation of Executive Officers

The following table sets forth the compensation paid by us from April 1, 2004 through March 31, 2006 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted.

Summary Compensation Table

Names of Executive Officers and principal positions					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Securities	Restricted
				Other	Under	Shares of		Other
				Annual	Options/	Restricted		Annual
				Compen-	SARs	Shares	LTIP	Compens
	Year	Salary	Bonus	sation	Granted	Units	Payouts	ation
	Ended	(US$)	(US$)	(US$)	(#)	(US$)	(US$)	(US$)
Bruce Johnstone, President, CEO, CFO & Director	2006 2005 2004	0 0 0	0 0 0	0 0 0	200,000 0 0	0 0 0	0 0 0	0 0 0
George Eliopulos, Director	2006 2005 2004	0 0 0	0 0 0	0 0 0	100,000 0 0	0 0 0	0 0 0	0 0 0
David Mallo, Director	2006 2005 2004	0 0 0	0 0 0	0 0 0	100,000 0 0	0 0 0	0 0 0	0 0 0

We do not anticipate paying any salaries in 2006.

Options & SARs Granted to Named Executive Officers

The following tables outline the Options or SARs that have been granted to our executive officer and directors for the last fiscal year ending March 31, 2006.

OPTION/SAR GRANTS
(Individual Grants)

Individual Grants
Name	Number Of Securities Underlying Options/SARs Granted (#)	Percent Of Total Options/SARs Granted To Employees In Fiscal Year Ended March 31, 2006	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value
Bruce Johnstone	200,000	50	NA	NA
George Eliopulos	100,000	25	0.15	2015	0.02
David Mallo	100,000	25	0.15	2015	0.02

AGGREGATE OPTION/SAR EXERCISES
AND FISCAL YEAR END OPTIONS/SAR VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Unexercised Securities Underlying Options/SARs At FY-End (#) Exercisable/ Unexercisable (1)	Value Of Unexercised In-The-Money Option/SARs At FY-End ($) Exercisable/ Unexercisable (2)
Bruce Johnstone	--	--	200,000	$250,000
George Eliopulos	--	--	100,000	$125,000
David Mallo	--	--	100,000	$125,000

(1)     200,000 options were exercisable at the fiscal year end of March 31, 2006
(2)     Based on the closing price for our common stock on March 31, 2006 of $1.25 per share.

Equity Compensation Plans

The Company currently has one equity compensation plan. The Incentive Stock Option Plan provides for the issuance of stock options for services rendered to the Company. The board of directors is vested with the power to determine the terms and conditions of the options. The Plan included 5,000,000 shares. As of March 31, 2006, 1,420,000 options to purchase shares have been granted leaving 3,580,000 shares available for issuance under the Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plan approved by security holders	1,820,000	$0.43	3,580,000

Stock Option Plans and Long-Term Incentive Plan Awards

On April 8th, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to our company. As of March 31, 2006, 1,420,000 options have been issued to management and consultants. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

We have no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the un-issued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors since our inception on April 28, 2003 through our accounting year ended March 31, 2006.

No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

C.     Board Practices

None

D.     Employees

At present, we have no employees, other than our officer and directors. Our officer and directors are part-time management and will devote 10% to 40% of their time or four to 18 hours per week to our operation. Our officer and directors do not have any employment agreements with us.

We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and directors, but our officer and directors are eligible for compensation via our registered Incentive Stock Option Plan.

E.     Share Ownership

The following table sets forth, as of the date of this report, the total number of shares owned beneficially by each of our directors and officers, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of the shares and possess sole voting and dispositive power with respect to the shares.

			Percent of
Name of owner	Number of Shares	Position	Class
Bruce E. Johnstone 1489 Marine Drive West Vancouver, B.C., Canada V7T 1B8	3,822,997	President, CEO, Secretary, Treasurer, CFO & Director	27.82%
George Eliopulos 1489 Marine Drive West Vancouver, B.C., Canada V7T 1B8	100,000	Director	Less than 1%
David Mallo 1489 Marine Drive West Vancouver, B.C., Canada V7T 1B8	100,000	Director	Less than 1%
ALL OFFICERS AND DIRECTORS AS A GROUP (3 Persons)	4,022,997		29.28%

We have issued 1,420,000 options to purchase shares of our common stock.

The shares were not issued to our officer and directors as part of a compensation plan.

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

The shares were split 3:1 effective February 3, 2005, and the figures following are adjusted for that split.

Quarter ended	High Bid	Low Bid
2004
September 30	Not listed	Not listed
December 31	$0.02	$0.01
2005
March 31	$0.05	$0.01
June 30	$1.80	$1.67
September 30	$1.97	$1.80
December 31	$2.63	$2.59
2006
March 31	$1.25	$1.20
June 30	$1.10	$1.10

We have issued 1,420,000 options and 400,000 warrants convertible into common equity.

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

D.     Holders

As of September 5, 2006, we had 36 holders of record of our common shares.

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

Cash dividends

As of the date of this annual filing, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

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

U.S. Eligibility for Future Sales

We have 13,737,800 shares of common stock outstanding. Only 13,537,800 of our common shares are registered for resale on a Form F-1 registration statement and will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates.

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

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary

ITEM 15.     CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including our president, of the effectiveness of the design and operation of our "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

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

C.     PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2006	$4,300	Robison, Hill & Co., Certified Public Accountants
2005	$2050	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2006	$0	Robison, Hill & Co., Certified Public Accountants
2005	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2006	$0	Robison, Hill & Co., Certified Public Accountants
2005	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2006	$0	Robison, Hill & Co., Certified Public Accountants
2005	$0	Robison, Hill & Co., Certified Public Accountants

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

Our financial statements for our fiscal years ending March 31, 2004 and March 31, 2005, immediately follow:

Report of Independent Registered Public Accounting Firm	F - 1

Balance Sheets
March 31, 2006 and 2005	F - 2

Statements of Operations for the years ended
March 31, 2006 and 2005 and the Cumulative Period from
April 28, 2003 (Inception) to March 31, 2006	F - 3

Statement of Stockholders' Equity
Since April 28, 2003 (Inception) to March 31, 2006	F - 4

Statements of Cash Flows for the years ended
March 31, 2006 and 2005 and the Cumulative Period from
April 28, 2003 (Inception) to March 31, 2006	F - 5

Notes to Financial Statements	F - 6

Robison, Hill & Co.	Certified Public Accountants
A PROFESSIONAL CORPORATION
Brent M. Davies, CPA
David O. Seal, CPA
W. Dale Westenskow, CPA
Barry D. Loveless, CPA
Stephen M. Halley, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Homeland Precious Metals Corp.
(An Exploration State Company)

We have audited the accompanying balance sheets of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2006 and 2005, and the related statements of operations and cash flows for the year ended March 31, 2006 and 2005, and the cumulative since April 28, 2003 (Inception) to March 31, 2006, and the statements of stockholders' equity from April 28, 2003 (Inception) to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended March 31, 2006 and March 31, 2005 and the cumulative from April 28, 2003 (Inception) to March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

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

Respectfully Submitted,

ROBISON, HILL & CO.
Certified Public Accountants

Salt Lake City, Utah
September 22, 2006

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
BALANCE SHEETS

	March 31,	March 31,
	2006	2005

ASSETS:
Current Assets:
Cash	$270,597	$141,518
Other Receivables	16	250
Total Current Assets	270,613	141,768

Restricted Cash	5,750	-

TOTAL ASSETS	$276,363	$141,768

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts Payable	$15,798	$4,047
Related Party Payable (Note 6)	102,108	102,156
Total Current Liabilities	117,906	106,203

Estimated Environmental Remediation (Note 4)	5,750	-

TOTAL LIABILITIES	123,656	106,203

Stockholders' Equity:
Preferred Stock, No Par Value (Note 8)
Authorized 20,000,000 shares,
No shares issued at March 31, 2006 and 2005	-	-
Common Stock, No Par Value (Note 7)
Authorized 300,000,000 shares,
13,737,800 shares issued and outstanding at March 31, 2006
13,537,800 shares issued and outstanding at March 31, 2005	326,526	76,526
Additional Paid-In Capital	1,212,000	-
Deficit Accumulated During Exploration State	(1,385,819)	(40,961)
Retained Deficit	-	-

TOTAL STOCKHOLDERS' EQUITY	152,707	35,565

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$276,363	$141,768

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENTS OF OPERATIONS

			Cumulative
			Since
			April 28,
			2003
	Year Ended	Year Ended	Inception of
	March 31,	March 31,	Exploration
	2006	2005	State

Revenues:	$-	$-	$-

Expenses:
Accounting	6,482	2,050	8,532
Advertising	4,628	-	4,628
Directors Compensation (Note 9)	3,000	-	3,000
Consultants Compensation (Note 9)	858,000	-	858,000
Geologists Compensation (Note 9)	351,000	-	351,000
Exploration Costs	84,950	-	84,951
Environmental Remediation	5,750	-	5,750
General and Administrative	5,099	2,372	8,999
Legal Fees	14,097	17,931	47,028
Travel	8,558	1,651	10,209

Net Loss from Operations	(1,341,564)	(24,004)	(1,382,097)

Other Income (Expense)
Interest, Net	(2,020)	(102)	(2,128)
Currency Exchange, Net	(1,274)	(276)	(1,595)

Net Loss	$(1,344,858)	$(24,382)	$(1,385,820)

Basic and Diluted Loss per Share	$(0.10)	$-

Weighed Average Shares	13,558,130	13,537,800

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENT OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Deficit	Deficit Accumulated During Exploration State	Total
	Shares	Value	Shares	Amount
April 28, 2003, Shares Issued to President (Inception)	-	$-	100	$-	$-	$-	$-	$-

April 30, 2003, Shares Issued to President for Cash	-	-	1,500,000	1,140	-	-	-	1,140

May 9, 2003, Shares Issued to Various People for Cash	-	-	3,012,500	75,386	-	-	-	75,386

Net Loss	-	-	-	-	-	-	(16,579)	(16,579)
Total Comprehensive Income	-	-	-	-	-	-	(16,579)	(16,579)

Balance at March 31, 2004	-	-	4,512,600	76,526	-	-	(16,579)	59,947

Retroactive adjustment for 3 for 1 forward stock split	-	-	9,025,200	-	-	-	-	-

Restated Balance at March 31, 2004	-	-	13,537,800	76,526	-	-	(16,579)	59,947

Net Loss	-	-	-	-	-	-	(24,382)	(24,382)
Total Comprehensive Income	-	-	-	-	-	-	(24,382)	(24,382)

Balance at March 31, 2005	-	-	13,537,800	76,526	-	-	(40,961)	35,565

February 22, 2006, Shares Issued for Cash (Note 7)	-	-	200,000	250,000	-	-	-	250,000

Stock-based compensation (Note 9)	-	-	-	-	1,212,000	-	-	1,212,000
Net Loss	-	-	-	-	-	-	(1,344,858)	(1,344,858)
Total Comprehensive Income	-	-	-	-	-	-	(1,344,858)	(1,344,858)

Balance at March 31, 2006	-	$-	13,737,800	$326,526	$1,212,000	$-	$(1,385,819)	$152,707

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
STATEMENTS OF CASH FLOWS

			Cumulative
			Since
			April 28, 2003
			Inception of
	March 31,	March 31,	Exploration
	2006	2005	State
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(1,344,858)	$(24,382)	$(1,385,820)
Adjustments to reconcile net loss to net
cash used in operating activities:
Stock-based compensation (Note 9)	1,212,000	-	1,212,000
Change in other assets and liabilities
Decrease (Increase) in other receivables	234	(250)	(15)
Decrease (Increase) in restricted cash	(5,750)	-	(5,750)
Increase (Decrease) in accounts payable	11,751	4,047	15,798
Increase (Decrease) in environmental liability	5,750	-	5,750
Increase (Decrease) in accrued interest	2,020	88	2,108
Net Cash Used in operating activities	(118,853)	(20,497)	(155,929)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Shareholder Loan	-	102,068	102,411
Payment on Shareholder Loan	(2,068)	(343)	(2,411)
Proceeds from Sale of Common Stock (Note 7)	250,000	-	326,526
Net Cash Provided by Financing Activities	247,932	101,725	426,526

Net (Decrease) Increase in Cash	129,079	81,228	270,597
Cash at Beginning of Period	141,518	60,290	-

Cash at End of Period	$270,597	$141,518	$270,597

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: The Company issued stock options worth $1,212,000 for services rendered.

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

Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $1,385,000 for the period from April 28, 2003 (inception of exploration state) to March 31, 2006 and has enough capital to fund its operations for the next twelve months, but may require additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

The Company's future capital requirements will depend on numerous factors including, but not limited to, the results from the current exploration programs on its existing properties, and the locating and acquiring interests in various other mining opportunities.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a " going concern" .. While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the " going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a " going concern" , then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia on April 28, 2003.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nature of Business

The Company is engaged in the acquisition and exploration of natural resource properties. The Company commenced operations on April 28, 2003, and on April 20, 2005, it entered into an agreement with Desert Pacific Explorations, Inc., a Nevada exploration company, which gives the Company the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. In May of 2005, preliminary exploration on these properties began, and exploration programs have been formulated for the next twelve months.

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
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Producing Activities

The Company is in the exploration state and has not yet realized any revenue from its planned operations. It is primarily engaged in the acquisition, exploration and development of high grade, economical precious metal properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level. Prior to commencing commercial production, revenues relating to development, net of mining costs associated with its production, are offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

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

Loss per Share

Net income (loss) per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. There were no common stock equivalents as of March 31, 2006.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123(R), "Accounting for Stock-based Compensation". The Company has a stock option plan that is described more fully in note 8.

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

NOTE 2 - INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian income taxes. As of March 31, 2006, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $168,000 that may be offset against future taxable income through 2026. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - EXPLORATION STATE COMPANY/ GOING CONCERN

The Company has begun principal operations but as is common with an exploration state company, the Company has had recurring losses. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 4 - ESTIMATED ENVIRONMENTAL REMEDIATION

The Company has adopted Statement of Financials Accounting Standards No. 143, Accounting for Asset Retirement Obligations (" SFAS 143" ). This statement applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.

SFAS 143 requires that the fair value of a liability for a retirement obligation be recognized in the period in which the liability is incurred. The Company currently has a bond of $5,750 as of March 31, 2006. In addition a liability of $5,750 has been booked as of March 31, 2006.

NOTE 5 - COMMITMENTS

As of March 31, 2006, all activities of the Company have been conducted by corporate officers from either their homes or business offices. There are no commitments for future use of the facilities.

NOTE 6 - RELATED PARTY TRANSACTIONS

On March 31, 2005, the Company' s president and shareholder loaned the company money in order to pay incorporation fees. This note payable is due on demand with imputed interest of 2 percent. As of March 31, 2006 and 2005, the Company owes $0 and $2,068 respectively.

On March 15, 2005, the Company entered into an agreement for a loan with a shareholder in the amount of $100,000. This note payable is due on demand with imputed interest of 2 percent. As of March 31, 2006 and 2005, the Company owed $102,108 and $100,088 respectively.

NOTE 7 - COMMON STOCK TRANSACTIONS

The Company was incorporated to allow for the issuance of up to 300,000,000 shares of no par value common stock.

On April 28, 2003 (inception), the Company issued 300 shares of common stock to its president.

On April 30, 2003, the Company issued 4,500,000 shares of common stock to its president for $1,140 ($1,500 Canadian). The shares were valued at $.001 per share.

On May 9, 2003, the Company issued 9,037,500 shares of common stock to various people for $75,386. The shares were valued at $.025 per share.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 7 - COMMON STOCK TRANSACTIONS (Continued)

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

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 200,000 Units at a price of $1.25 per Unit. Each Unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $1.50 per Share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of commons tock at an exercise price of $1.75 per share of common stock. The Company determined that the warrants have no value at the date of issuance.

NOTE 8 - PREFERRED STOCK

The Company has authorized a total of 20,000,000 shares of Class B Preferred Redeemable Stock with no par value. A holder of Class B Preferred has the right to one vote per share at all shareholder meetings. As of March 31, 2006, no preferred shares were issued.

The holders of Class B Preferred Stock are entitled to receive and the Company shall pay, when declared by the Board of Directors payment of dividend, fixed, non-preferential, non-cumulative dividends at the rate per share per annum of 7% of the amount equal to the redemption price. The Corporation is under no obligation to pay dividends on the Class B Redeemable Preferred Stock, and the stock is redeemable at the option of the Company.

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

NOTE 9 - STOCK OPTION PLAN

The board of directors has approved a stock option plan (the lan effective on April 12, 2005, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company common stock. The Plan expires on April 11, 2015. A maximum of 5,000,000 shares of common stock have been reserved under the plan. Each stock option entitles its holder to purchase one share of the Company common stock. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 9 - STOCK OPTION PLAN (Continued)

In April 2005, the Company granted 600,000 stock options to certain consultants. These options have an exercise price of $0.05 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest in installments from April 2005 to September 1, 2006.

In April 2005, the Company granted 200,000 stock options with an exercise price of $0.05 and 200,000 stock options with an exercise price of $0.15 per share to its directors. The exercise price of $0.05 and $0.15 per share, were above the market price at the time of the grant. These options vest from April 2005 to January 1, 2007 and expire in April 2010.

In April 2005, the Company granted 380,000 stock options to certain consultants and geologists. These options have an exercise price of $0.15 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest from July 1, 2005 to January 1, 2007.

In April 2005, the Company granted 40,000 stock options to a geologist. These options have an exercise price of $0.15 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest from April 2005 to January 1, 2007.

A summary of the Company stock options activities is presented below:

		Weighted
	Shares of	Average
	Common Stock	Exercise Price
Options outstanding at March 31, 2005	-	-
Granted	1,420,000	$ 0.09
Options outstanding at March 31, 2006	1,420,000	$ 0.09
Exercisable as at March 31, 2006	710,000	$ 0.08

Outstanding Options				Exercisable Options
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.05	800,000	4.0	$ 0.05	400,000	$ 0.08
$0.15	620,000	4.0	0.15	310,000	0.15

	1,420,000	4.0	$ 0.09	710,000	$ 0.08

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 9 - STOCK OPTION PLAN (Continued)

The Company charged $3,000 to Directors, $858,000 to Consultants, and $351,000 to Geologists for a total of $1,212,000 of stock-based compensation expense in the fiscal year ended March 31, 2006, by applying the fair value method in accordance with SFAS No.123(R). The compensation consists of options issued under the Company's 2005 Stock Option Plan. The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option-pricing model:

2006
Expected volatility	127%
Risk-free interest rate	4.8%
Expected life (years)	5
Dividend yield	Nil
Weighted average fair value of options granted	$ 1.14

As at March 31, 2006, there was an estimated $406,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. The actual amount of future stock-based compensation will be dependent on the Company stock price at future vesting dates. This cost is expected to be recognized over a period of six months.

NOTE 10 -WARRANTS

As at March 31, 2006, the following share purchase warrants were outstanding:

Name	Number of Warrants	Exercise Price	Description
Class A Warrants	200,000	$1.50	Exercisable from March 29, 2007 until March 29, 2012. Each warrant allows the holder to purchase one share of common stock.

Class B Warrants	200,000	$1.75	Exercisable from March 29, 2008 until March 29, 2012. Each warrant allows the holder to purchase one share of common stock

Total	400,000

HOMELAND PRECIOUS METALS CORP.
(An Exploration State Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 11 - SUBSEQUENT EVENTS

In January of 2006, the Company entered into negotiations with Newmont USA Limited, a subsidiary of Newmont Mining Corporation, with the objective of signing a Letter of Intent to lease a property known as Water Canyon for the purpose of gold exploration. In order to sign the Letter of Intent, which would then lead to the signing of a definitive agreement at some point in the future, the Company was required to set up a U.S. based wholly owned subsidiary. It is through this subsidiary that the Company would complete the proposed lease with Newmont USA Limited. The subsidiary, Homeland Explorations, Inc., was formed on July 14, 2006, and on August 4th, 2006, Homeland Explorations, Inc. signed the Letter of Intent with Newmont USA Limited. The signing of the definitive agreement has yet to occur, but the plan is to have this agreement signed in early fall of 2006. Other than the signing of the Letter of Intent, no other activity has taken place with the subsidiary.

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

The following exhibits are incorporated herein by reference from the registrant's Form 20-F Annual Report filed with the Securities and Exchange Commission, SEC file #000-51537, on September 28, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Document Description
11.1	Code of Ethics
15.1	Consent of Robison, Hill & Co., Certified Public Accountants

The following exhibits are filed with this report

Exhibit No.	Document Description
12.1	Certification of the chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer and chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Robison, Hill & Co., Certified Public Accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of September, 2006.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:	BRUCE E. JOHNSTONE
Bruce E. Johnstone, President, Principal Executive Officer, Secretary, Treasurer, and Principal Financial Officer, Principal Accounting Officer