Form 20-F
period 2007-03-31
Homeland Precious Metals Corp.
filed 2007-09-28
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

HOMELAND PRECIOUS METALS CORP.

FILE NO. 000-51537

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:

OR	March 31, 2007

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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

The number of shares of common stock outstanding at March 31, 2007 is 14,989,800

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
[   ] YES [   ] NO

EXHIBIT INDEX BEGINS ON PAGE 57.

INTRODUCTION

     The phrase “fiscal year” refers to the twelve months ended March 31 of the relevant year. All references to “$” or “dollars” mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

     We were incorporated pursuant to the Company Act (British Columbia) on April 28, 2003. We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations on April 28, 2003. As of today, we have active resource exploration programs on two properties in the Walker Lane Trend of western Nevada, and one in the Battle Mountain-Eureka Trend in northeast Nevada.

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

     Our fiscal year ends on March 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

	Bruce E. Johnstone	President, Chief Executive Officer,
	1489 Marine Drive	Secretary, Treasurer, Chief Financial
	Suite 136	Officer, Principal Accounting Officer and
	West Vancouver, British Columbia	and Director
Canada V7T 1B8

	David Mallo	Director
1489 Marine Drive
Suite 136
West Vancouver, British Columbia
Canada V7T 1B8

	George Eliopulos	Director
1489 Marine Drive
Suite 136
West Vancouver, British Columbia
Canada V7T 1B8

B.	Advisers

Advisory Board

	Doug Turnbull	Exploration Technical Advisory
1489 Marine Drive
Suite 136
West Vancouver, British Columbia
Canada V7T 1B8

	Ian E. Marshall	Industry Legal Advisor
1489 Marine Drive
Suite 136
West Vancouver, British Columbia
Canada V7T 1B8

	Gerry Humphries	Business Advisor
1489 Marine Drive
Suite 136
West Vancouver, British Columbia
Canada V7T 1B8

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

Not applicable

ITEM 3. KEY INFORMATION A. Selected Financial Data Selected Consolidated Financial Data

     The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 1, 2005 to March 31, 2007 have been audited by Robison, Hill & Co. Certified Public Accountants.

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

Condensed Statements of Operations for the last two fiscal year ends ending March 31, 2006 and 2007:

	For the year ended	For the year ended
	March 31, 2007	March 31, 2006
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$769,829	$1,344,858
Loss per share	$.06	$.10

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

	Rate at Fiscal	Period
Period	Year End	Average	Period High	Period Low
April 1, 2006 - March 31, 2007	0.8655	0.8789	0.9148	0.8420
April 1, 2005 - March 31, 2006	0.8568	.8385	.8850	.7851

	Rate at Fiscal	Period
Last Eight Fiscal Quarters	Quarter End	Average	Period High	Period Low
January 1, 2006 - March 31, 2007	.8655	.8536	.8694	.8420
October 1, 2006 - December 31, 2006	.8581	.8787	.8969	.8568
July 1, 2006 - September 30, 2006	.8979	.8924	.9064	.8726
April 1, 2006 - June 30, 2006	.8931	.8906	.9148	.8493
January 1, 2006 - March 31, 2006	.8568	.8662	.8850	.8475
October 1, 2005 - December 31, 2005	.8580	.8524	.8748	.8345
July 1, 2005 - September 30, 2005	.8542	.8313	.8601	.8008
April 1, 2005 - June 30, 2005	.8142	.8042	.8286	.7851

	Rate at Fiscal	Period
Most Recent 6 Monthly Periods	Quarter End	Average	Period High	Period Low
August 2007	.9429	.9450	.9556	.9199
July 2007	.9378	.9509	.9669	.9344
June 2007	.9443	.9388	.9557	.9294
May 2007	.9319	.9114	.9355	.8928
April 2007	.8961	.8797	.8984	.8621
March 2007	.8655	.8551	.8694	.8455

     The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year ending March 31, 2007:

MONTH	HIGH	LOW
April 2006	0.8957	0.8493
May 2006	0.9111	0.8868
June 2006	0.9148	0.8857
July 2006	0.9056	0.8726
August 2006	0.9047	0.8790
September 2006	0.9064	0.8851
October 2006	0.8969	0.8760
November 2006	0.8928	0.8699
December 2006	0.8795	0.8568
January 2007	0.8601	0.8437
February 2007	0.8645	0.8420
March 2007	0.8694	0.8455

     The noon rate of exchange on August 31, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.0609 (US$0.9420 = CDN$1.00) . Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B. Capitalization and Indebtedness

     The following table summarizes our financial information as at March 31, 2007 and March 31, 2006:

Indebtedness	March 31, 2007	March 31, 2006
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured:	$27,473	$21,548
Arms length third parties	$0	$0
Related parties	$0	$102,108
Total indebtedness	$27,473	$123,656
Share Capital	$1,077,726	$326,526
Additional Paid in Capital	$1,634,000	$1,212,000
Accumulated Deficit	$(2,155,648)	$(1,385,819)
Total capitalization	$583,551	$276,363

C.	Reason for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Company risks:

     1. Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Currently, we need a minimum of US$30,000.00 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We had US$556,669.50 and CDN$2,623.01 in cash as of March 31, 2007.

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

     3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations. We were incorporated on April 28, 2003, and although we have started our business operations, we have not realized any revenues since inception. We have only one year of operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $2,155,648. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

*	our ability to locate, explore and develop a profitable mineral property
*	our ability to generate revenues
*	our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. We have not generated any revenues from our operations and we don’t anticipate any in the foreseeable future. This will happen because there are expenses associated with the research and exploration of mineral properties. We cannot guarantee we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

     4. We own interests in three properties, but as yet have no known mineral reserves. Without mineral reserves we cannot generate income and if we cannot generate income we will have to cease operations which will result in the loss your investment. We own interests in two exploration properties, but have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

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

     9. Because our securities are subject to penny stock rules, you may have difficulty reselling your shares. Our shares as penny stocks are covered by section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company’s securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder’s ability to dispose of his stock.

      10. Because all of our assets and most of our officer and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, most of our directors and officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our director and officer predicated upon the securities laws of the United States or any state thereof.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.      History and Development

     We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 2003. Natural resource exploration and development requires significant capital and our assets and resources are extremely limited. Therefore, we anticipate participating in the natural resource industry through the purchase of small interests in either producing properties or natural resource exploration and development projects. In April of 2005, we acquired two properties worthy of exploration from Desert Pacific Explorations, Inc., a Nevada company, and in February of 2007 we leased a property from Newmont Mining Corp., a company doing business in Nevada.

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

B. Business Overview

     We are in the business of acquiring, optioning or leasing mineral exploration properties with the intention to explore for gold in the state of Nevada. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations.

     In addition, we may not have enough money to complete the exploration of our property. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans.

     On March 30, 2007, we completed a private placement whereby we raised US$451,200 by the sale of 752,000 Units at a price of US$0.60 per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, a British Columbia corporation, (b) one half of one Class A warrant (the “Class A Warrant”), each full warrant being exercisable beginning twelve (12) months from the Closing for five years thereafter, to purchase one Share at an exercise price of US$0.75 per Share.

     At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and cannot raise it, we will have to suspend or cease operations.

     On April 11th of 2005, the Board voted to increase the number of seats from one director to three, and a resolution was adopted adding Mr. David Mallo and Mr. George Eliopulos to the Board of Directors. Both Mr. Mallo and Mr. Eliopulos are senior geologists with 25 and 30 years experience respectively. They will add significantly to the management team and are responsible for the technical operations of the Company.

     On April 20th, 2005, we entered into an agreement with Desert Pacific Explorations, Inc. which gives us the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. Having signed an agreement for these properties, we must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

     The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

1.	Paying the sum of US$20,000 to the Optionor by way of cash upon signing, and

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

     On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

1.	On or before April 30, 2007:
	a.	make a work commitment in the aggregate amount of $100,000 on the property(s);
	b.	and paying $10,000 to the optionor;

2.	on or before April 30, 2008:
	a.	make a work commitment in the aggregate amount of $100,000 on the property(s);
	b.	and paying $10,000 to the optionor;

3.	on or before April 30, 2009:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s);
	b.	and paying $50,000 to the optionor;

4.	on or before April 30, 2010:
	a.	make a work commitment in the aggregate amount of $300,000 on the property(s);
	b.	and paying $70,000 to the optionor;

5.	on or before April 30, 2011:
	a.	make a work commitment in the aggregate amount of $400,000 on the property(s);
	b.	and paying $150,000 to the optionor and issuing 100,000 options with an exercise price to be determined at that time, in the Optionee's company to the Optionor.

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

Location of Bell Flat Project, Churchill County, Nevada

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

Montgomery Pass Panorama Property

     The Montgomery Pass Panorama Project is located in Mineral County, Nevada, approximately 150 miles South of Reno, and 60 miles west of Tonopah. At an elevation ranging from 5200 to 7900 feet, the property sits amongst gently rolling to steeply inclined hills that are covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. An ideal location for exploration work, the property is accessed from U.S. Highway #6, and has multiple access points from gravel roads created by past activity in the area.

Location of Montgomery Pass Panorama Project, Mineral County, Nevada

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

Photo Of Road Building Work At Montgomery Pass Property, June 2006

Photo Of Reverse Circulation Drill Rig Working At Montgomery Pass Property, July 2006

     Drilling on the Montgomery Pass project was suspended in late fall, 2006 with only a small percentage of the planned holes being drilled. Disappointed with the performance of the drilling contractor, we decided to put off any further drilling until a suitable drilling contractor and drill rig could be contracted. The remaining holes yet to be drilled are fully permitted, and will be drilled in the fall of 2007 pending the availability of drilling contractors and equipment.

Water Canyon Property

     On August 4th, 2006, through our wholly owned subsidiary, Homeland Exploration, Inc., we signed a letter of intent with Newmont USA Limited, a subsidiary of Newmont Mining Corporation, to lease the Water Canyon Project. Located adjacent to Newmont's Mule Canyon Mine, the Water Canyon property consists of approximately 2,560 acres (4 sq. miles) which sits immediately along strike of the Mule Canyon Complex. Situated in north central Nevada, Water Canyon lies within the Battle Mountain-Eureka Trend and Northern Nevada Rift. This area has seen prolific precious metal production since the early 1900’s, and large-scale precious metal production continues to this day. The adjacent Mule Canyon Complex produced approx 0.5 million ounces of gold from six open pits over a 7 year period.

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

     On February 1, 2007, Homeland Exploration, Inc. (HEI), a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada. The agreement is a five year lease of the Water Canyon Property, the details of which are as follows:

     Subject to HEI’s right to terminate the Agreement pursuant to Section 11 of the agreement, HEI shall make Expenditures (defined below) in the total amount of Two Million Seven Hundred Thousand Dollars ($2,700,000.00) in accordance with the following schedule:

Due Date	Expenditure Amount
On or before one year from the Effective Date		$150,000.00
On or before two years from the Effective Date	An additional $	300,000.00
On or before three years from the Effective Date	An additional $	500,000.00
On or before four years from the Effective Date	An additional $	750,000.00
On or before five years from the Effective Date	An additional $ 1,000,000.00

     HEI’s obligation to make One Hundred Fifty Thousand Dollars ($150,000.00) in Expenditures on or before one year from the Effective Date is a firm commitment, which shall not be affected by any termination of the Agreement.

     Excess Expenditures during any period specified above shall be carried forward and credited against Expenditures required in the subsequent period or periods. Except as provided in the agreement, if HEI fails to make the required Expenditures during any specified period, HEI shall pay to Newmont in cash, within 30 days after the end of that period, the amount of such deficit. Upon Newmont’s receipt of that payment, HEI shall be deemed to have satisfied the Expenditure requirement for that period.

     HEI can terminate the agreement at any time after the first years obligation has been completed.

     In early March, 2007, we engaged Fritz Geophysics (Fritz) and Zonge Geoscience Inc. (Zonge) to plan out and undertake a 66 line-kilometer Gradient Array Inverse Polarization Survey and a Ground Magnetic survey of the Water Canyon Property. Zonge performed the field work for both surveys and Fritz did all the data interpretation. Both surveys were performed in late June and continued into July. The data interpretation has been completed with encouraging results. From these results, drill locations have been chosen and a Phase 1 rotary drill program is planned for the fall of 2007. As of August 1, 2007, HEI had already met the Year 1 expenditure obligation of $150,000. The cost of the upcoming planned Phase 1 drill program will now be considered as part of the Year 2 expenditure requirement.

Water Canyon ground magnetics survey performed by Zonge Geosciences, Inc.

Water Canyon Gradient Array Inverse Polarization-Resistivity survey performed by Zonge Geosciences, Inc.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

     We are an exploration stage corporation that has an Option Agreement with Desert Pacific Explorations, Inc. for two gold exploration properties in Nevada, and a property lease agreement with Newmont Mining Corporation for one gold exploration property in Nevada. We do not have any interests in any ore bodies, and have not yet generated or realized any revenues from our business operations.

     Our auditors have issued a going concern opinion. This means that although we have enough money to fund our operations for the next twelve months, there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a producing property, find mineralized material and delineate an ore body on one or both of our existing exploration properties, and begin removing and selling minerals. As of March 31, 2007, we had US$556,669.50 and CDN$2623.01 in cash. We believe that is enough money to fund our exploration activities for the next twelve months.

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

Working capital is the cost related to operating our office. It is comprised of expenses for mail, stationary and other office supplies, and legal and accounting fees related to filing reports with the SEC. Office equipment, and minor office services are provided free of charge as an accommodation by our officer and director, Mr. Bruce Johnstone, and in Nevada by our director, Mr. George Eliopulos.

     We have allocated a range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. Our initial exploration proved up positive results, so we are expanding the exploration activities to include reverse circulation drilling, or rotary drilling as it is sometimes called. This is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core drilling would follow this stage.

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

     If we are unable to complete any phase of exploration because we don’t have enough money, we will cease operations until we raise more money. If we can’t or don’t raise more money, we will cease operations. If we cease operations, we don’t know what we will do and we don’t have any plans to do anything.

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

2007 – 2008 FISCAL YEAR ESTIMATED EXPLORATION BUDGET
	Item or Activity		Cost US$
1	Salaries and Associated Costs for sub-contracted Professionals
	(Geologists, engineers etc.)		$25,000
2	Communications and Office Supplies		$2,500
3	Field Work:	$
	IP Survey and Ground Magnetic Survey		$110,000
	Geochemical Analysis		$30,000
	Reverse Circulation Drilling		$135,000
	Mobilization-Demobilization		$15,000
	Field Supplies		$10,000
4	Travel Expenses (Vehicle mileage, field motels, meals)		$12,000

5	Property Costs
	Annual Properties Option Payment		$10,000
	Claim Maintenance Fees		$25,000
6	Audit and Legal Fees		$12,000
7	SEC Filing Fees		$3,000
		Total Budget:	$389,500

Bell Flat Property

     Over the last year, we began a work program on the Bell Flat property that consisted of rock sampling, geological mapping and auger drilling. By the time that work permits were secured for a late September 2005 auger drill program, we had already file an additional 18 claims for the Bell Flat property. This filing brought the land area on the Bell Flat property up to 400 acres in size. The auger drill program took about 10 days to complete, and the samples collected from these grid drill holes were sent to ALS Chemex in Sparks, Nevada, for analysis. The cost for the auger drilling was $10,396. The cost of analysis was $5,092. The analysis yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end. This work program defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics. The auger sampling anomalies, along with the surface rock chip samples previously collected from the property, define a discrete zone of alteration and mineralization that can be followed for over 1600 meters (1 mile). As a result of this exploration work, it has been determined that additional drilling is warranted for Bell Flat. Our geologists have a preliminary budget of $20,000 for reverse circulation drilling on Bell Flat for the 2006 work season, and are in the process of evaluating where the drill locations will be. Once these locations are identified, then permits will be applied for. As Bell Flat is in the Bureau of Land Management area of jurisdiction, we do not anticipate a lengthy time frame for the permits to be approved. Work was anticipated to start as early as late September, but it was decided to temporarily suspend work on this property for now so that we could devote our resources to the Montgomery Pass Panorama Property.

Montgomery Pass Panorama Property

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

     Because of extreme fire conditions in Nevada this summer, the time frame for the planned drill program has had to be extended. The number of hours that the machinery may be used each day has been shortened, so that there is less risk of the equipment starting a fire in the heat of the afternoon. We anticipated having the drill program finished sometime in late September or early October, 2006, with result from assaying available shortly after that. However, because of poor performance by the drilling contractor and his equipment, only a small percentage of the planned drill holes were actually completed before operations had to be suspended for the season.

     The remaining holes are still permitted, and may be drilled in late 2007 or early 2008 pending budget, crew and equipment availability.

Water Canyon Property

     On February 1, 2007, the definitive agreement with Newmont Mining Corporation and Homeland Precious Metals Corp.'s wholly owned subsidiary, Homeland Exploration, Inc. became effective. The property consists of about 2600 acres (approximately 4 square miles) of fee lands and unpatented mining claims situated approximately 1.5 miles north of Newmont's Mule Canyon Gold Mine. This agreement requires us to spend a minimum of $150,000 on the property by the anniversary date of the first year.

     In early March, 2007, we engaged Fritz Geophysics and Zonge Geoscience Inc. to plan out and undertake a Gradient Array Inverse Polarization Survey and a Ground Magnetic survey of the Water Canyon Property. Zonge Geoscience performed the field work for both surveys and Fritz Geophysics did all the data interpretation. Both surveys were performed in late June and continued into July. The data interpretation has been completed with encouraging results.

     From these results, drill locations have been chosen and a Phase 1 rotary drill program is planned for the fall of 2007. As of August 1, 2007, HEI had already met the Year 1 expenditure obligation of $150,000. The cost of the upcoming planned Phase 1 drill program will now be considered as part of the Year 2 expenditure requirement.

Operating History

     We now have two years of operations upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent to that of a resource exploration business enterprise, including limited capital resources, possible delays in the exploration of properties we have secured, and possible cost overruns due to price and cost increases in services.

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

Results of Operations From Inception on April 28, 2003

     Since inception, we obtained a small shareholder loan and have used our common stock to raise money for our start up expenses and initiate operations. Cash provided by financing activities from inception on April 28, 2003 to March 31, 2007 is US$776,000 and CDN$2,000 which was raised through four private placements. On March 15, 2005 we obtained a loan of US$100,000 from a minority shareholder, and on March 23, 2007, this loan was expunged by issuing 500,000 shares of common stock to the lender as per the terms of the loan.

     On April 20th, 2005, we entered into an agreement with Desert Pacific Explorations, Inc. which gives us the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. Having signed an agreement for these properties, we must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

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

     On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

1.	On or before April 30, 2007:
	a.	make a work commitment in the aggregate amount of $100,000 on the property(s);
	b.	and paying $10,000 to the optionor;

2.	on or before April 30, 2008:
	a.	make a work commitment in the aggregate amount of $100,000 on the property(s);
	b.	and paying $10,000 to the optionor;

3.	on or before April 30, 2009:
	a.	make a work commitment in the aggregate amount of $250,000 on the property(s);
	b.	and paying $50,000 to the optionor;

4.	on or before April 30, 2010:
	a.	make a work commitment in the aggregate amount of $300,000 on the property(s);
	b.	and paying $70,000 to the optionor;

5.	on or before April 30, 2011:
	a.	make a work commitment in the aggregate amount of $400,000 on the property(s); and
	b.	paying $150,000 to the optionor and issuing 100,000 options with an exercise price to be determined at that time, in the Optionee's company to the Optionor.

     In August of 2005, Fritz Geophysics, and independent analytical company, did a reinterpretation of an IP-Resistivity survey that we had from a previous operator on the property, and produced a positive report that confirmed our belief that further exploration on the property should be conducted. Because of this new information, we decided to expand our land position surrounding the Bell Flat property, and in September of 2005, filed an additional 18 claims to increase the Bell Flat property to 400 acres in size.

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

     In December of 2005, we obtained permitting for a planned drill program on our Montgomery Pass property. Because it was winter, and the property is at elevation, the drill program was planned for the following work season. In July of 2006 the planned work program for Montgomery Pass was initiated, but because of poor performance from the drill contractor and weather related obstacles, only a small percentage of the planned holes were actually drilled. The drill program may continue in late 2007 or early 2008 pending budget, crew and equipment availability.

     On March 29, 2006, we completed a private placement with a single person whereby we raised US$250,000 by the sale of 200,000 Units at a price of US$1.25 per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, a British Columbia corporation, (b) one Class A warrant (the “Class A Warrant”), exercisable beginning twelve (12) months from the Closing (as defined below) for five years thereafter, to purchase one Share at an exercise price of US$1.50 per Share, and (c) one Class B warrant (the “Class B Warrant”; and together with the Class A Warrant, the “Warrants”), exercisable beginning twenty-four (24) months from the Closing (as defined below) for four years thereafter, to purchase one Share at an exercise price of US$1.75 per Share.

     On March 30, 2007, we completed a private placement whereby we raised US$451,200 by the sale of 752,000 Units at a price of US$0.60 per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, a British Columbia corporation, (b) one half of one Class A warrant (the “Class A Warrant”), each full warrant being exercisable beginning twelve (12) months from the Closing for five years thereafter, to purchase one Share at an exercise price of US$0.75 per Share.

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

     On March 30, 2007, we issued an additional 752,000 shares as part of a private placement which raised $451,200 for our company

     As of March 31, 2007, our total assets were US$556,669.50 and CDN$2,623.01 in cash and $20,156 in prepaid expenses and our total liabilities were $27,473 which consisted of accounts payable, and funds set aside for the estimated remediation of the two properties when the exploration programs are completed. Our assets are comprised of the funds raised from the aforementioned financing activities.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

     Our officers and directors are as follows:

Name	Age	Position
Bruce Johnstone	51	President, Chief Executive Officer,
		Secretary, Treasurer, Principal
		Financial Officer and Director
George Eliopulos	57	Director
David Mallo	47	Director

     Our directors hold office until our next annual meeting and until their successors have been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

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

George Eliopulos, B.S., M.S., – Director

     Mr. Eliopulos was elected to the Board on April 11th, 2005, and is a professional geologist with 30 years of experience in base metal and precious metal exploration and project management. A graduate of the Colorado School of Mines with a degree in geological engineering, George also earned a masters degree in geological engineering from the University of Arizona before embarking on his career as an exploration geologist.

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

David Mallo, B.Sc (Spec.) – Director

     Mr. Mallo was also elected to the board on April 11th, 2005, and is a geologist with 24 years of experience in precious and base metal exploration and project management. Having graduated with a degree in geology in 1981, David spent his first 7 years working for the Canadian subsidiary of Gold Fields Mining Corp. He worked initially as Project Geologist, then Senior Geologist and finally as Manager, New Projects.

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

Advisory Board

Doug Turnbull, HB.Sc., PGEO – Geology Advisor

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

     Mr. Turnbull’s previous work/consulting experience includes Monopros Ltd., Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. He currently serves as a director on the boards of Oromin Explorations Ltd., Buffalo Gold Ltd. and Grizzly Diamonds Ltd.

Ian E. Marshall, B.A., LL.B – Legal Advisor

     Mr. Ian Marshall is an international business consultant with more than 28 years of legal and corporate experience in the mining industry. A graduate of Carleton University with majors in Economics and Political Science, Mr. Marshall earned a law degree from Queen’s University in Kingston, Ontario, and was called to the bar in 1971.

     In 1976, after leaving a position with the British Columbia Hydro & Power Authority where he worked on large construction contracts, Mr. Marshall joined the legal department of Placer Development Limited (“PDL”). Here he participated in the negotiation and drafting of numerous Canadian exploration agreements. Mr. Marshall was appointed Counsel at PDL in 1980, and over the next seven years worked on various underwritings and participated in the negotiation and drafting of exploration agreements or concessions in Indonesia, Thailand, Saudi Arabia, Guyana and Tanzania.

     In 1987, Mr. Marshall filled the primary in-house legal role in the amalgamations of Placer Development Limited, Campbell Red Lake Mines Limited and Dome Mines Limited to form Placer Dome Inc. (“PDI”), one of the largest gold producers in the world today. Subsequent to this he played a major role in negotiating the auction and sale of PDI’s Canadian and U.S. oil and gas subsidiaries for CDN$600 million, and directed all legal work for PDI’s first bond issue of US$200 million. In 1995,

Mr. Marshall was appointed Associate General Counsel and Assistant Secretary for the company. Along with his other duties, Mr. Marshall co-authored Placer Dome Inc.’s Code of Business Conduct and directed all legal work for both the due diligence and the US$235 million acquisition of 50% of Western Areas’ South Deep Mine near Johannesburg, South Africa.

     During his career, Mr. Marshall has served as the Vice-Chair of the Environmental Law Section of the B.C. Branch of the Canadian Bar Association (“BCCBA”), the Chair of the Corporate Counsel Section of the BCCBA, the Chair of the Constitutional and International Law Section of the BCCBA, and was commissioned by the U.K. based International Institute for Environment and Development to write a major paper entitled A Survey of Corruption Issues in the Mining and Mineral Sector. Mr. Marshall also served on the Board of Transparency International Canada for seven years and is currently a member of their Corporate Governance and Nominating Committee. In 2003, he was invited to address the Prospectors & Developers Association of Canada’s International Convention in Toronto on the subject of international investment risk.

     Currently an independent international business consultant, Mr. Marshall has advised both senior and junior mining companies, as well as engineering and environmental services firms.

Gerry Humphries, M.B.A., C.A., F.C.M.C – Business Advisor

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

B.     Compensation

Compensation of Directors

					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock	Option Incentive Plan Compensation			All Other
	in Cash	Awards Awards Compensation			Earnings	Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Bruce Johnstone	2007	0	0	0	0	0	0

George Eliopulos,	2007	0	0	0	0	0	0

David Mallo	2007	0	0	0	0	0	0

     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Compensation of Executive Officers

     The following table sets forth the compensation paid by us from April 1, 2004 through March 31, 2007 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted.

Summary Compensation Table

						Non-	Nonqualified
						Equity	Deferred	All
Name						Incentive	Compensa-	Other
and				Stock	Option	Plan	tion	Compen-
Principal		Salary Bonus Awards Awards Compensation					Earnings	sation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Bruce Johnstone	2007	0	0	0	0	0	0	0	0
President, CEO and	2006	0	0	0	2,600	0	0	0	2,600
CFO	2005	0	0	0	0	0	0	0	0

* Value of Option Awards as of the date of grant.

     We do not anticipate paying any salaries in 2007.

Options & SARs Granted to Named Executive Officers

The following tables outline the Options or SARs that have been granted to our executive officer and directors for the last fiscal year ending March 31, 2007.

OPTION/SAR GRANTS
(Individual Grants)

	Individual Grants
Percent Of
Total
Options/SARs
	Number Of	Granted To
	Securities	Employees In	Exercise
	Underlying	Fiscal Year	or Base
	Options/SARs	Ended March	Price	Expiration	Grant Date
Name	Granted (#)	31, 2007	($/Sh)	Date	Present Value
Bruce Johnstone	0	0	0	0	0
George Eliopulos	0	0	0	0	0
David Mallo	0	0	0	0	0

No stock options were granted in the last fiscal year.

AGGREGATE OPTION/SAR EXERCISES
AND FISCAL YEAR END OPTIONS/SAR VALUES

			Number Of
			Unexercised
			Securities
			Underlying	Value Of
			Options/SARs	UnexercisedIn The Money
			At FY-End (#)	Option/SARs At
	Shares		Exercisable/	FY-End ($)
	AcquiredOnExercise	Value Realized	Unexercisable	Exercisable/Unexercisable
Name	(#)	($)	(1)	(2)
Bruce Johnstone	--	--	200,000	$120,000
George Eliopulos	--	--	100,000	$60,000
David Mallo	--	--	100,000	$60,000
(1)	400,000 options were exercisable at the fiscal year end of March 31, 2007

(2)	Based on the closing price for our common stock on March 31, 2007 of $0.60 per share.

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

Number of securities
	Number of securities to be	Weighted-average	remaining available for future
	issued upon exercise of	exercise price of	issuance under equity
	outstanding options, warrants	outstanding options,	compensation plans (excluding
	and rights	warrants and rights	securities reflected in column
Plan category	(a)	(b)	(a) (c)

Equity compensation	2,446,000	$0.48	3,330,000
plan approved by
security holders

Stock Option Plans and Long-Term Incentive Plan Awards

     On April 8, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to our company. As of March 31, 2007, 1,670,000 options have been issued to management and consultants. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

     We have no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the un-issued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors since our inception on April 28, 2003 through our accounting year ended March 31, 2007.

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

			Percent of
Name of owner	Number of Shares	Position	Class
Bruce E. Johnstone	3,992,997	President, CEO, Secretary,	26.64%
1489 Marine Drive		Treasurer, CFO & Director
West Vancouver, B.C.,
Canada V7T 1B8

George Eliopulos	100,000	Director	Less than 1%
1489 Marine Drive
West Vancouver, B.C.,
Canada V7T 1B8

David Mallo	100,000	Director	Less than 1%
1489 Marine Drive
West Vancouver, B.C.,
Canada V7T 1B8

ALL OFFICERS AND	4,192,997		27.97%
DIRECTORS AS A GROUP
(3 Persons)

     We have issued 1,670,000 options to purchase shares of our common stock since the implementation of our 2005 Equity Compensation Plan.

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

     On October 14, 2004, our securities began trading on the over-the-counter on the Bulletin Board operated by the Financial Industry Regulatory under the symbol "HPMEF." As trading is thin and sporadic, a shareholder may therefore be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. On March 21, 2005, the bid price was $0.05 and a last trade price was $0.02. The following sets forth a summary of trading prices from October 14, 2004 through June 30, 2007.

     The shares were split 3:1 effective February 3, 2005, and the figures following are adjusted for that split.

Quarter ended

		High Bid	Low Bid
2004
	September 30	Not listed	Not listed
	December 31	$0.02	$0.01
2005
	March 31	$0.05	$0.01
	June 30	$1.80	$1.67
	September 30	$1.97	$1.80
	December 31	$2.63	$2.59
2006
	March 31	$1.25	$1.20
	June 30	$1.10	$1.10
	September 30	$1.03	$1.01
	December 31	$0.63	$0.60
2007
	March 31	$0.60	$0.55
	June 30	$0.31	$0.25

     We have issued 1,670,000 options and 776,000 warrants convertible into common equity.

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

     As of September 4, 2007, we had 41 holders of record of our common shares.

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

U.S. Eligibility for Future Sales

     We have 14,989,800 shares of common stock outstanding. Only 13,537,800 of our common shares are registered for resale on a Form F-1 registration statement and will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates.

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

Rule 144

     In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately 149,898 shares immediately after this offering, or

*	the average weekly trading volume of our common shares in the public market during the four calendar weeks immediately before the sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about us.

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

         6.      There are no limitations on the rights to own securities, including the rights of nonresident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

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

     The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

     This summary is based upon the “provisions” of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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

I.      Subsidiary Information

     Not applicable

ITEM 11. RISK QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

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

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No Disclosure Necessary

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     No Disclosure Necessary

ITEM 15.      CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures - Our Principal Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that, based on the evaluation of these controls and procedures, that our disclosure controls and procedures were effective.

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

C.      PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

     The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2007	$10,400	Robison, Hill & Co., Certified Public Accountants
2006	$4,300	Robison, Hill & Co., Certified Public Accountants
2005	$2,050	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

     The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2007	$0	Robison, Hill & Co., Certified Public Accountants
2006	$0	Robison, Hill & Co., Certified Public Accountants
2005	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

     The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2007	$0	Robison, Hill & Co., Certified Public Accountants
2006	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

     The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2007	$0	Robison, Hill & Co., Certified Public Accountants
2006	$0	Robison, Hill & Co., Certified Public Accountants

     (5) Our audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the audit committee pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

     (6) The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full time, permanent employees was 0%.

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

     Our financial statements for our fiscal years ending March 31, 2007 and March 31, 2006, immediately follow:

Page

Report of Independent Registered Public Accountants	F-1

Consolidated Balance Sheet
March 31, 2007 and 2006	F-2

Consolidated Statements of Operations for the years ended
March 31, 2007 and 2006 and the Cumulative Period from
April 28, 2003 (inception) to March 31, 2007	F-3

Consolidated Statements of Cash Flows for the years ended
March 31, 2007 and 2006 and the Cumulative Period from
April 28, 2003 (Inception) to March 31, 2007	F-4

Consolidated Statement of Stockholders’ Equity
Since April 28, 2003 (Inception) to March 31, 2007	F-5

Notes to Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Homeland Precious Metals Corp. (An Exploration State Company)

We have audited the accompanying consolidated balance sheets of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2007, and 2006, and the related consolidated statements of operations, and cash flows for the years ended March 31, 2007, and 2006, and the cumulative since April 28, 2003 (inception) to March 31, 2007, and the consolidated statement of stockholder’s equity since April 28, 2003 (inception) to March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2007, and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, and 2006 and the cumulative since April 28, 2003 (inception) to March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses of approximately $2,200,000, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ROBISON, HILL & CO.
Certified Public Accountants

Salt Lake City, Utah September 13, 2007

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)
(As at March 31)

	2007	2006

ASSETS

Current
Cash and cash equivalents	$557,645	$270,597
Other receivables	-	16
Prepaid expenses	20,156	-

Total Current Assets	577,801	270,613

Restricted cash	5,750	5,750

Total Assets	$583,551	$276,363

LIABILITIES

Current
Accounts payable and accrued liabilities	$21,723	$15,798
Related party payable (note 6)	-	102,108
Total Current Liabilities	21,723	117,906

Estimated environmental remediation (note 4)	5,750	5,750

Total Liabilities	27,473	123,656

STOCKHOLDERS’ EQUITY

Stock Capital (note 7)
Preferred stock, no par value
Authorized 20,000,000 shares,
No shares issued at March 31, 2007, 2006	-	-
Common stock, no par value
Authorized 300,000,000 shares,
Issued and outstanding:
14,989,800 shares ( March 31, 2006 – 13,737,800 shares)	1,077,726	326,526

Additional paid-in capital	1,634,000	1,212,000
Deficit accumulated during exploration stage	(2,155,648)	(1,385,819)

TOTAL STOCKHOLDERS’ EQUITY	556,078	152,707

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$583,551	$276,363

The accompanying notes are an integral part of these financial statements.

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

			Cumulative Since
	Year Ended	Year Ended	April 28, 2003
	March 31,	March 31,	Inception of
	2007	2006	Exploration Stage

Revenue	$-	$-	$-

Expenses
Accounting	12,816	6,482	21,348
Advertising	15,289	4,628	19,917
Directors compensation (note 9)	2,000	3,000	5,000
Consultants compensation (note 9)	326,000	858,000	1,184,000
Geologists compensation (note 9)	94,000	351,000	445,000
Exploration costs	107,916	84,950	192,866
Environmental remediation	-	5,750	5,750
General and administrative	7,084	5,099	16,083
Legal fees	4,884	14,097	51,912
Travel	-	8,558	10,209

Net loss from operations	(569,989)	(1,341,564)	(1,952,085)

Other income (expense)
Interest (net)	(201,997)	(2,020)	(204,125)
Currency exchange (net)	2,157	(1,274)	562

Net loss	$(769,829)	$(1,344,858)	$(2,155,648)

Loss per share, basic and diluted	$(0.06)	$(0.10)

Weighted average number of shares
outstanding, basic and fully diluted	13,750,819	13,558,130

The accompanying notes are an integral part of these financial statements.

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

			Cumulative Since
	Year Ended	Year Ended,	April 28, 2003
	March 31,	March 31,	Inception of
	2007	2006	Exploration Stage
Cash flows from operating activities
Loss for the period	$(769,829)	$(1,344,858)	$(2,155,648)
Items not involving cash:
Stock-based compensation	422,000	1,212,000	1,634,000
Interest paid by issuance of stock	200,000	-	200,000

Changes in non-cash working capital items:
Other receivables	16	234	-
Prepaid expenses and deposits	(20,156)	-	(20,156)
Accounts payable and accrued liabilities	5,925	11,751	21,723
Environmental liability	-	5,750	5,750
Accrued interest	(2,108)	2,020	-

Net cash used in operating activities	(164,152)	(113,103)	(314,331)

Cash flows from investing activities
Restricted cash	-	(5,750)	(5,750)

Net cash used in investing activities	-	(5,750)	(5,750)

Cash flows from financing activities
Stock issuance for cash	451,200	250,000	777,726
Proceeds from shareholder loan	-	-	102,411
Payment on shareholder loan	-	(2,068)	(2,411)

Net cash provided by financing activities	451,200	247,932	877,726

Increase (decrease) In cash and cash equivalents	287,048	129,079	557,645

Cash and cash equivalents, beginning of period	270,597	141,518	-

Cash and cash equivalents, end of period	$557,645	$270,597	$557,645

Supplemental disclosure of cash flow information:
- cash paid for interest, net of interest capitalized	$-	$-	$-
- cash paid for income taxes	$-	$-	$-
Supplemental disclosure of non-cash investing and
financing activities:
- Debt settled through the issuance of shares	$100,000	$-	$100,000

The accompanying notes are an integral part of these financial statements.

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Number of	Capital		Additional		Deficit		Total
	Shares	Stock /		Paid-in		Accumulated
		Subscriptions		Capital		During
		Received				Exploration Stage

April 28, 2003, shares issued to
President (Inception)	100	$-		$-	$	- $		-

Shares issued for cash	4,512,500	76,526		-		-		76,526

Net loss						(16,579)		(16,579)

Total comprehensive loss						(16,579)

Balance at March 31, 2004	4,512,600	76,526		-		(16,579)		59,947
								-
Retroactive adjustment for								-
3 for 1 stock split	9,025,200							-
Restated balance at March 31, 2004	13,537,800	76,526	-	-		(16,579)		59,947
								-
Net loss						(24,382)		(24,382)
								-
Total comprehensive loss						(24,382)
								-
Balance at March 31, 2005	13,537,800	76,526		-		(40,961)		35,565
								-
Shares issued for cash	200,000	250,000						250,000
								-
Stock-based compensation				1,212,000				1,212,000
Net loss						(1,344,858)		(1,344,858)

Total comprehensive loss						(1,344,858)

Balance at March 31, 2006	13,737,800	326,526		1,212,000		(1,385,819)		152,707

Loan converted	500,000	300,000						300,000
Shares issued for cash	752,000	451,200						451,200
Stock-based compensation				422,000				422,000
Net loss						(769,829)		(769,829)

Total comprehensive loss						(769,829)
Balance at March 31, 2007	14,989,800	$1,077,726		$1,634,000		$(2,155,648	) $	556,078

The accompanying notes are an integral part of these financial statements.

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

1.     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $2,200,000 for the period from April 28, 2003 (inception of exploration state) to March 31, 2007 and has no source of revenues. The Company had cash and cash equivalents in the amount of $557,645 as of March 31, 2007, which it believes will be sufficient for the next twelve months, but may require additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

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

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada on April 28, 2003. These financial statements are prepared in accordance with United States generally accepted accounting principles and include the accounts of Homeland Precious Metals Corp. and its wholly owned subsidiary, Homeland Exploration, Inc.

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

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

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

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company had cash and cash equivalents in the amount of $557,645 and $270,597 as of March 31, 2007 and 2006 of which only $100,000 is fully covered by federal depository insurance.

Financial Instruments

The Company’s financial instruments, as defined under SFAS No. 107, Disclosure about Fair Value of Financial Instruments, include its cash and cash equivalents, accounts payable and accrued liabilities. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest of credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term maturities of these instruments.

Mineral Producing Activities

The Company is in the exploration stage and has not yet realized any revenue from its planned operations. It is primarily engaged in the acquisition, exploration and development of high grade, economical precious metal properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level. Prior to commencing commercial production, revenues relating to development, net of mining costs associated with its production, are offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

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

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

Loss per Share

Basic loss per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants are exercised, if dilutive, and the assumed proceeds are used to purchase the Company’s common shares at the average market price during the year.

Stock-Based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123(R), "Accounting for Stock-Based Compensation". The Company has a stock option plan that is described more fully in note 9.

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

Accounting Pronouncements

In February 2006, The FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends FASB 133, Accounting for Derivative Instruments and Hedging Activities and Statement and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, clarifies which interest only strips and principal are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends statement 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements.

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

In March 2006 the FASB issued SFAS No. 156 " Accounting for Servicing of Financial Instruments - an amendment of FASB No.140, Accounting for Transfers and Servicing of Financial Instruments and Extinguishments of Liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service an asset by entering into a servicing contract, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair market value, permits an entity to choose either the amortization method or fair market value measurement method for subsequent measurement periods for each class of separately recognized servicing assets and servicing liabilities, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights at its initial adoption, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements.

In June, 2006 the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. This Interpretation clarifies, among other things, the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period the Interpretation is adopted. FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period the Interpretation is adopted. Management is evaluating the financial impact of this pronouncement.

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have any material impact on the financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Management is evaluating the financial impact of this pronouncement.

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies”. FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, and FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS no, 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financials assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The FASB has indicated it believes that SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFA No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS 159 is effective for the Company as of the beginning of fiscal year 2009. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position, results of operations or cash flows.

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2007

2.      INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian income taxes. As of March 31, 2007, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $330,000 that may be offset against future taxable income through 2027. Subject to certain restrictions, the Company also has approximately $194,000 of resource expenditures available to reduce taxable income of future years. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

The provision for income taxes differ from the amount computed using the federal Canadian statutory income tax rate as follows:

	2007	2006
Loss before income taxes	$(769,829)	$(1,344,858)
Tax rate	34.12%	34.49%
Expected income tax recovery	$262,700	$463,800
Non-deductible expenses for tax	(180,800)	(447,300)
Effect of changes in foreign exchange rates	1,800	-
Unrecognized benefit of non-capital losses	(83,700)	(16,500)
Deferred income tax recovery	$-	$-

     The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006
Deferred income tax assets relating to:

Non-capital loss carryforwards	112,600	32,100
Exploration pools	66,100	29,900
Deferred income tax assets	178,700	62,000

Valuation allowance	(178,700)	(62,000)
Net deferred tax asset (liability)	$-	$-

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

3.	EXPLORATION STAGE COMPANY/GOING CONCERN

The Company has begun principal operations but, as is common with an exploration stage company, the Company has had recurring losses. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

4.	ESTIMATED ENVIRONMENTAL REMEDIATION

The Company has adopted Statement of Financials Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). This statement applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.

SFAS 143 requires that the fair value of a liability for a retirement obligation be recognized in the period in which the liability is incurred. The Company currently has a bond of $5,750 as of March 31, 2007. In addition a liability of $5,750 was booked as of March 31, 2006.

5.	COMMITMENTS

On February 1, 2007 (the ‘Effective Date’), the Company’s wholly owned subsidiary, Homeland Exploration, Inc. (‘HEI’) signed a ‘Minerals Lease and Agreement’ with Newmont USA Limited, a Delaware Corporation. As of March 31, 2007, the Company has an obligation to make $150,000 in exploration expenditures by February 2, 2008.

6.	RELATED PARTY TRANSACTIONS

On March 15, 2005, the Company entered into an agreement for a loan with a shareholder in the amount of $100,000. On March 23, 2007, the Company settled the loan by issuing 500,000 restricted common shares. The fair value of the common shares was $0.60. The Company recognized $200,000 as interest expense for the difference between the conversion price and the fair market price of the Company’s stock on the date of this transaction.

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2007

7.            COMMON STOCK TRANSACTIONS

The Company was incorporated to allow for the issuance of up to 300,000,000 shares of no par value common stock.

On April 28, 2003 (inception), the Company issued 300 shares of common stock to its president.

On April 30, 2003, the Company issued 4,500,000 (1,500,000 pre split) shares of common stock to its president for $1,140 ($1,500 Canadian). The shares were valued at $.001 per share.

On May 9, 2003, the Company issued 9,037,500 (3,012,500 pre split) shares of common stock to various people for $75,386. The shares were valued at $.025 per share.

On December 23, 2004, all of the shareholders of the Company voted unanimously to approve a three for one forward stock split, and with this authorization the Company increased its authorized common shares to 300,000,000. As a result of this action, the total number of outstanding shares was increased from 4,512,600 to 13,537,800. All references to common stock in the financial statements have been changed to reflect the stock split.

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 200,000 units at a price of $1.25 per unit. Each unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $1.50 per Share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of commons stock at an exercise price of $1.75 per share of common stock. The Company determined that the warrants have no value at the date of issuance.

On March 23, 2007, the Company issued 500,000 shares of common stock for $300,000 to settle a loan with a shareholder. The shares were valued at $0.60 per share.

On March 28, 2007, the Company completed a private placement whereby it raised $451,200 by the sale of 752,000 units at a price of $0.60 per unit. Each unit consists of one share of common stock of the Company and one-half share purchase warrant. Each full warrant is exercisable for a period of two years from March 28, 2007, and entitles the subscriber to purchase one share of common stock at an exercise price of $0.75 per share.

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

8.	PREFERRED STOCK

The Company has authorized a total of 20,000,000 shares of Class B preferred redeemable stock with no par value. A holder of Class B preferred has the right to one vote per share at all shareholder meetings. As of March 31, 2007, no preferred shares were issued.

The holders of Class B preferred stock are entitled to receive and the Company shall pay, when declared by the board of directors payment of dividend, fixed, non-preferential, non-cumulative dividends at the rate per share per year of 7% of the amount equal to the redemption price. The Corporation is under no obligation to pay dividends on the Class B redeemable preferred stock, and the stock is redeemable at the option of the Company.

In the event of any liquidation, dissolution or winding-up of the Corporation, the holders of outstanding shares of Class B preferred stock shall be entitled to be paid out of the assets of the Corporation available for distribution to shareholders, before any payment shall be made to or set aside for holders of any other stock, at an amount to be designated by the directors plus any unpaid and accrued dividends per share.

9.	STOCK OPTION PLAN

The board of directors approved a stock option plan (the ‘Plan’) effective April 12, 2005, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on April 11, 2015. A maximum of 5,000,000 shares of common stock have been reserved under the Plan. Each stock option entitles its holder to purchase one share of the Company’s common stock. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

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

F-15 -68-

Homeland Precious Metals Corp. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in US dollars) March 31, 2007

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

In November 2006, the Company granted 250,000 stock options to a consultant. These options have an exercise price of $0.40 per share, which was below the market price at the time of the grant, and expire in November 2016. The options vest from January 2007 to January 2008.

The Company charged $2,000 to directors compensation, $326,000 to consultants compensation, and $94,000 to geologists compensation for a total of $422,000 of stock-based compensation expense in the fiscal year ended March 31, 2007, by applying the fair value method in accordance with SFAS No.123(R). The compensation consists of options issued under the Plan. The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option-pricing model:

	2007	2006

Expected volatility	123.5% - 127%	127%
Weighted average volatility	125.3%	127%
Expected dividends	nil	nil
Expected term (in years)	3.03 - 9.66	5
Risk free rate	3.9% - 4.86%	4.80%
Weighted average fair value of options granted	$1.00	$1.14

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2007

A summary of the Company stock options activities is presented below:

				Weighted-
			Weighted-	Average
			average	Remaining	Aggregate
			exercise	Contractual	Intrinsic
Options		Shares	price	term	Value

Outstanding at March 31, 2005		-	$-
Granted		1,420,000	0.09
Exercised		-	-
Forfeited or expired		-	-
Outstanding at March 31, 2006		1,420,000	0.09
Granted		250,000	0.40
Exercised		-	-
Forfeited or expired		-	-
Outstanding at March 31, 2007		1,670,000	$0.14	4.0	$750,250
Exercisable at March 31, 2007		1,670,000	$0.14	4.0	$750,250

	Outstanding Options			Exercisable Options
		Weighted
		Average	Weighted	Weighted
Range of		Remaining	Average	Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.05	800,000	3	$0.05	800,000	$0.08
$0.15	620,000	3.0	0.15	620,000	0.15
$0.40	250,000	9.7	0.40	156,250	0.4
	1,670,000	4.0	$0.14	1,576,250	$0.12

The weighted average grant-date fair value of options granted during the fiscal years 2007 and 2006 was $0.53 and $0.01, respectively.

A summary of the status of the Company’s nonvested shares as of March 31, 2007, and changes during the year ended March 31, 2007, is presented below:

F-17

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2007

		Weighted-
		average
		Grant-Date
Nonvested shares	Shares	Fair Value

Nonvested at March 31, 2006	532,500	0.76
Granted	250,000	0.53
Vested	(688,750)	0.60
Forfeited	-
Nonvested at March 31, 2007	93,750	0.53

As at March 31, 2007, there was an estimated $54,000 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of six months. The actual amount of future stock-based compensation will be dependent on the Company stock price at future vesting dates. The total fair value of shares vested during the years ended March 31, 2007 and 2006 was $422,000 and $1,212,000, respectively.

10.      WARRANTS

As of March 31, 2007, the following share purchase warrants were outstanding:

	Number
	of	Exercise
Name	Warrants	Price	Description

Class A	200,000	$1.50	Exercisable from March 29, 2007 until March 29, 2012.
warrants			Each warrant allows the holder to purchase one share of
			common stock.

Class B	200,000	$1.75	Exercisable from March 29, 2008 until March 29, 2012.
warrants			Each warrant allows the holder to purchase one share of
			common stock

Warrants	376,000	$0.75	Exercisable from March 28, 2007 until March 27, 2009.
			Each warrant allows the holder to purchase one-half share
			of common stock

Homeland Precious Metals Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2007

11.       SUBSEQUENT EVENTS

In early March, 2007, we engaged Fritz Geophysics and Zonge Geoscience Inc. to plan out and undertake a Gradient Array Inverse Polarization Survey and Ground Magnetics survey of the Water Canyon Project. The surveys were initiated in early July, 2007, and by August 15th, 2007 the surveys were complete and the resulting data had been analyzed. The cost for the Gradient Array Inverse Polarization Survey and the Ground Magnetics survey were $98,225.00 and $8,500.00 respectively. The cost for the planning of the two surveys was $5,040.00, and the cost for the subsequent analysis of the two surveys was $1,724.73.

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

Dated this 27th day of September, 2007.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:  BRUCE JOHNSTONE
        Bruce E. Johnstone, President, Principal Executive Officer,
        Secretary, Treasurer, and Principal Financial Officer, Principal
        Accounting Officer

EXHIBIT INDEX

Exhibit No. Document Description

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(a) and Rule 15d-15(a), promulgated under the Securities Exchange Act of 1934, as amended.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

15.1	Consent of Robison, Hill & Co., Certified Public Accountants