Form 20-F
period 2008-03-31
Homeland Precious Metals Corp.
filed 2008-07-22
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

HOMELAND PRECIOUS METALS CORP.

FILE NO. 000-51537

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
March 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934, for the transition period from

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1932

Date of event requiring this shell company report

For the transition period from ______________ to _______________

HOMELAND PRECIOUS METALS CORP.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

1489 Marine Drive, Suite 136
West Vancouver, British Columbia
Canada V7T 1B8
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: Name of each exchange on which registered:	(604) 922-6663 None

Securities to be registered pursuant to Section 12(g) of the Act:
          Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
          Title of each class: None

The number of shares of common stock outstanding at March 31, 2008 is 14,989,800

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.           [   ] Yes     [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.         [   ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.           [X] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

               Large accelerated filer     [   ]          Accelerated filer     [   ]           Non-accelerated filer     [X]
Indicate by check mark which financial statement item the registrant has elected to follow:
[X] ITEM 17   [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).           [   ] Yes     [X] No

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.         [   ] Yes     [   ] No

EXHIBIT INDEX BEGINS ON PAGE 62.

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
Certified Public Accountants
1366 Murray-Holladay Road
Salt Lake City, Utah 84117

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

Selected Consolidated Financial Data

     The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 1, 2006 to March 31, 2008 have been audited by Robison, Hill & Co. Certified Public Accountants.

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

Condensed Statements of Operations for the last two fiscal year ends ending March 31, 2007 and 2008:

	For the year ended	For the year ended
	March 31, 2008	March 31, 2007
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$552,710	$769,829
Loss per share	$.04	$.06

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

	Rate at Fiscal	Period
Period	Year End	Average	Period High	Period Low
April 1, 2007 - March 31, 2008	1.029	0.9708	1.1038	0.8621
April 1, 2006 - March 31, 2007	0.8655	.8789	.9148	.8420

	Rate at Fiscal	Period
Last Eight Fiscal Quarters	Quarter End	Average	Period High	Period Low
January 1, 2007 - March 31, 2008	.9783	.9477	1.1038	.8420
October 1, 2007 - December 31,	1.0194	1.0211	1.1038	.9756
2007
July 1, 2007 - September 30, 2007	1.0081	.9558	1.0084	.9199
April 1, 2007 - June 30, 2007	.9443	.9100	.9557	.8621
January 1, 2007 - March 31, 2007	.8655	.8537	.8694	.8420
October 1, 2006 - December 31,	.8581	.8787	.8969	.8568
2006
July 1, 2006 - September 30, 2006	.8979	.8924	.9064	.8726
April 1, 2006 - June 30, 2006	.8931	.8906	.9148	.8493

	Rate at	Period
Most Recent 6 Monthly Periods	Month End	Average	Period High	Period Low
May 2008	1.0082	.9990	1.0180	.9761
April 2008	.9871	.9865	1.0010	.9683
March 2008	.9783	1.0000	1.0265	.9698
February 2008	1.0202	.9977	1.0245	.9804
January 2008	1.0034	.9899	1.0240	.9634
December 2007	1.0194	.9993	1.0247	.9756

     The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year ending March 31, 2008:

MONTH	HIGH	LOW

April 2007	.8984	.8621
May 2007	1.0180	.9761
June 2007	.9557	.9294
July 2007	.9669	.9344
August 2007	.9556	.9199
September 2007	1.0084	.9437
October 2007	1.0510	.9982
November 2007	1.1038	.9997
December 2007	1.0247	.9756
January 2008	1.0240	.9634
February 2008	1.0245	.9804
March 2008	1.0265	.9698

     The noon rate of exchange on May 31, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.0062 (US$0.9938 = CDN$1.00) . Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Capitalization and Indebtedness

     The following table summarizes our financial information as at March 31, 2008 and March 31, 2007:

Indebtedness	March 31, 2008	March 31, 2007
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured:	$12,531	$27,473
Arms length third parties	$0	$0
Related parties	$4,005	$4,205
Total indebtedness	$12,531	$27,473
Share Capital	$1,077,726	$1,077,726
Additional Paid in Capital	$1,650,000	$1,626,000
Accumulated Deficit	$(2,708,358)	$(2,155,648)
Total capitalization	$19,368	$583,551

C.     Reason for the Offer and Use of Proceeds

     Not applicable

D.     Risk Factors

Company risks:

     1. Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Currently, we need a minimum of US$20,000.00 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We had US$26,019.27 and CDN$40.76 in cash as of March 31, 2008. On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the company in the amount of US$10,000 to be used in conjunction with our existing funds for working capital.

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

     3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations. We were incorporated on April 28, 2003, and although we have started our business operations, we have not realized any revenues since inception. We have three years of operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $2,708,358. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

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

     4. We own interests in three properties, but as yet have no known mineral reserves. Without mineral reserves we cannot generate income and if we cannot generate income we will have to cease operations which will result in the loss of your investment. We own interests in two exploration properties, but have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

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

     10. Because all of our assets and most of our officers and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, most of our directors and officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our director and officer predicated upon the securities laws of the United States or any state thereof.

     11. We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors. Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in any offering.

     12. Because we may issue additional shares of common stock in public offerings or private placements, your ownership interest in us may be diluted. Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development

     We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 2003. Natural resource exploration and development requires significant capital and our assets and resources are extremely limited. Therefore, we anticipate participating in the natural resource industry through the purchase of small interests in either producing properties or natural resource exploration and development projects. In April of 2005, we optioned two properties worthy of exploration from Desert Pacific Explorations, Inc., a Nevada company, and in February of 2007 we leased a property from Newmont Mining Corp., a company doing business in Nevada.

     We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any property we acquire. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

     We were incorporated in the Province of British Columbia on April 28, 2003.

     We are engaged in the acquisition and exploration of mining properties. Our Registered Office and Corporate Office in British Columbia is located at 1489 Marine Drive, Suite 136, West Vancouver, British Columbia, Canada V7T 1B8. This is by way of an office sharing arrangement being provided as an accommodation to us free of charge by one of our directors where we can receive mail and perform other minimal corporate functions. Our U.S. office is located at 336 – 36th Street, Suite 334, Bellingham, WA, 98225, and is also being provided by way of a sharing arrangement with our officer. As our business operations grow, it may be necessary for us to seek appropriate individual office space. Management believes suitable office space will be available when it is needed. Our telephone number is (604) 922-6663.

     We have no plans to combine with another business, and are not aware of any events or circumstances that might cause us to change our plans.

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

     On May 9, 2004 we completed our first private placement whereby we raised US$75,000 and Cdn$2,000.10 by the sale of 4,512,600 shares at a price of US$0.025, or Cdn$0.04, per share. No warrants were included with this private placement. On February 2, 2005 we effected a 3 for 1 forward stock split which changed the number of shares from 4, 512,600 to 13,537,800. This effectively lowered the price paid for each share in this private placement to a cost of US$0.0083, or Cdn$0.0133 per share.

     On February 26, 2006, we completed a private placement whereby we raised US$250,000.00 by the sale of 200,000 Units at a price of US$1.25 per Unit. Each Unit consists of (a) one share of common stock (the "Shares") of the Company, (b) one Class A warrant (the "Class A Warrant") being exercisable beginning twelve (12) months from the Closing for five years thereafter to purchase one Share at an exercise price of US$1.50 per Share, and (c) one Class B warrant (the "Class B Warrant") being exercisable beginning twenty-four (24) months after the Closing for four years thereafter to purchase one Share at an exercise price of US$1.75 per Share.

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

     Over the past six months we have been working to raise additional money to fund our exploration programs in Nevada. At present, no additional funding has been realized, but efforts are ongoing in this regard. There is no assurance that we will be able to raise additional money in the future. If we need additional money and cannot raise it, we will have to suspend or cease operations.

     On April 11th of 2005, the Board voted to increase the number of seats from one director to three, and a resolution was adopted adding Mr. David Mallo and Mr. George Eliopulos to the Board of Directors. Both Mr. Mallo and Mr. Eliopulos are senior geologists with 25 and 30 years experience respectively. They add significant knowledge and experience to the management team and are responsible for the technical operations of the Company.

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

     On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

Advance Royalties:
1	.	April 30, 2006	US$20,000
2	.	April 30, 2007	US$10.000
3	.	April 30, 2008	US$10,000
4	.	April 30, 2009	US$50,000
5	.	April 30, 2010	US$70,000
6	.	April 30, 2011	US$150,000

Work Commitments:
1	.	April 30, 2008	US$100,000
2	.	April 30, 2009	US$250,000
3	.	April 30, 2010	US$300,000
4	.	April 30, 2011	US$400,000

     As of March 31, 2008, expenditures in the amount of US$264,978.59 have been paid collectively on both properties.

     On February 1, 2007, Homeland Exploration, Inc. (HEI), a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada. The agreement is a five-year lease of the Water Canyon Property, the details of which are as follows:

     Subject to HEI’s right to terminate the Agreement pursuant to Section 11 of the agreement, HEI shall make Expenditures (defined below) in the total amount of Two Million Seven Hundred Thousand Dollars ($2,700,000.00) in accordance with the following schedule:

Due Date	Expenditure Amount

On or before one year from the Effective Date	$ 150,000.00
On or before two years from the Effective Date	An additional $ 300,000.00
On or before three years from the Effective Date	An additional $ 500,000.00
On or before four years from the Effective Date	An additional $ 750,000.00
On or before five years from the Effective Date	An additional $1,000,000.00

     As of March 31, 2008, expenditures in the amount of $340,636 had been paid.

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

     HEI can terminate the agreement at any time after the first year's obligation has been completed.

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

     While work was proceeding on Bell Flat, permitting was ongoing for the Montgomery Pass property. As this property is located within the boundaries of a National Forest, the requirements of the permitting process were more involved. But in December of 2005, final approval was received for the reverse circulation drill program at Montgomery Pass. Reverse circulation drilling is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core sampling would follow this stage. Core sampling is the process of drilling holes to a depth of up to 1,400 feet in order to extract samples of earth. Our geologists have determined where drilling will occur on the property, and on April 30th, 2006 road construction in preparation for the drill program began. Drilling began at Montgomery Pass the week of July 7th, 2006, but steep terrain and problems with support equipment caused delays after initial work began. After repairs taking several weeks were completed, work resumed and continued into the fall.

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

     In early September, 2007, drilling resumed on the Montgomery Pass property in a zone called the QC Target. Located in the north central part of the property, the veining appears to be composed of several parallel banded quartz calcite veins scattered across a width of 150 feet and traceable on surface for over 4000 feet. Previous drilling was carried out by Primero in 1997 when three holes were drilled. The best of the three holes, Hole 97-4, intersected the vein or veins from surface to 115 feet. The entire interval averaged about 1.48 g/t gold and 15 g/t silver.

     Homeland's 2007 drill program offset Primero's hole 97-4 immediately adjacent updip, east and west. Our holes were 50 to 75 feet offsets from west to east except hole 07-02 which was positioned near Primero's hole 97-4 and drilled at a -50 degree angle compared to Primero's -70 degree angle.

     Hole 0701 was drilled vertically to 350 feet and intersected 115 feet of anomalous to ore grade material from 0 to 115 feet. The hole was drilled vertically to determine the dip of the contact and to drill obliquely to the veins. Hole 0701 may have intersected 4 separate veins from a few feet to over 10 feet thick. Intervals between the mineralized zones carried only meager gold values.

     Hole 0702 was located 50 feet east of Primero hole 97-04 and angled at -50 degrees at a bearing of due north to a depth of 270 feet. This hole had a single intercept at or near the contact of the carbonate/volcanic fault. No obvious veining was observed elsewhere in the hole. The intercept of 3.2 g/t over 5 feet was highest value encountered in the drilling to date.

     Hole 0703 was drilled approximately 100 feet to the east from hole 0702 and angled at -60 degrees at a bearing of due north to a depth of 220 feet. The best five foot interval of 0.163 g/t Au, occurred at the top of the hole. The hole was positioned on top of an adit dump. Although significant vein material was intersected within the hole adjacent to the contact, gold values did not reach ore grades.

     Hole 0704 was drilled another 100 feet east of hole 0703 and angled at -70 degrees at a bearing of 020 degrees to a depth of 250 feet. The entire hole was anomalous in gold with the first 70 feet averaging the best grades. No ore grades were encountered in the hole.

Location of Homeland drill holes, Montgomery Pass project.

Location of QC Target drill holes on the Montgomery Pass project.

Drill rig working on the QC Target of the Montgomery Pass project, Fall 2007.

     During April and May of 2008, a program of reclamation was initiated on the Montgomery Pass property to restore the areas worked on during the drill programs to their original state, as mandated by the U.S. Forest Service. The work was completed at the end of May, and we must wait until the end of August, 2008, for an inspection by the Forest Service. At that time, if they are satisfied with the state of the land, they will release the US$5,000.00 bond (which has been collecting interest while filed) that we deposited with them, prior to the work programs beginning.

Water Canyon Property

     On August 4th, 2006, through our wholly owned subsidiary, Homeland Exploration, Inc., we signed a letter of intent with Newmont USA Limited, a subsidiary of Newmont Mining Corporation, to lease the Water Canyon Project. Located adjacent to Newmont's Mule Canyon Mine, the Water Canyon property consists of approximately 2,560 acres (4 sq. miles) which sits immediately along strike of the Mule Canyon Complex. Situated in north central Nevada, Water Canyon lies within the Battle Mountain-Eureka Trend and Northern Nevada Rift. This area has seen prolific precious metal production since the early 1900’s, and large-scale precious metal production continues to this day. The adjacent Mule Canyon Complex produced approx 0.5 million ounces of gold from six open pits over a 7-year period.

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

     In early March, 2007, we engaged Fritz Geophysics (Fritz) and Zonge Geoscience Inc. (Zonge) to plan out and undertake a 66 line-kilometer Gradient Array Inverse Polarization Survey and a Ground Magnetic survey of the Water Canyon Property. Zonge performed the field work for both surveys and Fritz did all the data interpretation. Both surveys were performed in late June and continued into July. The data interpretation has been completed with encouraging results. From these results, drill locations were chosen and a Phase 1 rotary drill program was planned for the fall of 2007. As of August 1, 2007, HEI had already met the Year 1 expenditure obligation of $150,000. The cost of the fall, 2007 Phase 1 drill program will therefore be considered as part of the Year 2 expenditure requirement.

Water Canyon groundmagetics survey.

Water Canyon Gradient Array IP survey.

     In October and early November of 2007, we completed 5,325 ft. (1,623 m) of Phase I Reverse Circulation drilling at our Water Canyon gold property, Lander County, Nevada. Ore grade gold was encountered in one of eight holes, spread out over 8,000 ft. of structure. Drill hole WC-07-3 encountered 65 ft. of 0.027 opt Au starting at a depth of 240 ft., including 25 feet of .052 opt Au from 265-290 ft. Elevated gold values were also found in WC-07-6, approx. 7,000 ft. north of WC-07-3, in an area where anomalous drill results were found in previous drill programs by Newmont and Santa Fe. The results begin to suggest a trend of mineralization that appears to be controlled by the major structural margin of the Tertiary graben that defines the Northern Nevada Rift.

Map showing the location of the 2007 drill holes (blue) at the Water Canyon property, Lander County, Nevada.

Drill crew and rig working on the first of eight holes, Water Canyon property.

Drill hole quality assurance sample from the first Water Canyon hole.

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

Employees and Employment Agreements

     At present, we have no employees, other than our management team which consists of our three member Board of Directors, one of which is our sole officer. Our management team work part-time for our company and do work for other companies as well. They will devote about 10 to 40% of their time or four to 18 hours per week to our operation. Our officer and directors do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and directors other than the following option plan. On April 8th, 2005 we filed a Form S-8 registration with the SEC for an option plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to the company.

C.     Organizational Structure

     Not applicable

D.     Property, Plants and Equipment

     We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We do not own any properties, plants or equipment, but do have an option to earn a 100% interest in two Nevada exploration properties by fulfilling expenditures on these properties in accordance with the Option Agreement with Desert Pacific Explorations, Inc. We also have a lease agreement with Newmont Mining Corporation for one property located in the Battle Mountain area of Nevada.

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

     Our auditors have issued a going concern opinion. This means that although we believe we have enough money to fund our operations for the next twelve months, there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a producing property, find mineralized material and delineate an ore body on one or both of our existing exploration properties, and begin removing and selling minerals. As of March 31, 2008, we had US$26,019.27 and CDN$40.76 in cash. On April 28, 2008, our officer and director, Bruce Johnstone, made a loan to the company of US$10,000.00. which is to be used in conjunction with our existing funds for working capital. We believe that the combined amount stated above is enough to fund our activities for the next twelve months.

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

     Our basic overhead cost is the cost related to operating our office. It is comprised of expenses for mail, stationary and other office supplies, and legal and accounting fees related to filing reports with the SEC. Office equipment, and minor office services are provided free of charge as an accommodation by our officer and director, Mr. Bruce Johnstone.

     We have allocated a range of money for operations. That is because we do not know how much will ultimately be needed for exploration. Our initial exploration proved up positive results, so we expanded the exploration activities to include reverse circulation drilling, or rotary drilling as it is sometimes called. This is a less expensive form of drilling that does not allow for the recovery of a tube or core of rock. The material is brought up from depth as a series of small chips of rock that are then bagged and sent in for analysis. This is a quicker and cheaper method of drilling, but does not necessarily give one as much information about the underlying rocks. If warranted, core drilling would follow at some later date.

     If we discover significant quantities of mineralized material, we will begin technical and economic feasibility studies to determine if we have reserves. Only if we have reserves will we consider developing the property.

     If through early stage exploration we find mineralized material and it is feasible to expand the exploration program beyond what we have allocated funds for, we will attempt to raise additional money through a subsequent private placement, public offering or through loans from officers or others.

     We have discussed this matter with our officer and Board of Directors, however, with the exception of the US$10,000 loan from our officer, our officer and directors are unwilling to make any commitment to loan us any significant amounts of money at this time. Over the past six months we have been working to raise additional money to fund our exploration programs in Nevada. At present, no additional funding has been realized, but efforts are ongoing in this regard. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

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

     Our plan of operation has been scaled back from that of last year. As encouraging results were not forthcoming from the drill programs at Bell Flat and Montgomery Pass, we have elected to suspend drilling operations on these two properties until further mapping and geotechnical work is done. At this time plans for this work is under consideration, but we are also evaluating whether the cost for this work is justified. If it is decided that it is not, then the option agreement on these properties will be terminated. This decision should be made before the end of July. At Water Canyon, the first part of the Phase l drill program was completed in November, 2007, with encouraging results. We are currently evaluating plans for the next stage of work on this project.

     As of March 31, 2008, we have determined an operations budget for the 2008-2009 fiscal year. These figures have been estimated based on past experience by our geologists, but the actual amounts that we spend may vary because exploration in Nevada is extremely active at this point in time, and costs may fluctuate depending on supply and demand for equipment and man power. The budget is estimated as follows:

	2008 – 2009 FISCAL YEAR ESTIMATED EXPLORATION BUDGET
	Item or Activity		Cost US$
1.	Salaries and Associated Costs for sub-contracted Professionals
	(Geologists, engineers etc.)		$5,000
2.	Communications and Office Supplies		$1,500
3.	Field Work:	$
	Property Reclamation		$4,000
	Field Supplies		$2,000
4.	Travel Expenses (Vehicle mileage, field motels, meals)		$2,000
6.	Audit and Legal Fees		$12,000
7.	SEC Filing Fees		$3,000
	Total Budget:		$29,500

Bell Flat Property

     No work was performed over the last year on the Bell Flat property, as resources were focused on drilling programs for our other two properties. Work previously completed on the Bell Flat property consisted of rock sampling, geological mapping and auger drilling. In late September 2005, an auger drill program was undertaken, and an additional 18 claims were filed for the Bell Flat property. This filing brought the land area on the Bell Flat property up to 400 acres in size. The auger drill program took about 10 days to complete, and the samples collected from these grid drill holes were sent to ALS Chemex in Sparks, Nevada, for analysis. The cost for the auger drilling was $10,396. The cost of analysis was $5,092. The analysis yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end. This work program defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics. The auger sampling anomalies, along with the surface rock chip samples previously collected from the property, define a discrete zone of alteration and mineralization that can be followed for over 1600 meters (1 mile). As a result of this exploration work, it has been determined that additional drilling is warranted, but there are no plans for a follow up drill program at this time, in order to devote our resources to our other properties.

Montgomery Pass Panorama Property

     In early September 2007, drilling resumed on the Montgomery Pass property in a zone called the QC Target, located in the north central part of the property. Previous drilling by Primero in 1997 intersected a vein or veins from surface to 115 feet in their Hole 97-4. The entire interval averaged about 1.48 g/t gold and 15 g/t silver. Our 2007 drill program was intended to offset Primero's hole 97-4 immediately adjacent updip, east and west. Our holes were 50 to 75 feet offsets from west to east except hole 07-02 which was positioned near Primero's hole 97-4 and drilled at a -50 degree angle compared to Primero's -70 degree angle. Hole 0701 was drilled vertically to 350 feet and intersected 115 feet of anomalous to ore grade material from 0 to 115 feet. The hole was drilled vertically to determine the dip of the contact and to drill obliquely to the veins. Hole 0701 may have intersected 4 separate veins from a few feet to over 10 feet thick. Intervals between the mineralized zones carried only meager gold values. Hole 0702 was located 50 feet east of Primero hole 97-04 and angled at -50 degrees at a bearing of due north to a depth of 270 feet. This hole had a single intercept at or near the contact of the carbonate/volcanic fault. No obvious veining was observed elsewhere in the hole. The intercept of 3.2 g/t over 5 feet was highest value encountered in the drilling to date. Hole 0703 was drilled approximately 100 feet to the east from hole 0702 and angled at -60 degrees at a bearing of due north to a depth of 220 feet. The best five foot interval of 0.163 g/t Au, occurred at the top of the hole. The hole was positioned on top of an adit dump. Although significant vein material was intersected within the hole adjacent to the contact, gold values did not reach ore grades. Hole 0704 was drilled another 100 feet east of hole 0703 and angled at -70 degrees at a bearing of 020 degrees to a depth of 250 feet. The entire hole was anomalous in gold with the first 70 feet averaging the best grades. No ore grades were encountered in the hole.

     The cost of the 2007-2008 drill program for Montgomery Pass amounted to US$81,664.54. This total was for road building, crew accommodation, drilling contractor, field manager and assay analysis.

Water Canyon Property

     On February 1, 2007, the definitive agreement with Newmont Mining Corporation and Homeland Precious Metals Corp.'s wholly owned subsidiary, Homeland Exploration, Inc. (HEI) became effective. The property consists of about 2600 acres (approximately 4 square miles) of fee lands and unpatented mining claims situated approximately 1.5 miles north of Newmont's Mule Canyon Gold Mine. This agreement requires us to spend a minimum of $150,000 on the property by the anniversary date of the first year.

     In early March, 2007, we engaged Fritz Geophysics and Zonge Geoscience Inc. to plan out and undertake a Gradient Array Inverse Polarization Survey and a Ground Magnetic survey of the Water Canyon Property. Zonge Geoscience performed the field work for both surveys and Fritz Geophysics did all the data interpretation. Both surveys were performed in late June 2007 and continued into July 2007. The data interpretation was completed with encouraging results. The collected data outlined a series of six sets of anomalous IP Chargeability highs that are direct analogs of the type of IP expression encountered at Newmont Mining Corporation’s adjacent Mule Canyon Mine. The cost for the IP and ground magnetics survey was US$109,562.91. Other costs associated with this project, such as claim fees, insurance, land title providence and other sundry expenses amounted to US$41, 519.34 for a total project cost as of August 30, 2007 of US$151,082.25.

     During late August and early September 2007, our geologists worked with the geophysicists to detail and outline a reverse circulation drill program for Water Canyon. From this, an eight-hole, 1623 meter Phase l reverse circulation drill program was planned. In October 2007, a drilling company was contracted for the drill program, and eight holes were drilled in two of the six IP Chargeability highs on the property. The highlight of our initial drilling evaluation at Water Canyon was hole 07-03, located approximately two miles north of the North Pit within Newmont Mining Corporation's Mule Canyon Mine complex. Within hole 07-03, a highly anomalous 20-metre interval graded 0.933 g/t gold from 73 to 93 meters. This same interval contains a 7.6 meter section between 80.0 and 88.4 meters which returned an average grade of 1.78 g/t gold and included a 3-meter section grading 2.67 g/t. Further, hole 07-03 hosts elevated gold values down-hole to 198 meters ranging to 0.470 g/t over 1.5 meters from 193.5 to 195 meters; 0.380 g/t over 1.5 m from 141.7 to 143.2 meters; and 0.382 g/t over 1.5 m from 175.2 to 176.7 meters. Another of our drill holes, 07-06, located approximately 2 miles further north from drill hole 07-03, bottomed in anomalous gold mineralization (0.398 g/t gold over a 1.5 meter interval) within clay altered tuffaceous volcaniclastics. Difficult ground conditions forced the early termination of hole 07-06 within the gold mineralization.

     Favorable results from the 2007 drill program supports the expansion of the drill program to other targets on the property. The cost of the 2007 drill program, including assaying, field management and reclamation bond was US$216,737.54.

Operating History

     We now have three years of operations upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent to that of a resource exploration business enterprise, including limited capital resources, possible delays in the exploration of properties we have secured, and possible cost overruns due to price and cost increases in services.

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

Results of Operations

From Inception on April 28, 2003

     Since inception, we obtained a small shareholder loan and have used our common stock to raise money for our start up expenses and initiate operations. Cash provided by financing activities from inception on April 28, 2003 to March 31, 2008 is US877,726 of which $701,200 was raised through four private placements. On March 15, 2005 we obtained a loan of US$100,000 from a minority shareholder, and on March 23, 2007, this loan was expunged by issuing 500,000 shares of common stock to the lender as per the terms of the loan.

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

     The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term.

     On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term.

     As of March 31, 2008, expenditures in the amount of US$264,978.59 have been paid collectively on both properties.

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

     In July of 2006 the planned work program for Montgomery Pass was initiated, but because of poor performance from the drill contractor and weather related obstacles, only half of the planned holes were actually drilled. The holes drill were on the Hound Dog target which is located on the northeastern portioin of the property and encompasses an altered flow dome or flow unit approximately 4500 feet long and 50 to 650 feet wide. Previous drilling by others encountered ore grade mineralization. Our drill program was designed to offset the previous best hole (97-08) on the east and above the high grade intercept. We drilled four holes with a combined total of 1220 feet. Mineralized vein continuity was not upheld with the best assay being 0.42 g/t gold over 5 feet.

     In September of 2007, drilling resumed on the Montgomery Pass property Phase l drill program with a 4 hole drill program on the QC Target. The target is in the north central part of the property. Of the four holes drilled on the QC Target, hole H0702 showed the highest intercept of 3.2 g/t gold over 5 feet and was the highest value encountered in our drilling to date. Only slightly anomalous mineralization was encountered in the other holes. It is recommended that before any further drilling is planned, that additional geologic mapping be done. New advances in deposit modeling should be coupled with a new geologic map and possibly a geophysical survey to further define the target.

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

     On March 15, 2005, the Company entered into an agreement for a loan with a shareholder in the amount of $100,000. On March 23, 2007, the Company settled this loan by issuing 500,000 restricted common shares.

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

     On February 1, 2007, Homeland Exploration, Inc. (HEI), a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada. The agreement is a five-year lease of the Water Canyon Property. HEI can terminate the agreement at any time after the first year's obligation has been completed.

     In early March, 2007, we engaged Fritz Geophysics (Fritz) and Zonge Geoscience Inc. (Zonge) to plan out and undertake a 66 line-kilometer Gradient Array Inverse Polarization Survey and a Ground Magnetic survey of the Water Canyon Property. Zonge performed the field work for both surveys and Fritz did all the data interpretation. Both surveys were performed in late June and continued into July. The data interpretation was completed with encouraging results. From these results, drill locations were chosen and a Phase 1 rotary drill program planned for the fall of 2007.

     In October and early November of 2007, we completed 5,325 ft. (1,623 m) of Phase I Reverse Circulation drilling at our Water Canyon gold property, Lander County, Nevada. Ore grade gold was encountered in one of eight holes, spread out over 8,000 ft. of structure. Drill hole WC-07-3 encountered 65 ft. of 0.027 opt Au starting at a depth of 240 ft., including 25 feet of .052 opt Au from 265-290 ft. Elevated gold values were also found in WC-07-6, approx. 7,000 ft. north of WC-07-3, in an area where anomalous drill results were found in previous drill programs by Newmont and Santa Fe. The results begin to suggest a trend of mineralization that appears to be controlled by the major structural margin of the Tertiary graben that defines the Northern Nevada Rift. Further drilling is supported, and plans for this are currently being reviewed.

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

     On March 23, 2007, we issued an additional 500,000 shares to settle a US$100,000 loan from a shareholder that was taken out on March 15, 2005.

     On March 30, 2007, we issued an additional 752,000 shares as part of a private placement which raised $451,200 for our company.

     In the fiscal periods ending March 31, 2008 and March 31, 2007, we used cash for operational activities in the amounts of US$531,586 and US$164,152 respectively.

     As of March 31, 2008, our total assets were US$26,019.27 and CDN$40.76 in cash and $90.00 in prepaid expenses and our total liabilities were $12,531 which consisted of accounts payable, and funds set aside for the estimated remediation of the two properties when the exploration programs are completed. Our assets are comprised of the funds raised from the aforementioned financing activities.

     On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the Company in the amount of US$10,000.00 for working capital.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

     Our officers and directors are as follows:

Name	Age	Position
Bruce Johnstone	52	President, Chief Executive Officer,
		Secretary, Treasurer, Principal
		Financial Officer and Director
George Eliopulos	58	Director
David Mallo	48	Director

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

Bruce E. Johnston - President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and Director

     Since April 28, 2003, Mr. Johnstone, has served as our president, chief executive officer, secretary, treasurer, chief financial officer, and a member of the board of directors. From October 2002 to July 2003, Mr. Johnstone was president and secretary of Patriot Gold Corp., a gold exploration company located in West Vancouver, British Columbia, where he was instrumental in the reorganization of this company from its old business of ostrich farming to that of a resource exploration company. He was also responsible for finding the new management for this company and for securing its first property and private placement financing. Since July, 2003, Mr. Johnstone has been the President of Delbrook Systems, Inc., a private consulting company. Through this company, Mr. Johnstone and his associates advise companies with regard to strategic corporate planning and joint venture collaborations.

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

Compensation of Executive Officers

     The following table sets forth the compensation paid by us from April 1, 2004 through March 31, 2008 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted.

Summary Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Non-
						Equity	Non-
						Incentive	qualified	All
						Plan	Deferred	Other
				Stock	Option	Compen	Compen	Compen
Name and Principal		Salary	Bonus	Awards	Awards	sation	sation	sation	Totals
Position	Year	($)*	($)	($)	($)	($)	($)	($)	($)
Bruce Johnstone,	2008	0	0	0	0	0	0	0	0
President, CEO,	2007	0	0	0	0	0	0	0	0
CFO & Director	2006	0	0	0	$200,000	0	0	0	$200,000

     We do not anticipate paying any salaries in 2008.

Director Compensation
Change in
Pension
	Fees				Value and
	Earned			Non-Equity	Nonqualified	All
	or			Incentive	Deferred	Other
	Paid in	Stock	Option	Plan	Compensation	Compen-
	Cash	Awards	Awards	Compensation	Earnings	sation	Total
Name	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George, Eliopulos	0	0	0	0	0	0	0

David Mallo	0	0	0	0	0	0	0

Options & SARs Granted to Named Executive Officers

     The following tables outline the Options or SARs that have been granted to our executive officer and directors for the last fiscal year ending March 31, 2008.

OPTION/SAR GRANTS
(Individual Grants)

	Individual Grants

		Percent Of
		Total
		Options/SARs
	Number Of	Granted To
	Securities	Employees In	Exercise
	Underlying	Fiscal Year	or Base		Grant Date
	Options/SARs	Ended March	Price	Expiration	Present
Name	Granted (#)	31, 2006	($/Sh)	Date	Value
Bruce Johnstone	0	0
George Eliopulos	0	0
David Mallo	0	0

	AGGREGATE OPTION/SAR EXERCISES
AND FISCAL YEAR END OPTIONS/SAR VALUES

			Number Of
			Unexercised
			Securities	Value Of
			Underlying	Unexercised
			Options/SARs	In-The-Money
			At FY-End	Option/SARs
	Shares		(#)	At FY-End ($)
	Acquired On	Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexercisable	Unexercisable
Name	(#)	($)	(1)	(2)
Bruce Johnstone	--	--	200,000	$18,000
George Eliopulos	--	--	100,000	$9,000
David Mallo	--	--	100,000	$9,000

(1)	400,000 options were exercisable at the fiscal year end of March 31, 2008

(2)	Based on the closing price for our common stock on March 31, 2007 of $0.09 per share.

Equity Compensation Plans

     The Company currently has one equity compensation plan. The Incentive Stock Option Plan provides for the issuance of stock options for services rendered to the Company. The board of directors is vested with the power to determine the terms and conditions of the options. The Plan included 5,000,000 shares. As of March 31, 2008, 1,670,000 options to purchase shares have been granted leaving 3,330,000 shares available for issuance under the Plan.

Number of securities
	Number of securities to be	Weighted-average	remaining available for future
	issued upon exercise of	exercise price of	issuance under equity
	outstanding options,	outstanding options,	compensation plans (excluding
	warrants and rights	warrants and rights	securities reflected in column
Plan category	(a)	(b)	(a) (c)

Equity compensation	1,670,000	$0.14	3,330,000
plan approved by
security holders

Stock Option Plans and Long-Term Incentive Plan Awards

     On April 8th, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to our company. As of March 31, 2008, 1,670,000 options have been issued to management and consultants. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

     We have no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the un-issued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors since our inception on April 28, 2003 through our accounting year ended March 31, 2008.

     No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

C.     Board Practices

     None.

D.     Employees

     At present, we have no employees, other than our officer and directors. Our officer and directors are part-time management and will devote 10% to 40% of their time or 4 to 18 hours per week to our operation. Our officer and directors do not have any employment agreements with us. We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and directors, but our officer and directors are eligible for compensation via our registered Incentive Stock Option Plan.

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

     On October 14, 2004, our securities began trading on the over-the-counter on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "HPMEF." As trading is thin and sporadic, a shareholder may therefore be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. On March 21, 2005, the bid price was $0.05 and a last trade price was $0.02. The following sets forth a summary of trading prices from October 14, 2004 through June 30, 2008.

     The shares were split 3:1 effective February 3, 2005, and the figures following are adjusted for that split.

Quarter ended

		High Bid	Low Bid
2007
	March 31	$0.60	$0.55
	June 30	$0.31	$0.25
	September 30	$0.26	$0.21
	December 31	$0.11	$0.10
2008
	March 31	$0.10	$0.09
	June 30	$0.04	$0.03

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

D.     Holders

     As of June 9, 2008, we had 38 holders of record of our common shares.

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

Reports

     We file reports with the SEC under section 13 of the Securities Act. The reports are filed electronically. You may read copies of any materials we file with the SEC at the SECs Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

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

Rule 144

     In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least six months, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

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

C.     Material Contracts

     There are no material contracts except as discussed in this Form 20-F.

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

H.     Documents on Display

     We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We are not required to file reports and other information with any securities commissions in British Columbia.

     As a foreign private issuer, we are exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Homeland Precious Metals Corp., 1489 Marine Drive, Suite 136, West Vancouver, B.C. V7V 1B8. Our telephone number is (604) 922-6663.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No Disclosure Necessary

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     No Disclosure Necessary

ITEM 15.    CONTROLS AND PROCEDURES

     As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation, under the supervision and with the participation of our management, including our Principle Executive Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008 and no material weaknesses were discovered.

Limitations of Controls and Procedures

     The Company’s management, including the Principal Executive Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

     There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Attestation Report of Registered Public Accounting Firm

     This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

C.     PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

     The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2008	$12,000	Robison, Hill & Co., Certified Public Accountants
2007	$10,400	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

     The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2008	$0	Robison, Hill & Co., Certified Public Accountants
2007	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

     The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2008	$0	Robison, Hill & Co., Certified Public Accountants
2007	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

     The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2008	$0	Robison, Hill & Co., Certified Public Accountants
2007	$0	Robison, Hill & Co., Certified Public Accountants

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

     Our financial statements for our fiscal years ending March 31, 2008 and March 31, 2007, immediately follow:

CONTENTS

Page

Report of Independent Registered Public Accountants	F-1

Consolidated Balance Sheet
March 31, 2008 and 2007	F-3

Consolidated Statements of Operations for the years ended
March 31, 2008 and 2007 and the Cumulative Period from
April 28, 2003 (inception) to March 31, 2008	F-4

Consolidated Statements of Cash Flows for the years ended
March 31, 2008 and 2007 and the Cumulative Period from
April 28, 2003 (Inception) to March 31, 2008	F-5

Consolidated Statement of Stockholders’ Equity
Since April 28, 2003 (Inception) to March 31, 2008	F-6

Notes to Financial Statements	F-8

ROBISON, HILL & CO.	Certified Public Accountants
A PROFESSIONAL CORPORATION
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA
STEPHEN M. HALLEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Homeland Precious Metals Corp.
(An Exploration State Company)

We have audited the accompanying consolidated balance sheets of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2008, and 2007, and the related consolidated statements of operations, and cash flows for the two years ended March 31, 2008, and 2007, and the cumulative since April 28, 2003 (inception) to March 31, 2008, and the consolidated statement of stockholder’s equity since April 28, 2003 (inception) to March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration State Company) as of March 31, 2008, and 2007 and the results of its operations and its cash flows for the two years ended March 31, 2008, and 2007 and the cumulative since April 28, 2003 (inception) to March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses of approximately $2,700,000, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ ROBISON, HILL & CO.
Certified Public Accountants

Salt Lake City, Utah
June 27, 2008

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	2008	2007

ASSETS

Current
Cash and cash equivalents	$26,059	$557,645
Prepaid expenses	90	20,156

Total current assets	26,149	577,801

Restricted cash	5,750	5,750

Total assets	$31,899	$583,551

LIABILITIES

Current
Accounts payable and accrued liabilities	6,781	21,723
Total current liabilities	$6,781	$21,723

Estimated environmental remediation (note 5)	5,750	5,750

Total liabilities	12,531	27,473

STOCKHOLDERS’ EQUITY

Stock Capital (note 8)
Preferred stock, no par value
Authorized 20,000,000 shares,
No shares issued at March 31, 2008	-	-
Common stock, no par value
Authorized 300,000,000 shares,
Issued and outstanding: 14,989,800 shares
(March 31, 2007 – 14,989,800 shares)	1,077,726	1,077,726

Additional paid-in capital	1,650,000	1,634,000
Deficit accumulated during exploration stage	(2,708,358)	(2,155,648)

TOTAL STOCKHOLDERS’ EQUITY	19,368	556,078

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,899	$583,551

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

	Year Ended	Year Ended	Cumulative since
	March 31, 2008	March 31, 2007	April 28, 2003
			Inception of
			Exploration Stage
Revenue	$-	$-	$-

Expenses
Accounting	17,561	12,816	38,909
Advertising	72,462	15,289	92,379
Directors compensation	-	2,000	5,000
Consultants compensation (note 10)	16,000	326,000	1,200,000
Geologists compensation	-	94,000	445,000
Exploration costs	406,998	107,916	599,864
Environmental remediation	-	-	5,750
General and administrative	31,080	7,084	47,163
Legal fees	3,974	4,884	55,886
Travel	5,679	-	15,888

Net loss from operations	(553,754)	(569,989)	(2,505,839)

Other income (expense)
Interest (net)	-	(201,997)	(204,125)
Currency exchange (net)	1,044	2,157	1,606

Loss for the period	$(552,710)	$(769,829)	$(2,708,358)

Loss per share, basic and diluted	$(0.04)	$(0.06)

Weighted average number of shares outstanding,
basic and fully diluted	14,989,800	13,750,819

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year Ended		Year Ended,		Cumulative since
	March 31,		March 31,		April 28, 2003
	2008		2007		Inception of
					Exploration Stage
Cash flows from operating activities
Loss for the period	$(552,710	) $	(769,829	) $	(2,708,358)
Items not involving cash:
Stock-based compensation	16,000		422,000		1,650,000
Interest paid by issuance of stock	-		200,000		200,000

Changes in non-cash working capital items:
Other receivables	-		16		-
Prepaid expenses and deposits	20,066		(20,156)		(90)
Accounts payable and accrued liabilities	(14,942)		5,925		6,781
Environmental liability	-		-		5,750
Accrued interest	-		(2,108)		-

Net cash used in operating activities	(531,586)		(164,152)		(845,917)

Cash flows from investing activities
Restricted cash	-		-		(5,750)

Net cash used in investing activities	-		-		(5,750)

Cash flows from financing activities
Stock issuance for cash	-		451,200		777,726
Proceeds from shareholder loan	-		-		102,411
Payment on shareholder loan	-		-		(2,411)

Net cash provided by financing activities	-		451,200		877,726

Increase (decrease) In cash and cash equivalents	(531,586)		287,048		26,059
Cash and cash equivalents, beginning of period	557,645		270,597		-

Cash and cash equivalents, end of period	$26,059		$557,645		$26,059

Supplemental disclosure of cash flow information:
- cash paid for interest, net of interest capitalized	$-		$-		$-
- cash paid for income taxes	$-		$-		$-

Supplemental disclosure of non-cash investing and financing activities:
- Debt settled through the issuance of shares	$-		$100,000		$100,000

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity
(Expressed in US dollars)
(As at March 31)

	Number of	Capital	Additional	Deficit	Total
	Shares	Stock /	Paid-in	Accumulated
		Subscriptions	Capital	During
		Received		Exploration
				Stage
April 28, 2003, shares issued to
President (inception)	100	$-	$-	$-	$-
Shares issued for cash	4,512,500	76,526	-	-	76,526
Loss for the period	-	-	-	(16,579)	(16,579)
Total comprehensive loss	-	-	-	(16,579)
Balance at March 31, 2004	4,512,600	76,526	-	(16,579)	59,947

Retroactive adjustment for					-
3 for 1 stock split	9,025,200	-	-	-	-
Restated balance at March 31,
2004	13,537,800	76,526	-	(16,579)	59,947
					-
Loss for the year	-	-	-	(24,382)	(24,382)
Total comprehensive loss	-	-	-	(24,382)	-
Balance at March 31, 2005	13,537,800	76,526	-	(40,961)	35,565
					-
Shares issued for cash	200,000	250,000	-	-	250,000
Stock-based compensation	-	-	1,212,000	-	1,212,000
Net loss	-	-	-	(1,344,858)	(1,344,858)
Total comprehensive loss	-	-	-	(1,344,858)	-
Balance at March 31, 2006	13,737,800	326,526	1,212,000	(1,385,819)	152,707

Loan converted	500,000	300,000	-	-	300,000
Shares issued for cash	752,000	451,200	-	-	451,200
Stock-based compensation	-	-	422,000	-	422,000
Loss for the year	-	-	-	(769,829)	(769,829)
Total comprehensive loss	-	-	-	(769,829)	-
Balance at March 31, 2007	14,989,800	$1,077,726	$1,634,000	$(2,155,648)	$556,078

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity
(Expressed in US dollars)
(As at March 31)

	Number of	Capital	Additional	Deficit
	Shares	Stock /	Paid-in	Accumulated
		Subscriptions	Capital	During
		Received		Exploration
				Stage

Balance at March 31, 2007	14,989,800	$1,077,726	$1,634,000	$(2,155,648)	$556,078

Stock-based compensation	-	-	16,000	-	16,000
Loss for the year	-	-	-	(552,710)	(552,710)
Total comprehensive loss	-	-	-	(552,710)	-
Balance at March 31, 2008	14,989,800	$1,077,726	$1,650,000	$(2,708,358)	$19,368

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

1.	ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business

Homeland Precious Metals Corp. (“Homeland” or the “Company”) is engaged in the acquisition and exploration of natural resource properties. The Company commenced operations on April 28, 2003, and on April 20, 2005, it entered into an agreement with Desert Pacific Explorations, Inc., a Nevada exploration company, which gives the Company the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. In May of 2005, preliminary exploration on these properties began. On February 1, 2007, the Company's wholly owned subsidiary, Homeland Exploration, Inc. signed an agreement with Newmont Mining Corporation for the Water Canyon property. This 5 year agreement gives the Company the sole and exclusive right to earn a 100% interest in the property, with a back in right for Newmont to buy into the project.

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada on April 28, 2003. These financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and include the accounts of Homeland and its wholly owned subsidiary, Homeland Exploration, Inc. (“HEI”).

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern”. The Company has incurred net losses of approximately $2,708,000 for the period from April 28, 2003 (inception of exploration) to March 31, 2008 and has no source of revenues. The Company had cash and cash equivalents in the amount of $26,059 as of March 31, 2008, which it believes will not be sufficient to continue current exploration activities for the next 12 months, and will require additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

The Company’s future capital requirements will depend on numerous factors including, but not limited to, the results from the current exploration programs on its existing properties, and the locating and acquiring interests in various other mining opportunities.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”. While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a “going concern”, then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported expenses, and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for Homeland is presented to assist in understanding the Company’s financial statements. The accounting policies conform to US GAAP and have been consistently applied in the preparation of the financial statements.

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

Foreign Currency Translation

The Company’s primary functional currency is the US dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are translated at year-end exchange rates while income and expense accounts are translated at average rates in effect during the year. Gains and losses on translation are included in income.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company had cash and cash equivalents in the amount of $26,059 and $557,645 as of March 31, 2008 and 2007, respectively, of which only $100,000 is fully covered by federal depository insurance.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

The Company’s financial instruments, as defined under Statement of Financial Accounting Standards (‘SFAS”) No. 107, “Disclosure about Fair Value of Financial Instruments”, include its cash and cash equivalents, accounts payable and accrued liabilities. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest of credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term maturities of these instruments.

Mineral Producing Activities

The Company is in the exploration stage and has not yet realized any revenue from its planned operations. It is primarily engaged in the acquisition, exploration and development of high grade, economical precious metal properties. Under US GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level. Prior to commencing commercial production, revenues relating to development, net of mining costs associated with its production, are offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

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

Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of SFAS No. 123(R)“, "Accounting for Stock-Based Compensation". The Company has a stock option plan that is described more fully in note 9.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company has adopted SFAS No. 130“, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income is comprised of net income (loss) and all changes to capital deficit except those resulting from investments by owners and distribution to owner

Principles of Consolidation

The consolidated financial statements include the accounts of Homeland Precious Metals Corp. and its wholly- owned subsidiary, Homeland Exploration, Inc. (“HEI”), a Nevada corporation. All significant intercompany accounts and transactions have been eliminated.

Accounting Pronouncements

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141 (R)”) “Business Combinations”, which replaces SFAS 141 “Business Combinations”. This Statement improves the relevance, completeness and representational faithfulness of the information provided in financial reports about the assets acquired and the liabilities assumed in a business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Under SFAS 141(R), acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual report period beginning on or after December 15, 2008. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position, results of operations or cash flows.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests (minority interest) as equity in the consolidated financial statements and separate from parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership in a subsidiary that does not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment of the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interest of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods other than fiscal years, beginning on or after December 15, 2008. The Company does not expect the new standard to have any material impact on the financial position and results of operations.

In January 2008, Staff Accounting Bulletin (“SAB”) 110 “Share-Based Payment” (“SAB 110”), was issued. Registrants may continue, under certain circumstances, to use the simplified method in developing estimates of the expected term of share options as initially allowed by SAB 107, “Share-Based Payments”. The adoption of SAB 110 has no effect on the financial position and results of operations of the Company.

3.	INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian income taxes. As of March 31, 2008, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,102,650 that may be offset against future taxable income through 2028. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

The provision for income taxes differ from the amount computed using the federal Canadian statutory income tax rate as follows:

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

3.     INCOME TAXES (continued)

	2008	2007

Loss before income taxes	$(552,710)	$(769,829)

Tax rate	33.72%	34.12%

Expected income tax recovery	$186,300	$262,700
Non-deductible expenses for tax	(5,400)	(186,500)
Effect of changes in foreign exchange rates	22,700	1,800
Effect of changes in income tax rates	(12,300)	-
Unrecognized benefit of non-capital losses	(191,300)	(78,000)

Deferred income tax recovery	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Deferred income tax assets relating to:

Non-capital loss carryforwards	$352,800	$174,600
Deferred income tax assets	352,800	174,600

Valuation allowance	(352,800)	(174,600)
Net deferred tax asset (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation ($178,200) is reflected in current income.

4.   UNCERTAIN TAX POSITIONS

Effective April 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of the provisions of FIN 48 did not have a material impact on the company’s consolidated financial position and results of operations. At April 1, 2007, the company had no liability for unrecognized tax benefits and no accrual for the payment of related interest and penalties. The Company did not record a cumulative effect adjustment relating to the adoption of FIN 48.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

Interest costs related to unrecognized tax benefits are classified as “Interest expense, net” in the accompanying consolidated statements of operations. Penalties, if any, would be recognized as a component of “Selling, general and administrative expenses”. The Company recognized $nil of interest and penalties expense related to unrecognized tax benefits during 2007. In many cases the company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. With few exceptions, the company is generally no longer subject to U.S. federal, state, local or non-U.S. income tax examinations by tax authorities for years before 2004. The following describes the open tax years, by major tax jurisdiction, as of March 31, 2008:

United States	2004-present
Canada	2004-present

5.	EXPLORATION STAGE COMPANY/GOING CONCERN

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

6.	ESTIMATED ENVIRONMENTAL REMEDIATION

The Company has adopted Statement of Financials Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). This statement applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.

SFAS 143 requires that the fair value of a liability for a retirement obligation be recognized in the period in which the liability is incurred. The Company currently has a bond of $5,750 as of March 31, 2008. In addition a liability of $5,750 was booked as of March 31, 2006.

7.	COMMITMENTS

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

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

7.   COMMITMENTS (continued)

The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby we pay an annual fee and work expenditures on both properties (collectively). On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

	Date	Advance Royalties:	Work Commitments:
1.	April 30, 2006	US$20,000	-
2.	April 30, 2007	US$10.000	-
3.	April 30, 2008	US$10,000	US$100,000
4.	April 30, 2009	US$50,000	US$250,000
5.	April 30, 2010	US$70,000	US$300,000
6.	April 30, 2011	US$150,000	US$400,000

As of March 31, 2008, expenditures in the amount of US$264,978.59 have been paid collectively on both properties.

On February 1, 2007, Homeland Exploration, Inc. (HEI), a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada. The agreement is a five-year lease of the Water Canyon Property. Subject to HEI’s right to terminate the Agreement pursuant to Section 11 of the agreement, HEI shall make Expenditures (defined below) in the total amount of Two Million Seven Hundred Thousand Dollars ($2,700,000.00) in accordance with the following schedule:

Due Date		Expenditure Amount
On or before one year from the Effective Date		$ 150,000.00
On or before two years from the Effective Date	An additional	$ 300,000.00
On or before three years from the Effective Date	An additional	$ 500,000.00
On or before four years from the Effective Date	An additional	$ 750,000.00
On or before five years from the Effective Date	An additional	$1,000,000.00

As of March 31, 2008, expenditures in the amount of $340,636 had been paid.

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

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

8.	RELATED PARTY TRANSACTIONS

On March 15, 2005, the Company entered into an agreement for a loan with a shareholder in the amount of $100,000. On March 23, 2007, the Company settled the loan by issuing 500,000 restricted common shares. The fair value of the common shares was $0.60. The Company recognized $200,000 as interest expense for the difference between the conversion price and the fair market price of the Company’s stock on the date of this transaction. As of March 31, 2008, $4,005 in accrued interest remains outstanding on this note and is reported on the accompanying balance sheet under Accounts payable and accrued liabilities. The Company expects to pay this amount on or before July 31,2008.

9.	COMMON STOCK TRANSACTIONS

The Company was incorporated to allow for the issuance of up to 300,000,000 shares of no par value common stock.

On April 28, 2003 (inception), the Company issued 300 shares of common stock to its president.

On April 30, 2003, the Company issued 4,500,000 shares of common stock to its president for $1,140 ($1,500 Canadian). The shares were valued at $0.001 per share.

On May 9, 2003, the Company issued 9,037,500 shares of common stock to various people for $75,386. The shares were valued at $0.025 per share.

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

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 200,000 units at a price of $1.25 per unit. Each unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $1.50 per Share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of commons stock at an exercise price of $1.75 per share of common stock. The Company determined that the warrants had no value at the date of issuance.

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

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

10.	PREFERRED STOCK

The Company has authorized a total of 20,000,000 shares of Class B preferred redeemable stock with no par value. A holder of Class B preferred has the right to one vote per share at all shareholder meetings. As of March 31, 2008, no preferred shares were issued.

The holders of Class B preferred stock are entitled to receive and the Company shall pay, when declared by the board of directors, payment of dividend, fixed, non-preferential, non-cumulative dividends at the rate per share per year of 7% of the amount equal to the redemption price. The Company is under no obligation to pay dividends on the Class B redeemable preferred stock, and the stock is redeemable at the option of the Company.

In the event of any liquidation, dissolution or winding-up of the Company, the holders of outstanding shares of Class B preferred stock shall be entitled to be paid out of the assets of the Company available for distribution to shareholders, before any payment shall be made to or set aside for holders of any other stock, at an amount to be designated by the directors plus any unpaid and accrued dividends per share.

11.	STOCK OPTION PLAN

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

HOMELAND PRECIOUS METALS CORP
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

11.	STOCK OPTION PLAN (continued)

In November 2006, the Company granted 250,000 stock options to a consultant. These options have an exercise price of $0.40 per share, which was below the market price at the time of the grant, and expire in November 2016. The options vest from January 2007 to January 2008.

The Company charged $16,000 to consultants’ compensation of stock-based compensation expense in the fiscal year ended March 31, 2008, by applying the fair value method in accordance with SFAS No.123(R). The compensation consists of options vested under the Plan. The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option-pricing model:

			2008	2007

Expected volatility			121.1% - 155.9%	123.5% - 127%
Weighted average volatility			138.3%	125.3%
Expected dividends			-	-
Expected term (in years)			8.65	3.03 - 9.66
Risk free rate			4.04% - 5.03%	3.9% - 4.86%
Weighted average fair value of options granted			$-	$1.00

A summary of the Company stock options activities is presented below:

			Weighted-
		Weighted-	Average
		average	Remaining	Aggregate
		exercise	Contractual	Intrinsic
Options	Shares	price	term	Value

Outstanding at March 31, 2006	1,420,000	0.09	-	-
Granted	250,000	0.40	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at March 31, 2007	1,670,000	$0.14	4.0	$750,250

Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-

Outstanding at March 31, 2008	1,670,000	$0.14	3.0	$32,000
Exercisable at March 31, 2008	1,670,000	$0.14	3.0	$32,000

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

11.   STOCK OPTION PLAN (continued)

Outstanding Options				Exercisable Options
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.05	800,000	2.03	$ 0.05	800,000	$ 0.05
$0.15	620,000	2.04	0.15	620,000	0.15
$0.40	250,000	8.65	0.40	250,000	0.40
$0.14	1,670,000	3.03	$ 0.14	1,670,000	$ 0.14

The weighted average grant-date fair value of options granted during the fiscal years 2008 and 2007 was $nil and $0.58, respectively.

A summary of the status of the Company’s nonvested shares as of March 31, 2008, and changes during the year ended March 31, 2008, is presented below:

		Weighted-
		average
		Grant-Date
Nonvested shares	Shares	Fair Value

Nonvested at March 31, 2007	93,750	0.58
Granted	-	-
Vested	(93,750)	0.58
Forfeited	-	-
Nonvested at March 31, 2008	-	-

As at March 31, 2007, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.

The total fair value of shares vested during the years ended March 31, 2008 and 2007 was $16,000 and $422,000, respectively.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2008

12.   WARRANTS

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 200,000 units at a price of $1.25 per unit. Each unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $1.50 per Share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of commons stock at an exercise price of $1.75 per share of common stock. The Company determined that the warrants had no value at the date of issuance.

On March 28, 2007, the Company completed a private placement whereby it raised $451,200 by the sale of 752,000 units at a price of $0.60 per unit. Each unit consists of one share of common stock of the Company and one-half share purchase warrant for a total of 376,000 full warrants. Each full warrant is exercisable for a period of two years from March 28, 2007, and entitles the subscriber to purchase one share of common stock at an exercise price of $0.75 per share.

As of March 31, 2008, the following share purchase warrants were outstanding:

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
			Each warrant allows the holder to purchase one share of
			common stock

13.   SUBSEQUENT EVENTS

On April 28, 2008 the Company’s CEO, President and Director, Mr. Bruce Johnstone, made a shareholder loan to the Company of US$10,000.00.

ITEM 18.     FINANCIAL STATEMENTS

     Not applicable. Financial statements are provided under Item 17.

ITEM 19.     EXHIBITS

A.     Financial Statements of Registrant.

     The following financial statements, together with the reports of our independent accountants, are filed as part of this registration statement.

B.     Exhibits.

     The following exhibits are incorporated herein by reference:

Incorporated by reference
Filed
Exhibit	Document Description	Form	Date	Number	herewith
3.1	Articles of Incorporation.	F-1	5/07/04	3.1
4.1	Stock Certificate.	F-1	5/07/04	4.1
3.2	Amended Articles of Incorporation.	F-1 POS AM	3/29/05	3.2
10.1	2005 Stock Option Plan.	S-8	4/12/05	10.1
10.2	2004 Option Agreement for the Bell Flat and
	Montgomery Pass properties.				X
10.3	2007 Amended Option Agreement for the Bell
	Flat and Montgomery Pass properties.				X
10.4	2007 Lease Agreement for the Water Canyon
	property.				X
11.1	Code of Ethics.	20-F	9/28/05	11.1
12.1	Certification of the chief executive officer and
chief financial officer pursuant to Section 302 of
	the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by the chief executive officer and
chief financial officer pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906
	of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of Robison, Hill & Co., Certified Public
	Accountants.				X

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 21st day of July, 2008.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:   BRUCE E. JOHNSTONE
         Bruce E. Johnstone, President, Principal
         Executive Officer, Secretary, Treasurer, and
         Principal Financial Officer, Principal
         Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

GEORGE ELIOPULOS	A Member of the Board of Directors	July 21, 2008
George Eliopulos

DAVID MALLO	A Member of the Board of Directors	July 21, 2008
David Mallo

EXHIBIT INDEX

Incorporated by reference
Filed
Exhibit	Document Description	Form	Date	Number	herewith
3.1	Articles of Incorporation.	F-1	5/07/04	3.1
4.1	Stock Certificate.	F-1	5/07/04	4.1
3.2	Amended Articles of Incorporation.	F-1 POS AM	3/29/05	3.2
10.1	2005 Stock Option Plan.	S-8	4/12/05	10.1
10.2	2004 Option Agreement for the Bell Flat and
	Montgomery Pass properties.				X
10.3	2007 Amended Option Agreement for the Bell
	Flat and Montgomery Pass properties.				X
10.4	2007 Lease Agreement for the Water Canyon
	property.				X
11.1	Code of Ethics.	20-F	9/28/05	11.1
12.1	Certification of the chief executive officer and
chief financial officer pursuant to Section 302 of
	the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by the chief executive officer and
chief financial officer pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906
	of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of Robison, Hill & Co., Certified Public
	Accountants.				X