Form 20-F
period 2009-03-31
Homeland Precious Metals Corp.
filed 2009-09-24
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

FILE NO.  000-51537

[   ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED:

March 31, 2009

OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934,
for the transition period from

OR

[   ]             SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1932
Date of event requiring this shell company report

For the transition period from _______________ to _______________

HOMELAND PRECIOUS METALS CORP.
(Exact name of registrant as specific in its charter)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

336 – 36th Street, Suite 334
Bellingham, Washington
U.S.A.  98225
(Address of principal executive offices, including Postal Code)

Registrant‘s area code and telephone number:          (775) 770-0872

Name of each exchange on which registered:          None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class: None

The number of shares of common stock outstanding at March 31, 2009 is 149,914

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.          YES [   ]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          YES [   ]     NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          YES [X]     NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]

Indicate by check mark which financial statement item the registrant has elected to follow:
[X] ITEM 17          [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          YES [   ]     NO [X]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.          YES [   ]     NO [   ]

EXHIBIT INDEX BEGINS ON PAGE 50.

INTRODUCTION

The phrase “fiscal year” refers to the twelve months ended March 31 of the relevant year. All references to “$” or “dollars” mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

We were incorporated pursuant to the Company Act (British Columbia) on April 28, 2003. We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations on April 28, 2003.  As of the date of this filing, we have no active exploration programs.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit will exist on any of the properties that we are currently exploring, or on any other properties that we may be considering for acquisition.  Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We publish our financial statements expressed in US Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to “US dollars” or “US$” are to the currency of the United States of America.

Our fiscal year ends on March 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

Bruce E. Johnstone	President, Chief Executive Officer,
336 – 36th Street	Secretary, Treasurer, Chief Financial
Suite 334	Officer, Principal Accounting Officer and
Bellingham, Washington	Director
U.S.A. 98225

David Mallo	Director
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

B.           Advisers

Advisory Board

Doug Turnbull	Exploration Technical Advisory
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

Gerry Humphries	Business Advisor
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

The legal advisor in relation to this report:

Conrad C. Lysiak
Attorney at Law
601 West First Avenue, Suite 903
Spokane, Washington   99201

C.           Auditors

Our auditors are:

Robison, Hill & Co.
Certified Public Accountants
1366 Murray-Holladay Road
Salt Lake City, Utah   84117

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                      KEY INFORMATION

A.           Selected Financial Data

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 1, 2008 to March 31, 2009 have been audited by Robison, Hill & Co. Certified Public Accountants.

Our financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The following table summarizes certain financial information and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  We have not declared a dividend since our inception on April 28, 2003. There have been fluctuations in revenue and net income (loss) since our last report due to ongoing exploration operations.  Please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein, the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the last two fiscal years ending March 31, 2009 and 2008:

	For the year ended	For the year ended
	March 31, 2009	March 31, 2008
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$28,560	$552,710
Loss per share	$0.00	$3.69

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

	Rate at Fiscal	Period
Period	Year End	Average	Period High	Period Low
April 1, 2008 - March 31, 2009	1.2495	1.1256	1.3063	0.9810
April 1, 2007 - March 31, 2008	1.0290	0.9708	1.1038	0.8621

	Rate at Fiscal	Period
Last Eight Fiscal Quarters	Quarter End	Average	Period High	Period Low
January 1, 2009 - March 31, 2009	1.2495	1.2430	1.3063	1.1756
October 1, 2008 - December 31, 2008	1.2228	1.2101	1.3013	1.0416
July 1, 2008 - September 30, 2008	1.0382	1.0343	1.0819	0.9924
April 1, 2008 - June 30, 2008	1.0111	1.0104	1.0325	0.9819
January 1, 2008 - March 31, 2008	0.9783	0.9477	1.1038	0.8420
October 1, 2007 - December 31, 2007	1.0194	1.0211	1.1038	0.9756
July 1, 2007 - September 30, 2007	1.0081	0.9558	1.0084	0.9199
April 1, 2007 - June 30, 2007	0.9443	0.9100	0.9557	0.8621

	Rate at Month	Period
Most Recent 6 Monthly Periods	End	Average	Period High	Period Low
August 2009	1.0865	1.1293	1.1723	1.0746
July 2009	1.0865	1.1293	1.1723	1.0746
June 2009	1.1560	1.1246	1.1637	1.0783
May 2009	1.0923	1.1541	1.2046	1.0891
April 2009	1.2105	1.2275	1.2713	1.1982
March 2009	1.2495	1.2642	1.3063	1.2189

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year ending March 31, 2009:

MONTH	HIGH	LOW

April 2008	1.0010	0.9683
May 2008	1.0180	0.9761
June 2008	1.0070	0.9685
July 2008	1.0024	0.9733
August 2008	0.9790	0.9320
September 2008	0.9709	0.9420
October 2008	0.9593	0.7680
November 2008	0.8722	0.7698
December 2008	0.8460	0.7687
January 2009	0.8500	0.7831
February 2009	0.8240	0.7854
March 2009	0.8202	0.7653

The noon rate of exchange on May 31, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.0062 (US$0.9938 = CDN$1.00).  Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.           Capitalization and Indebtedness

The following table summarizes our financial information as at March 31, 2009 and March 31, 2008:

Indebtedness	March 31, 2009	March 31, 2008
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured	$15,717	$12,531
Arms length third parties	$5,717	$8,526
Related parties	$10,000	$4,005
Total indebtedness	$15,717	$12,531
Share Capital	$1,077,726	$1,077,726
Additional Paid in Capital	$1,650,000	$1,650,000
Accumulated Deficit	$(2,736,918)	$(2,708,358)
Total capitalization	$9,192	$19,368

C.           Reason for the Offer and Use of Proceeds

Not applicable

D.           Risk Factors

Company risks:

1.  Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations.  Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.  Currently, we need a minimum of US$20,000 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We had US$2,456.10 and CDN$266.03 in cash as of March 31, 2009.  On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the company in the amount of US$10,000 to be used in conjunction with our existing funds for working capital.

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

3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.  We were incorporated on April 28, 2003, and although we have started our business operations, we have not realized any revenues since inception. We have four years of operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $2,736,918.  Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

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

6.  Because our directors have other outside business activities and will only be devoting 4 to18 hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration.  Because our directors and sole officer have other outside business activities and will only be devoting 4 to 18 hours of their time collectively per week to our operations, our operations may be sporadic and occur at times which are convenient to our directors.  As a result, exploration of our properties may be periodically interrupted or suspended.

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

10.  Because all of our assets and most of our directors and sole officer are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, most of our directors and officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officer predicated upon the securities laws of the United States or any state thereof.

11.  We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.  Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a “qualified electing fund” with respect to your shares (a “QEF election”), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to “mark-to-market” our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in any offering.

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

We were incorporated in the Province of British Columbia on April 28, 2003, but on March 27, 2009 the shareholders voted in favour of continuing the Company to the Province of Alberta.

We are engaged in the acquisition and exploration of mining properties. Our Registered Office and Records Office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2. Our U.S. office is located at 336 – 36th Street, Suite 334, Bellingham, WA, 98225, and is being provided by way of a sharing arrangement with our officer.  As our business operations grow, it may be necessary for us to seek appropriate individual office space. Management believes suitable office space will be available when it is needed.  Our telephone number is (775) 770-0872.

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

On May 9, 2004 we completed our first two private placements whereby we raised US$75,000 and Cdn$2,000.10 by the sale of 45,126 shares at a price of US$2.50, or Cdn$4.00, per share.  No warrants were included with this private placement.  On February 2, 2005, we effected a 3 for 1 forward stock split, which changed the number of shares from 45,126 to 135,394.  This effectively lowered the price paid for each share in this private placement to a cost of US$0.83, or Cdn$1.33 per share.

On February 26, 2006, we completed a private placement whereby we raised US$250,000 by the sale of 2,000 Units at a price of US$125 per Unit.  Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, (b) one Class A warrant (the “Class A Warrant”) being exercisable beginning twelve (12) months from the Closing for five years thereafter to purchase one Share at an exercise price of US$150 per Share, and (c) one Class B warrant (the “Class B Warrant”) being exercisable beginning twenty-four (24) months after the Closing for four years thereafter to purchase one Share at an exercise price of US$175 per Share.

On March 23, 2007, we issued 5,000 shares of common stock for $300,000 to settle a loan with a shareholder.  The shares were valued at $60 per share.

On March 30, 2007, we completed a private placement whereby we raised US$451,200 by the sale of 7,520 Units at a price of US$60 per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, (b) one half of one Class A warrant (the “Class A Warrant”), each full warrant being exercisable beginning twelve (12) months from the Closing for five years thereafter, to purchase one Share at an exercise price of US$75 per Share.

Over the past six months we have been working to raise additional money to fund our exploration programs in Nevada.  At present, no additional funding has been realized, but efforts are ongoing in this regard. There is no assurance that we will be able to raise additional money in the future.  If we need additional money and cannot raise it, we will have to suspend or cease operations.

On April 11, 2005, the Board voted to increase the number of seats from one director to three, and a resolution was adopted adding Mr. David Mallo and Mr. George Eliopulos to the Board of Directors.  Both Mr. Mallo and Mr. Eliopulos are senior geologists with 25 and 30 years experience respectively. They add significant knowledge and experience to the management team and are responsible for the technical operations of the Company.

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

On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby we pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

Advance Royalties:
1.	April 30, 2006	US$20,000
2.	April 30, 2007	US$10.000
3.	April 30, 2008	US$10,000
4.	April 30, 2009	US$50,000
5.	April 30, 2010	US$70,000
6.	April 30, 2011	US$150,000

Work Commitments:
1.	April 30, 2008	US$100,000
2.	April 30, 2009	US$250,000
3.	April 30, 2010	US$300,000
4.	April 30, 2011	US$400,000

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

Subject to HEI’s right to terminate the Agreement pursuant to Section 11 of the agreement, HEI shall make Expenditures (defined below) in the total amount of Two Million Seven Hundred Thousand Dollars ($2,700,000) in accordance with the following schedule:

Due Date	Expenditure Amount
On or before one year from the Effective Date		$150,000
On or before two years from the Effective Date	An additional $	300,000
On or before three years from the Effective Date	An additional $	500,000
On or before four years from the Effective Date	An additional $	750,000
On or before five years from the Effective Date	An additional $	1,000,000

As of March 31, 2009, expenditures in the amount of $342,515 had been paid.

HEI’s obligation to make One Hundred Fifty Thousand Dollars ($150,000) in Expenditures on or before one year from the Effective Date is a firm commitment, which shall not be affected by any termination of the Agreement.

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

HEI can terminate the agreement at any time after the first year’s obligation has been completed.

On June 26, 2008, the Bell Flat and Montgomery Pass projects were terminated and the properties relinquished to the owner.

On November 22, 2008 notice was given to Newmont Mining Corp. of our intention to terminate the agreement with Newmont regarding the Water Canyon Project.

On March 27, 2009 at the Annual and Special General Meeting of the shareholders of the Company, the following items were approved.

(1)	A special resolution authorizing the directors to implement a reverse stock split of our common stock on the basis of one post-consolidation share for each 100 pre-consolidation shares.

(2)
A special resolution approving an amendment to the Company’s Notice of Articles and Articles to increase the number of authorized common shares from 300,000,000 common shares without par value to an unlimited number of common shares without par value.

(3)	A special resolution approving the continuance of the Company from the Province of British Columbia to the Province of Alberta.

On May 12, 2009, the aforementioned reverse stock split was complete whereby one post-consolidation share was issued for each 100 pre-consolidation shares.  The result of this reverse stock split was that the issued and outstanding shares of the Company was reduced from 14,989,800 shares of common stock to 149,914 shares of common stock.

On August 25, 2009 consent was received from the British Columbia Registrar of Company’s to allow the continuance of the Company out of the Province of British Columbia, and into the Province of Alberta.  As of the date of this filing, this process has been completed.

Our exploration programs are designed to economically explore the properties that we have secured. We do not know if we will find mineralized material, and we do not claim to have any minerals or reserves whatsoever.

If we are unable to complete exploration because we do not have enough money, we will cease operations until we raise more money. If we cannot or do not raise more money, we will cease operations. If we cease operations, we don’t know what we will do and we don’t have any plans to do anything else.

We do not have a plan to take our company to revenue generation. That is because we have not located an ore body yet and it is impossible to project revenue generation from nothing.

If we explore a property and do not find mineralized material, we will allow the option to expire.

Properties

Bell Flat Property

On June 26, 2008, the Bell Flat project was terminated and the property relinquished to the owner.  We determined that continuing with this project was unwarranted due to a lack of encouraging results from our exploration efforts.

Montgomery Pass Panorama Property

On June 26, 2008, the Montgomery Pass Panorama project was terminated and the property relinquished to the owner.  This project also failed to produce encouraging results.

Water Canyon Property

On August 4, 2006, through our wholly owned subsidiary, Homeland Exploration, Inc., we signed a letter of intent with Newmont USA Limited, a subsidiary of Newmont Mining Corporation, to lease the Water Canyon Project. Located adjacent to Newmont’s Mule Canyon Mine, the Water Canyon property consists of approximately 2,560 acres (4 sq. miles) which sits immediately along strike of the Mule Canyon Complex.  Situated in north central Nevada, Water Canyon lies within the Battle Mountain-Eureka Trend and Northern Nevada Rift.  This area has seen prolific precious metal production since the early 1900’s, and large-scale precious metal production continues to this day.

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

From November 2007 to November 22, 2008, no additional exploration work was performed on the Water Canyon project.  All work commitments as of the November 22, 2008 date were completed and the Company’s agreement with Newmont was in good standing at that time.  However, due to insufficient exploration funds, we had to give notice to Newmont that we would be unable to meet the next year’s commitment and would therefore have to terminate the agreement.  Failure to give this notice would have put us in default.  Newmont expressed an interest in amending the agreement in a way that would allow us time to secure further exploration funding, but as of the date of this filing, we have heard nothing from Newmont regarding this amendment, and our attempts to contact the appropriate people at Newmont have been unsuccessful.

We are currently seeking new funding to allow us to continue with this project.  But as there are no guarantees that adequate funding will be secured to continue with the project, we must consider this project terminated.

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

Subcontractors

We intend to use the services of subcontractors for manual labor exploration work on any properties that we may acquire.  Mr. Johnstone will handle our administrative duties, and a project manager will be subcontracted for the oversight of any work programs. Mr. Mallo will be responsible for reviewing any progress reports provided to us from the project manager.  The subcontractors we hire will determine the number of persons it will employ for surveying, exploration, and excavating of the property. Further, we will hire geologists and engineers as independent contractors on an as needed basis.

Employees and Employment Agreements

At present, we have no employees, other than our management team which consists of our two directors, one of which is our sole officer.  Our management team work part-time for our company and do work for other companies as well.  They will devote about 10 to 40% of their time or four to 18 hours per week to our operation.  Our directors and sole officer do not have employment agreements with us.  We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future.  There are presently no personal benefits available to our directors and sole officer other than the following option plan. On April 8, 2005, we filed a Form S-8 registration with the SEC for an option plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to the company.

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

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance.  Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.  You should not place undue certainty on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are an exploration stage corporation that does not have any interests in any ore bodies, and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion.  This means that although we believe we have enough money to fund our operations for the next twelve months, there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a producing property, find mineralized material and delineate an ore body on one or both of our existing exploration properties, and begin removing and selling minerals.  As of March 31, 2009, we had US$2,456.10 and CDN$266.03 in cash. On April 28, 2008, our officer and director, Bruce Johnstone, made a loan to the company of US$10,000 which is to be used in conjunction with our existing funds for working capital.  We believe that the combined amount stated above is enough to fund our activities for the next twelve months.

Exploration Expenditures and Working Capital

We cannot be specific about the application of funds for exploration as we currently do not have any active projects and do not know what projects we might be able to secure. If we attempted to be too specific, every time an event occurred that would change our allocation, we would have to amend this annual filing. We believe that the process of amending the annual filing would take an inordinate amount of time and not be in your best interest in that we would have to spend money for legal fees which could then not be spent on exploration.

Our basic overhead cost is the cost related to operating our office.  It is comprised of expenses for mail, stationary and other office supplies, and legal and accounting fees related to filing reports with the SEC.  Office equipment, and minor office services are provided free of charge as an accommodation by our officer and director, Mr. Bruce Johnstone.

We have allocated a range of money for operations.  That is because we do not know how much will ultimately be needed for exploration.    When we are able to secure a project, and a detailed analysis of expenditures is made, we will be better able to budget for these expenditures.

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

We have discussed this matter with our officer and Board of Directors, however, with the exception of the US$10,000 loan from our officer, our directors and sole officer are unwilling to make any commitment to loan us any significant amounts of money at this time.   Over the past twelve months we have been working to raise additional money to fund our exploration programs in Nevada. At present, no additional funding has been realized, but efforts are ongoing in this regard. If we need additional cash and can’t raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

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

We do not intend to hire any employees at this time.  Any work that needs to be done on any properties that we may secure, will be conducted by unaffiliated independent contractors that we will hire.  The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation.  Our geologists will evaluate any information derived from any exploration and excavation and contracted engineers will advise us on the economic feasibility of removing any mineralized material if we find any.

Our plan of operation has been scaled back from that of last year. As encouraging results were not forthcoming from the drill programs at Bell Flat and Montgomery Pass, we have elected to terminate these two projects and return the properties back to the owner. At Water Canyon, the first part of the Phase l drill program was completed in November, 2007, with encouraging results.  But due to a lack of exploration funding, we have had to give notice to Newmont that we are unable to continue with the project.  We are still awaiting an answer from Newmont regarding our notice of termination.

As of March 31, 2009, we have determined an operations budget for the 2009-2010 fiscal year.  These figures have been estimated based on past experience, but the actual amounts that we spend may vary because costs may fluctuate depending on what we are able to secure for a project.  The budget is estimated as follows:

2008 – 2009 FISCAL YEAR ESTIMATED EXPLORATION BUDGET
	Item or Activity	Cost US$
1.	Salaries and Associated Costs for sub-contracted Professionals
	(Geologists, engineers etc.)	$5,000
2.	Communications and Office Supplies	$2,500
3.	Travel Expenses (Vehicle mileage, motel/hotels, air travel)	$4,000
4.	Audit and Legal Fees	$10,000
5.	SEC Filing Fees	$2,000
	Total Budget:	$23,500

Bell Flat Property

No work was performed over the last year on the Bell Flat property. Work previously completed on the Bell Flat property consisted of rock sampling, geological mapping and auger drilling.  In late September 2005, an auger drill program was undertaken, and an additional 18 claims were filed for the Bell Flat property.  This filing brought the land area on the Bell Flat property up to 400 acres in size.  The auger drill program took about 10 days to complete, and the samples collected from these grid drill holes were sent to ALS Chemex in Sparks, Nevada, for analysis.  The cost for the auger drilling was $10,396.  The cost of analysis was $5,092.  The analysis yielded broad anomalous gold values on the south end of the property and higher discrete values on the north end. This work program defined new areas of precious metal mineralization that correlate with the previous geophysical survey anomalies identified by Hemlo Gold in 1993, and supports the findings outlined in the re-analysis of the geophysical survey done earlier this year by Fritz Geophysics. The auger sampling anomalies, along with the surface rock chip samples previously collected from the property, define a discrete zone of alteration and mineralization that can be followed for over 1600 meters (1 mile). There are no plans for a follow up drill program as there were insufficient signs that further expenditures on this property were warranted. On June 26, 2008, this project was terminated and the property relinquished to the owner.  No reclamation work was required or performed on this property.

Montgomery Pass Panorama Property

In early September 2007, drilling resumed on the Montgomery Pass property in a zone called the QC Target, located in the north central part of the property.  Previous drilling by Primero in 1997 intersected a vein or veins from surface to 115 feet in their Hole 97-4.  The entire interval averaged about 1.48 g/t gold and 15 g/t silver.  Our 2007 drill program was intended to offset Primero’s hole 97-4 immediately adjacent updip, east and west.  Our holes were 50 to 75 feet offsets from west to east except hole 07-02 which was positioned near Primero’s hole 97-4 and drilled at a -50 degree angle compared to Primero’s -70 degree angle.  Hole 0701 was drilled vertically to 350 feet and intersected 115 feet of anomalous to ore grade material from 0 to 115 feet.  The hole was drilled vertically to determine the dip of the contact and to drill obliquely to the veins.  Hole 0701 may have intersected 4 separate veins from a few feet to over 10 feet thick.  Intervals between the mineralized zones carried only meager gold values.  Hole 0702 was located 50 feet east of Primero hole 97-04 and angled at -50 degrees at a bearing of due north to a depth of 270 feet.  This hole had a single intercept at or near the contact of the carbonate/volcanic fault.  No obvious veining was observed elsewhere in the hole.  The intercept of 3.2 g/t over 5 feet was highest value encountered in the drilling to date.  Hole 0703 was drilled approximately 100 feet to the east from hole 0702 and angled at -60 degrees at a bearing of due north to a depth of 220 feet.  The best five foot interval of 0.163 g/t Au, occurred at the top of the hole.  The hole was positioned on top of an adit dump.  Although significant vein material was intersected within the hole adjacent to the contact, gold values did not reach ore grades.  Hole 0704 was drilled another 100 feet east of hole 0703 and angled at -70 degrees at a bearing of 020 degrees to a depth of 250 feet.  The entire hole was anomalous in gold with the first 70 feet averaging the best grades.  No ore grades were encountered in the hole.

No exploration work was performed on this property since the completion of the September 2007 drill program.  The results from drilling were insufficient to warrant further exploration on this property.  In May of 2008, reclamation work was performed on the property as per the requirements of the National Forest Service.  In August, 2008, the reclamation work was inspected by the National Forest Service and approved on a conditional basis.  This means that the re-growth to date was acceptable for the elapsed time frame, and a partial refund of the reclamation bond was returned.  On September 19, 2008 we received a cheque for US$750, and on January 10, 2009 we received a cheque for US$2400, both of which were partial refunds of the US$5,750 bond originally paid. This leaves a refund balance still owed to us of US$2,600.  Further refunds will continue as future inspections of the reclamation work are performed.

On June 26, 2008, this project was terminated and the property relinquished to the owner, however the Company is still responsible for the completion and final acceptance of the property reclamation by the National Forest Service.  This should be complete sometime in the upcoming year.

Water Canyon Property

On February 1, 2007, the definitive agreement with Newmont Mining Corporation and Homeland Precious Metals Corp.’s wholly owned subsidiary, Homeland Exploration, Inc. (HEI) became effective.  The property consists of about 2600 acres (approximately 4 square miles) of fee lands and unpatented mining claims situated approximately 1.5 miles north of Newmont’s Mule Canyon Gold Mine. This agreement requires us to spend a minimum of $150,000 on the property by the anniversary date of the first year.

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

During late August and early September 2007, our geologists worked with the geophysicists to detail and outline a reverse circulation drill program for Water Canyon.  From this, an eight-hole, 1623 meter Phase l reverse circulation drill program was planned.  In October 2007, a drilling company was contracted for the drill program, and eight holes were drilled in two of the six IP Chargeability highs on the property. The highlight of our initial drilling evaluation at Water Canyon was hole 07-03, located approximately two miles north of the North Pit within Newmont Mining Corporation’s Mule Canyon Mine complex.  Within hole 07-03, a highly anomalous 20-metre interval graded 0.933 g/t gold from 73 to 93 meters.  This same interval contains a 7.6 meter section between 80.0 and 88.4 meters which returned an average grade of 1.78 g/t gold and included a 3-meter section grading 2.67 g/t.  Further, hole 07-03 hosts elevated gold values down-hole to 198 meters ranging to 0.470 g/t over 1.5 meters from 193.5 to 195 meters; 0.380 g/t over 1.5 m from 141.7 to 143.2 meters; and 0.382 g/t over 1.5 m from 175.2 to 176.7 meters.  Another of our drill holes, 07-06, located approximately 2 miles further north from drill hole 07-03, bottomed in anomalous gold mineralization (0.398 g/t gold over a 1.5 meter interval) within clay altered tuffaceous volcaniclastics.  Difficult ground conditions forced the early termination of hole 07-06 within the gold mineralization.

From November 2007 to November 22, 2008, no additional exploration work was performed on the Water Canyon project.  All work commitments as of the November 22, 2008 date were completed and our agreement with Newmont was in good standing at that time.  However, due to insufficient exploration funds, we had to give notice to Newmont that we would be unable to meet the next year’s commitment, and would therefore have to terminate the agreement.  Failure to give this notice would have put us in default.  Newmont expressed an interest in amending the agreement in a way that would allow us time to secure further exploration funding, but as of the date of this filing we have heard nothing from Newmont regarding this amendment despite our attempts to contact the appropriate people at Newmont.

We are currently seeking new funding to allow us to continue with this project.  But as there are no guarantees that adequate funding will be secured to continue with the project, we must consider this project terminated.

Operating History

We now have four years of operations upon which to base an evaluation of our performance.  We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent to that of a resource exploration business enterprise, including limited capital resources, possible delays in the exploration of properties we may secure, and possible cost overruns due to price and cost increases in services.

We will not have to retain experts to assist us in locating appropriate projects, as we have a veteran geologist on our Board of Directors that can oversee this aspect of our business enterprise. In order to assist in deciding if we should invest in a particular project, we will first obtain at least the following:

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

Results of Operations

From Inception on April 28, 2003

Since inception, we obtained a small shareholder loan and have used our common stock to raise money for our start up expenses and initiate operations. Cash provided by financing activities from inception on April 28, 2003 to March 31, 2008 is $877,726 of which $701,200 was raised through four private placements. On March 15, 2005 we obtained a loan of $100,000 from a minority shareholder, and on March 23, 2007, this loan was expunged by issuing 5,000 shares of common stock to the lender as per the terms of the loan.

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

In July of 2006 the planned work program for Montgomery Pass was initiated, but because of poor performance from the drill contractor and weather related obstacles, only half of the planned holes were actually drilled.  The holes drill were on the Hound Dog target which is located on the northeastern portion of the property and encompasses an altered flow dome or flow unit approximately 4500 feet long and 50 to 650 feet wide.  Previous drilling by others encountered ore grade mineralization. Our drill program was designed to offset the previous best hole (97-08) on the east and above the high grade intercept. We drilled four holes with a combined total of 1220 feet.  Mineralized vein continuity was not upheld with the best assay being 0.42 g/t gold over 5 feet.

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

On March 29, 2006, we completed a private placement with a single person whereby we raised US$250,000 by the sale of 2,000 Units at a price of US$125per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, (b) one Class A warrant (the “Class A Warrant”), exercisable beginning twelve (12) months from the Closing (as defined below) for five years thereafter, to purchase one Share at an exercise price of US$150 per Share, and (c) one Class B warrant (the “Class B Warrant”; and together with the Class A Warrant, the “Warrants”), exercisable beginning twenty-four (24) months from the Closing (as defined below) for four years thereafter, to purchase one Share at an exercise price of US$175 per Share.

On March 15, 2005, the Company entered into an agreement for a loan with a shareholder in the amount of $100,000. On March 23, 2007, the Company settled this loan by issuing 5,000 restricted common shares.

On March 30, 2007, we completed a private placement whereby we raised US$451,200 by the sale of 7,520 Units at a price of US$60 per Unit. Each Unit consists of (a) one share of common stock (the “Shares”) of the Company, a British Columbia corporation, (b) one half of one Class A warrant (the “Class A Warrant”), each full warrant being exercisable beginning twelve (12) months from the Closing for five years thereafter, to purchase one Share at an exercise price of US$75 per Share.

On February 1, 2007, Homeland Exploration, Inc. (HEI), a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada.  The agreement is a five-year lease of the Water Canyon Property.  HEI can terminate the agreement at any time after the first year’s obligation has been completed.

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

No exploration work was done in the 2008-2009 fiscal year due to lack of funding.

In May of 2008, reclamation work was performed on the property as per the requirements of the National Forest Service.

On June 26, 2008, the Montgomery Pass Panorama project was terminated and the property relinquished to the owner, however the Company is still responsible for the completion and final acceptance of the property reclamation by the National Forest Service.

On June 26, 2008, the Bell Flat project was terminated and the property relinquished to the owner.  No reclamation work was required or performed on this property.

In August, 2008, the reclamation work was inspected by the National Forest Service and approved on a conditional basis.  This means that the re-growth to date was acceptable for the elapsed time frame, and a partial refund of the reclamation bond was returned. On September 19, 2008 we received a cheque for US$750, and on January 10, 2009 we received a cheque for US$2400, both of which were partial refunds of the US$5,750 bond originally paid. This leaves a refund balance still owed to us of US$2,600.  Further refunds will continue as future inspections of the reclamation work are performed.

On November 22, written notice was given to Newmont Mining Corporation that we would be unable to meet our future work commitments on the Water Canyon project, and that we would therefore have to terminate the agreement.  A verbal response from Newmont was that they would like to consider an amendment to our agreement so as to allow us the time to raise additional exploration funding for the project, but as of the date of this filing we have heard nothing further from Newmont.  We must therefore consider this project terminated as per our notice of November 22, 2008.

On March 27, 2009 at the Annual and Special General Meeting of the shareholders of the Company, the following items were approved.

(1)	A special resolution authorizing the directors to implement a reverse stock split of our common stock on the basis of one post-consolidation share for each 100 pre-consolidation shares.

(2)
A special resolution approving an amendment to the Company’s Notice of Articles and Articles to increase the number of authorized common shares from 300,000,000 common shares without par value to an unlimited number of common shares without par value.

(3)	A special resolution approving the continuance of the Company from the Province of British Columbia to the Province of Alberta.

On May 12, 2009, the aforementioned reverse stock split was complete whereby one post-consolidation share was issued for each 100 pre-consolidation shares.  The result of this reverse stock split was that the issued and outstanding shares of the Company were reduced from 14,989,800 shares of common stock to 149,914 shares of common stock.

On August 25, 2009 consent was received from the British Columbia Registrar of Company’s to allow the continuance of the Company out of the Province of British Columbia.

Liquidity and Capital Resources

As of the date of this annual filing, we have yet to generate any revenues from our business operations.

We issued 135,394 (including rounding shares of 16)  shares of common stock in 2003 in consideration of US$75,000 and CDN$2,000.  The foregoing 135,394 shares reflects a 3 for 1 stock split which occurred on February 3, 2005, and then a 100 for 1 reverse stock split which occurred on May 12, 2009.

On March 29, 2006, we issued an additional 2,000 shares as part of a private placement which raised $250,000 for our company.

On March 23, 2007, we issued an additional 5,000 shares to settle a US$100,000 loan from a shareholder that was taken out on March 15, 2005.

On March 30, 2007, we issued an additional 7,520 shares as part of a private placement which raised $451,200 for our company.

In the fiscal periods ending March 31, 2009 and March 31, 2008, we used cash for operational activities in the amounts of US$36,540 and US$531,586 respectively.

As of March 31, 2009, our total assets were US$2,456.10 and CDN$266.03 in cash and $1,256 in prepaid expenses and our total liabilities were $15,717 which consisted of accounts payable, a shareholder loan and funds set aside for the estimated remediation of our exploration properties.  Our assets are comprised of the funds raised from the aforementioned financing activities.

On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the Company in the amount of US$10,000 for working capital.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Bruce Johnstone	53	President, Chief Executive Officer, Secretary, Treasurer,
		Principal Financial Officer and Director
David Mallo	49	Director

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

Bruce E. Johnston - President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer  and Director

Since April 28, 2003, Mr. Johnstone, has served as our president, chief executive officer, secretary, treasurer, chief financial officer, and a member of the board of directors.  From October 2002 to July 2003, Mr. Johnstone was president and secretary of Patriot Gold Corp., a gold exploration company located in West Vancouver, British Columbia, where he was instrumental in the reorganization of this company from its old business of ostrich farming to that of a resource exploration company.  He was also responsible for finding the new management for this company and for securing its first property and private placement financing.  Since July 2003, Mr. Johnstone has been the President of Delbrook Systems, Inc., a private consulting company.  Through this company, Mr. Johnstone and his associates advise companies with regard to strategic corporate planning and joint venture collaborations.

David Mallo, B.Sc (Spec.) – Director

Mr. Mallo was also elected to the board on April 11, 2005, and is a geologist with 24 years of experience in precious and base metal exploration and project management.  Having graduated with a degree in geology in 1981, Mr. Mallo spent his first 7 years working for the Canadian subsidiary of Gold Fields Mining Corp.  He worked initially as Project Geologist, then Senior Geologist and finally as Manager, New Projects.

Mr. Mallo then joined the Pezim Group of Companies, working ultimately at Prime Resources.  While with Prime, and on behalf of Calpine Resources, he managed the exploration programs at the Eskay Creek deposit in northern B.C. during the discovery, delineation and early stage feasibility programs of this world-class gold-silver deposit. During this period, Mr. Mallo also managed similar exploration programs for a multitude of other companies throughout the Eskay region, as well as many other areas of North America.  Following the Eskay Creek programs, Mr. Mallo assumed the position of Executive Vice-President of Exploration for Adrian Resources Ltd.  While working for Adrian, he was responsible for all aspects of the planning, direction and implementation of exploration programs throughout the Petaquilla District of north central Panama.  During this time, Adrian Resources discovered immense copper and gold resources within a series of large mineralized porphyry and epithermal deposits.

In addition, Mr. Mallo managed the exploration programs for Madison Enterprises Corp., in Papua New Guinea at the world-renowned Mt. Kare gold project, and more recently in the Battle Mountain District of northern Nevada.

Mr. Mallo presently consults to a number of junior resource companies including Madison, Lund Ventures and Adrian Resources and is a current director of Lund Ventures Inc. and Global Tech Inc.

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

Gerry Humphries, M.B.A., C.A., F.C.M.C – Business Advisor

Mr. Humphries has over 25 years of consulting experience with two major international consulting firms, and 5 years running his own firm.  He is a strategic business leader with a sound record of creative and profitable approaches in serving corporate and entrepreneurial clients in both the private and public sectors, and has extensive experience in all areas of management consulting, including technology, human resources, financial management and strategy.

Mr. Humphries began his career with Peat Marwick Mitchell & Co. in 1974, and during his time with this company he became a Chartered Accountant and a Certified Management Consultant while working in both Vancouver and Sydney, Australia.

In 1993, Mr. Humphries joined with Ernst & Young Management Consultants where, as a Partner, he worked with others on strategy, organizational assessment, management evaluation and executive mentoring assignments.  With a team of five, he provided services for clients in the public, private, corporate, entrepreneurial and not-for-profit sectors and in five years was successful in tripling the practice revenue for his consulting unit.

The millennium change saw Mr. Humphries working with another group within the Ernst & Young umbrella where he became the Vice-President and B.C. Leader of Cap Gemini Ernst & Young (CGEY).  Here he was involved with numerous projects.  He led a consulting group of 50 in technology strategy, design, acquisition and implementation; he managed all marketing, staff recruiting/development, administration, office leasing and strategic alliance with Ernst & Young; he was a member of the National Staff Performance Management Committee that oversaw performance management process and decisions for a national staff of 600; he identified, developed and managed accounts in the Public, Manufacturing and Transportation sectors which included the B.C. Liquor Distribution Branch, ICBC, BC Ferries, Ballard Power, Teekay Shipping, Port of Vancouver and TSI Terminal Systems; he liaised with, and recruited, global CGEY colleagues from Europe, Australia, United States and Asia for international consulting projects; and he delivered projects in IT integration and development, systems assessment, change management, strategy and senior management advisory services to clients in both the public and private sector.

Currently Mr. Humphries manages his own consulting practice within Western Management Consultants where he provides a diverse set of consulting and management skills to companies and individuals in the public, private, corporate, entrepreneurial and not-for-profit sectors.  He has served on the Board of the Canadian Association of Management Consultants for 6 years, including 2 as Chair, and as a Trustee with the International Council of Management Consulting Institutes for 4 years.

B.           Compensation

Compensation of Directors

The members of our board of directors are compensated for their services as directors by the issuance of option from our registered Option Plan. There are no contractual arrangements with any member of the board of directors. We have no director’s service contracts.

Compensation of Executive Officers

The following table sets forth the compensation paid by us for the last three years through March 31, 2009, for each of our officers.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
						Incentive	Compensa-	Other
				Stock	Option	Plan	tion	Compen-
Names and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Positions	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bruce Johnstone,	2009	0	0	0	0	0	0	0	0
President, CEO, CFO &	2008	0	0	0	0	0	0	0	0
Director	2007	0	0	0	0	0	0	0	0

We do not anticipate paying any salaries in 2009.

Options & SARs Granted to Named Executive Officers

The following table outlines the Options/SAR values that have been granted to our executive officer and directors through the fiscal year end of March 31, 2009.

AGGREGATE OPTION/SAR EXERCISES
AND FISCAL YEAR END OPTIONS/SAR VALUES
			Number Of
			Unexercised
			Securities	Value Of
			Underlying	Unexercised
			Options/SARs	In-The-Money
			At FY-End	Option/SARs
	Shares		(#)	At FY-End ($)
	Acquired On	Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexercisable	Unexercisable
Name	(#)	($)	(1)	(2)
Bruce Johnstone	--	--	2,000	$34.00
David Mallo	--	--	1,000	$17.00
George Eliopulos	--	--	1,000	$17.00

(1)           4,000 options were exercisable at the fiscal year end of March 31, 2009.
(2)	Based on the closing price for our common stock on March 31, 2009 of $0.017 per share.

Equity Compensation Plans

The Company currently has one equity compensation plan.  The Incentive Stock Option Plan provides for the issuance of stock options for services rendered to the Company.  The board of directors is vested with the power to determine the terms and conditions of the options.  The Plan included 50,000 shares.  As of March 31, 2009, 16,700 options to purchase shares have been granted leaving 33,300 shares available for issuance under the Plan.

Number of securities
	Number of securities to be	Weighted-average	remaining available for future
	issued upon exercise of	exercise price of	issuance under equity
	outstanding options, warrants	outstanding options,	compensation plans (excluding
	and rights	warrants and rights	securities reflected in column
Plan category	(a)	(b)	(a) (c)
Equity compensation	16,700	$13.95	33,300
plan approved by
security holders

Stock Option Plans and Long-Term Incentive Plan Awards

On April 8, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to our company.  As of March 31, 2009, 16,700 options have been issued to management and consultants.  We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

The following table sets forth the compensation paid to each of our directors in 2009.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid to our named directors.

Director Compensation
	Fees
	Earned				Nonqualified
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Bruce Johnstone	0.00	0.00	0.00	0.00	0.00	0.00	0.00
David Mallo	0.00	0.00	0.00	0.00	0.00	0.00	0.00
George Eliopulos*	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*resigned February 9, 2009

We have no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the un-issued treasury shares reserved for the grant of directors’ stock options.  There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors, from our inception on April 28, 2003 through our fiscal year ended March 31, 2009.

No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

C.           Board Practices

None

D.           Employees

At present, we have no employees, other than our directors and sole officer.  Our directors and sole officer are part-time management and will devote 10% to 40% of their time or 4 to 18 hours per week to our operation.  Our directors and sole officer do not have any employment agreements with us.  We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future.  There are presently no personal benefits available to our directors and sole officer, but our directors and sole officer are eligible for compensation via our registered Incentive Stock Option Plan.

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

			Percent of
Name of owner	Number of Shares	Position	Class
Bruce E. Johnstone	39,930	President, CEO, Secretary,	26.64%
336 – 36th Street		Treasurer, CFO & Director
Suite 334
Bellingham, Washington
U.S.A. 98225

David Mallo	1,000	Director	Less than 1%
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

George Eliopulos*	1,000	Director	Less than 1%
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

All officers and directors as a	41,930		27.97%
group (3 people)

*resigned February 9, 2009

We have issued 16,700 options to purchase shares of our common stock since the implementation of our 2005 Equity Compensation Plan.

The shares were not issued to our directors and sole officer as part of a compensation plan.

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

ITEM 8.                      FINANCIAL INFORMATION

A.           Statements and Other Information

See Item 17.

B.           Significant Changes

Not applicable

ITEM 9.                      THE OFFER AND LISTING

A.           Offer and Listing Details

We are required to file an annual report on Form 20-F with the Securities and Exchange Commission and Form 6-K. Form 6-K is required to be filed when the laws of Alberta require us to disclose information. The Form 6-K must be filed promptly after information is made public by us. As a foreign private issuer, we will not be subject to the reporting obligations of section 13, except as set forth above; the proxy rules of section 14 of the Securities Exchange Act of 1934; or, the insider reporting or short-swing profit rules of section 16 of the Exchange Act.

On October 14, 2004, our securities began trading on the over-the-counter on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol “HPMEF.” On June 8, 2009, the trading symbol was changed to “HPMFF” as a result of a 100 for 1 reverse split that occurred on May 12, 2009.  As trading is thin and sporadic, a shareholder may therefore be unable to resell the securities referred to herein should he or she desire to do so.  Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. On March 21, 2005, the bid price was $0.05 and a last trade price was $0.02. The following sets forth a summary of trading prices from October 14, 2004 through August 30, 2009.

The shares were split 3:1 effective February 3, 2005, and then were reverse split 100:1 on May 12, 2009.  The following figures are adjusted for these splits.

Quarter ended
		High Bid	Low Bid
2009
	March 31	$2.00	$1.80
	June 30	No orders	No orders
2008
	March 31	$10.00	$9.00
	June 30	$4.00	$3.00
	September 30	$2.00	$1.40
	December 31	$2.00	$1.40
2007
	March 31	$26.00	$21.00
	June 30	$11.00	$10.00

We have issued 16,700 options and 7,760 warrants convertible into common equity.

Section 15(g) of the Exchange Act

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser’s written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as  id and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

B.           Plan of Distribution

Not applicable

C.           Markets

Our shares are not traded on any exchanges.  Our shares are quoted on the Bulletin Board operated by the Federal Industry Regulatory Authority under the symbol “HPMEF.”

D.           Holders

As of September 21, 2009, we had 44 holders of record of our common shares.

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

All shares of common stock, now outstanding, are fully paid for and non-assessable and all shares of common stock will be fully paid for and non-assessable. We refer you to our articles of incorporation, bylaws and the applicable statutes of the laws of Alberta for a more complete description of the rights and liabilities of holders of our securities.

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

Anti-takeover provisions

There are no Alberta anti-takeover provisions that may have the effect of delaying or preventing a change in control.

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

U.S. Eligibility for Future Sales

We have 149,914 shares of common stock outstanding. Only 135,394 of our common shares are registered for resale on a Form F-1 registration statement and will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates.

Common shares issued by us in the future may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, including the exemptions described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least six months, is entitled to sell in the United States within any three-month period commencing 90 days after the date of our prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately 1,499 shares immediately after this offering, or

*
the average weekly trading volume of our common shares in the public market during the four calendar weeks immediately before the sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one years, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

Rule 701

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

We have no bylaws. Under Alberta law they are called Articles of Incorporation.

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

e.           There is no number of shares which must be owned for director’s qualification.

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

E.           Taxation

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a “Holder”) of one or more shares of our common stock, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 2/28/2005. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of our voting stock paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of our common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if our common shares are a capital asset in U.S. Taxpayer’s hands.

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

This summary is based upon the “provisions” of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of our registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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

We are not required to file reports and other information with any securities commissions in Alberta.

As a foreign private issuer, we are exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Homeland Precious Metals Corp., 336 – 36th Street, Suite 334, Bellingham, WA  98225.  Our telephone number is (775) 770-0872.

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

D.           American Depository Shares

No Disclosure Necessary

PART II
ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation (the “Evaluation”), under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our CEO and CFO concluded that our Disclosure Controls were effective as of the end of the period covered by this report.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CEO and CFO Certifications

Appearing immediately following the Signatures section of this report there are Certifications of the CEO and the CFO. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certifications). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of March 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C.           PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2009	$7,500	Robison, Hill & Co., Certified Public Accountants
2008	$12,000	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2009	$0	Robison, Hill & Co., Certified Public Accountants
2008	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2009	$0	Robison, Hill & Co., Certified Public Accountants
2008	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2009	$0	Robison, Hill & Co., Certified Public Accountants
2008	$0	Robison, Hill & Co., Certified Public Accountants

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

Our financial statements for our fiscal years ending March 31, 2009 and March 31, 2008, immediately follow:

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' REPORT

(Expressed in US Dollars)

MARCH 31, 2009 AND 2008

F - i

Page

Report of Independent Registered Public Accountants	F-1

Consolidated Balance Sheets
March 31, 2009 and 2008	F-3

Consolidated Statements of Operations for the years ended
March 31, 2009 and 2008 and the Cumulative Period from
April 28, 2003 (inception) to March 31, 2009	F-4

Consolidated Statements of Cash Flows for the years ended
March 31, 2009 and 2008 and the Cumulative Period from
April 28, 2003 (Inception) to March 31, 2009	F-5

Consolidated Statements of Stockholders’ Equity
Since April 28, 2003 (Inception) to March 31, 2009	F-6

Notes to Financial Statements	F-8

F - ii

ROBISON, HILL & CO.	Certified Public Accountants
A PROFESSIONAL CORPORATION
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA
STEPHEN M. HALLEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Homeland Precious Metals Corp.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Homeland Precious Metals Corp. (An Exploration Stage Company) as of March 31, 2009, and 2008, and the related consolidated statements of operations, and cash flows for the two years ended March 31, 2009, and 2008, and the cumulative since April 28, 2003 (inception) to March 31, 2009, and the consolidated statement of stockholder’s equity since April 28, 2003 (inception) to March 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration Stage Company) as of March 31, 2009, and 2008 and the results of its operations and its cash flows for the two years ended March 31, 2009, and 2008 and the cumulative since April 28, 2003 (inception) to March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses of approximately $2,737,000, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ Robison, Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
September 21, 2009

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2009	March 31, 2008

ASSETS

Current
Cash and cash equivalents	$2,669	$26,059
Prepaid expenses	1,256	90
Total current assets	3,925	26,149

Restricted cash	2,600	5,750

Total assets	$6,525	$31,899

LIABILITIES

Current
Accounts payable and accrued liabilities	3,606	6,781
Shareholder loan (note 8)	10,000	-
Total current liabilities	$13,606	$6,781

Estimated environmental remediation (note 6)	2,111	5,750

Total liabilities	$15,717	$12,531

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital stock (note 9)
Preferred stock, no par value
Authorized 20,000,000 shares,
No shares issued at March 31, 2009 or 2008	-	-
Common stock, no par value
Authorized 300,000,000 shares,
Issued and outstanding: 149,914 shares
(March 31, 2008 – 149,914 shares)	1,077,726	1,077,726

Additional paid-in capital	1,650,000	1,650,000
Deficit accumulated during exploration stage	(2,736,918)	(2,708,358)

Total stockholders’ equity (deficiency)	(9,192)	19,368

Total liabilities and stockholders’ equity (deficiency)	$6,525	$31,899

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

	Year Ended March 31, 2009	Year Ended March 31, 2008	Cumulative since April 28, 2003 Inception of Exploration Stage
Revenue	$-	$-	$-

Expenses
Accounting	17,020	17,561	55,929
Advertising	2,183	72,462	94,562
Directors compensation	-	-	5,000
Consultants’ compensation (note 11)	-	16,000	1,200,000
Geologists compensation	-	-	445,000
Exploration costs	1,879	406,998	601,743
Environmental remediation	-	-	5,750
General and administrative	3,440	31,080	50,603
Legal fees	4,081	3,974	59,967
Travel	-	5,679	15,888

Loss from operations	(28,603)	(553,754)	(2,534,442)

Other income (expense)
Interest (net)	-	-	(204,125)
Currency exchange (net)	43	1,044	1,649

Loss for the period	$(28,560)	$(552,710)	$(2,736,918)

Loss per share, basic and diluted	$(0.19)	$(3.69)

Weighted average number of shares outstanding, basic and fully diluted	149,914	149,914

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year Ended March 31, 2009	Year Ended, March 31, 2008	Cumulative since April 28, 2003 Inception of Exploration Stage
Cash flows from operating activities
Loss for the period	$(28,560)	$(552,710)	$(2,736,918)
Items not involving cash:
Stock-based compensation	-	16,000	1,650,000
Interest paid by issuance of stock	-	-	200,000

Changes in non-cash working capital items:
Prepaid expenses and deposits	(1,166)	20,066	(1,256)
Accounts payable and accrued liabilities	(3,175)	(14,942)	3,606
Environmental liability	(3,639)	-	2,111

Net cash used in operating activities	(36,540)	(531,586)	(882,457)

Cash flows from investing activities
Restricted cash	3,150	-	(2,600)

Net cash provided by (used in) investing activities	3,150	-	(2,600)

Cash flows from financing activities
Stock issuance for cash	-	-	777,726
Proceeds from shareholder loan	10,000	-	112,411
Payment on shareholder loan	-	-	(2,411)

Net cash provided by financing activities	10,000	-	887,726

Increase (decrease) In cash and cash equivalents	(23,390)	(531,586)	2,669
Cash and cash equivalents, beginning of period	26,059	557,645	-

Cash and cash equivalents, end of period	$2,669	$26,059	$2,669

Supplemental disclosure of cash flow information:
- Cash paid for interest, net of interest capitalized	$4,005	$-	$4,005
- Cash paid for income taxes	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
- Debt settled through the issuance of shares	$-	$-	$100,000

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficiency)
(Expressed in US dollars)

	Number of Shares	Capital Stock / Subscriptions Received	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total
April 28, 2003, shares issued to
President (inception)	100	$-	$-	$-	$-
Shares issued for cash	4,512,500	76,526	-	-	76,526
Loss for the period	-	-	-	(16,579)	(16,579)
Total comprehensive loss	-	-	-	(16,579)
Balance at March 31, 2004	4,512,600	76,526	-	(16,579)	59,947

Retroactive adjustment for					-
3 for 1 stock split	9,025,200	-	-	-	-
1 for 100 reverse split	(13,402,406)	-	-	-	-
Restated balance at March 31, 2004	135,394	76,526	-	(16,579)	59,947
					-
Loss for the year	-	-	-	(24,382)	(24,382)
Total comprehensive loss	-	-	-	(24,382)	-
Balance at March 31, 2005	135,394	76,526	-	(40,961)	35,565
					-
Shares issued for cash	2,000	250,000	-	-	250,000
Stock-based compensation	-	-	1,212,000	-	1,212,000
Net loss	-	-	-	(1,344,858)	(1,344,858)
Total comprehensive loss	-	-	-	(1,344,858)	-
Balance at March 31, 2006	137,394	326,526	1,212,000	(1,385,819)	152,707

Loan converted	5,000	300,000	-	-	300,000
Shares issued for cash	7,520	451,200	-	-	451,200
Stock-based compensation	-	-	422,000	-	422,000
Loss for the year	-	-	-	(769,829)	(769,829)
Total comprehensive loss	-	-	-	(769,829)	-
Balance at March 31, 2007	149,914	$1,077,726	$1,634,000	$(2,155,648)	$556,078

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficiency)
(Expressed in US dollars)

	Number of Shares	Capital Stock / Subscriptions Received	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total

Balance at March 31, 2007	149,914	$1,077,726	$1,634,000	$(2,155,648)	$556,078

Stock-based compensation	-	-	16,000	-	16,000
Loss for the year	-	-	-	(552,710)	(552,710)
Total comprehensive loss	-	-	-	(552,710)	-
Balance at March 31, 2008	149,914	$1,077,726	$1,650,000	$(2,708,358)	$19,368

Loss for the year	-	-	-	(28,560)	(28,560)
Total comprehensive loss	-	-	-	(28,560)	-
Balance at March 31, 2009	149,914	$1,077,726	$1,650,000	$(2,736,918)	$(9,192)

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

1.	ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business

Homeland Precious Metals Corp. (“Homeland” or the “Company”) is engaged in the acquisition and exploration of natural resource properties. The Company commenced operations on April 28, 2003, and on April 20, 2005 it entered into an agreement with Desert Pacific Explorations, Inc., a Nevada exploration company, which gave the Company the sole exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. In May of 2005, preliminary exploration on these properties began. Effective March 31, 2009, the Company decided to relinquish its rights on the two properties due to unsatisfactory exploration results.

On February 1, 2007, the Company's wholly owned subsidiary, Homeland Exploration, Inc. (“HEI”) signed an agreement with Newmont Mining Corporation (“Newmont”) for the Water Canyon property. This five-year agreement gave the Company the sole and exclusive right to earn a 100% interest in the property, with a back in right for Newmont to buy into the project. During the year ended March 31, 2009, the Company was not able to raise additional funds to carry on the exploration work on the Water Canyon property. Accordingly, the Company gave notice to Newmont Mining Corp. and terminated the agreement.

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada on April 28, 2003.  On March 27, 2009 the shareholders voted in favor of continuing the Company to the Province of Alberta.  These financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and include the accounts of Homeland and its wholly owned subsidiary, HEI.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern”. The Company has incurred net losses of approximately $2,737,000 for the period from April 28, 2003 (inception of exploration) to March 31, 2009 and has no source of revenues. The Company had cash and cash equivalents in the amount of $2,669 as of March 31, 2009, which it believes will not be sufficient to continue current exploration activities for the next 12 months, and will require additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

1.      ORGANIZATION AND BASIS OF PRESENTATION (continued)

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

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company had cash and cash equivalents in the amount of $2,669 and $26,059 as of March 31, 2009 and 2008, respectively, which are fully covered by federal depository insurance.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

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

Loss per Share

Basic loss per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants are exercised, if dilutive, (shares issuable upon exercise of 16,700 options ad 2,000 warrants as of March 31, 2009 and 2008 were antidilutive) and the assumed proceeds are used to purchase the Company’s common shares at the average market price during the year.

Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of SFAS No. 123(R), "Accounting for Stock-Based Compensation". The Company has a stock option plan that is described more fully in note 11.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency). Comprehensive income is comprised of net income (loss) and all changes to capital deficit except those resulting from investments by owners and distribution to owners.

Principles of Consolidation

The consolidated financial statements include the accounts of Homeland Precious Metals Corp. and its wholly owned subsidiary, HEI.  All significant intercompany accounts and transactions have been eliminated.

Accounting Pronouncements

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
(Expressed in US dollars)
March 31, 2009

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In May 2008, the FASB issued Statement No. 162 — “The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently assessing the effect, if any, the adoption of SFAS No. 162 will have on its financial statements and related disclosures.

SFAS No. 165, "Subsequent Events" ("SFAS 165"), establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  SFAS 165 establishes (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009.  The Company is currently assessing the potential effect that the adoption of SFAS 165 will have on its consolidated financial statements.

On June 15, 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-4 (“EITF 08-4”). EITF 08-4 addressed conforming changes made to EITF Issue 98-5 which resulted from the implementation of EITF Issue 00-27 and SFAS No. 150. EITF Issue 98-5 addresses the accounting for beneficial conversion features. Previously, beneficial conversion features were amortized to the securities earliest conversion date. Under EITF 08-4, beneficial conversion features are amortized to the stated redemption date, if one exists, rather than the earliest termination date. For beneficial conversion features without a stated redemption date, the beneficial conversion features continue to be amortized to the earliest conversion date. EITF 08-4 is effective for fiscal years ending after December 15, 2008 with early application permitted. The effects of implementing EITF 08-4 are to be presented retrospectively with the cumulative-effect of the change being reported in retained earnings at the beginning of the first year presented. The adoption of EITF 08-4 has no effect on the financial position and results of operations of the Company.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

3.	INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian income taxes. As of March 31, 2009, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $912,000 that may be offset against future taxable income through 2029. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

The provision for income taxes differ from the amount computed using the federal Canadian statutory income tax rate as follows:

	2009	2008
Loss before income taxes	$(28,560)	$(552,710)
Tax rate	30.63%	33.72%
Expected income tax recovery	$8,700	$186,300
Non-deductible expenses for tax	-	(5,400)
Effect of changes in foreign exchange rates	(63,000)	22,700
Effect of changes in income tax rates	(62,300)	(12,300)
Unrecognized benefit of non-capital losses	116,600	(191,300)
Deferred income tax recovery	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008
Deferred income tax assets relating to:

Non-capital loss carryforwards	$228,100	$352,800
Deferred income tax assets	228,100	352,800

Valuation allowance	(228,100)	(352,800)
Net deferred tax asset (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation ($124,700) is reflected in current income.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

4.	UNCERTAIN TAX POSITIONS

Effective April 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of the provisions of FIN 48 did not have a material impact on the company’s consolidated financial position and results of operations. At April 1, 2008, the company had no liability for unrecognized tax benefits and no accrual for the payment of related interest and penalties. The Company did not record a cumulative effect adjustment relating to the adoption of FIN 48.

Interest costs related to unrecognized tax benefits are classified as “Interest expense, net” in the accompanying consolidated statements of operations. Penalties, if any, would be recognized as a component of “Selling, general and administrative expenses”. The Company recognized $nil of interest and penalties expense related to unrecognized tax benefits during 2009 and 2008. In many cases the company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. With few exceptions, the company is generally no longer subject to U.S. federal, state, local or non-U.S. income tax examinations by tax authorities for years before 2005. The following describes the open tax years, by major tax jurisdiction, as of March 31, 2009:

United States	2005-present
Canada	2005-present

5.	EXPLORATION STAGE COMPANY/GOING CONCERN

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

SFAS 143 requires that the fair value of a liability for a retirement obligation be recognized in the period in which the liability is incurred. The Company had a bond of $5,750 as of March 31, 2008. In addition a liability of $5,750 was booked as of March 31, 2006. During the year ended March 31, 2009, the Company completed $3,869 of environmental remediation work and reduced its liability to $2,111.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

7.	MINERAL PROPERTIES

On April 20, 2005, the Company entered into an agreement with Desert Pacific Explorations, Inc., which gave the Company the exclusive right and option to earn a 100% interest in two Nevada exploration properties known as Bell Flat, and Montgomery Pass. Having signed an agreement for these properties, the Company must conduct exploration to determine what amount of minerals, if any, exist on its properties and if any minerals that are found can be economically extracted and profitably processed.

The Bell Flat and Montgomery Pass properties were acquired by means of an option agreement whereby the Company pay an annual fee and work expenditures on both properties (collectively). On March 30, 2007, Desert Pacific Explorations, Inc. amended the terms of the aforementioned agreement whereby the Company pay an annual fee and work expenditures on both properties (collectively), over a five-year term as follows:

	Date	Advance Royalties:	Work Commitments:
1.	April 30, 2006	$20,000	-
2.	April 30, 2007	$10.000	-
3.	April 30, 2008	$10,000	$100,000
4.	April 30, 2009	$50,000	$250,000
5.	April 30, 2010	$70,000	$300,000
6.	April 30, 2011	$150,000	$400,000

As of March 31, 2008, expenditures in the amount of $264,979 had been paid collectively on both properties.

Effective March 31, 2009, the Company decided to relinquish its rights on the two properties and absolved itself of any further obligations.

On February 1, 2007, HEI, a wholly owned Nevada registered subsidiary of Homeland Precious Metals Corp. signed a definitive agreement with Newmont Mining Corp., a mining company doing business in Nevada. The agreement was a five-year lease of the Water Canyon property. Subject to HEI’s right to terminate the agreement pursuant to Section 11 of the agreement, HEI was to make expenditures (defined below) in the total amount of $2,700,000 in accordance with the following schedule:

Due Date	Expenditure Amount
On or before February 1, 2008	$150,000
On or before February 1, 2009	450,000
On or before February 1, 2010	950,000
On or before February 1, 2011	1,700,000
On or before February 1, 2012	$2,700,000

As of March 31, 2009, the Company paid $342,515 in expenditures and accordingly had not met its obligations under the agreement with Newmont Mining Corp. During the year ended March 31, 2009, the Company was not able to raise additional funds to carry on the exploration work on the Water Canyon property. Accordingly, the Company gave notice to Newmont to terminate the definitive agreement.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

8.	SHAREHOLDER LOAN

In April 2008, the Company entered into an agreement for a loan from a shareholder in the amount of $10,000. The note is due within 10 days written notice.  There are no terms of interest on the loan.

9.	COMMON STOCK

The Company was incorporated to allow for the issuance of up to 300,000,000 shares of no par value common stock.

On April 28, 2003 (inception), the Company issued 3 shares of common stock to its president.

On April 30, 2003, the Company issued 45,000 shares of common stock to its president for $1,140 ($1,500 Canadian). The shares were valued at $0.1 per share.

On May 9, 2003, the Company issued 90,375 shares of common stock to various people for $75,386. The shares were valued at $2.50 per share.

On December 23, 2004, all of the shareholders of the Company voted unanimously to approve a three for one forward stock split, and with this authorization the Company increased its authorized common shares to 300,000,000. As a result of this action, the total number of outstanding shares was increased from 45,126 to 135,394 (includes 16 rounding shares). All references to common stock in the financial statements have been changed to reflect the stock split.

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 2,000 units at a price of $125.00 per unit. Each unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $150.00 per Share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of common stock at an exercise price of $175.00 per share of common stock. The Company determined that the warrants had no value at the date of issuance.

On March 23, 2007, the Company issued 5,000 shares of common stock for $300,000 to settle a loan with a shareholder. The shares were valued at $60.00 per share.

On March 28, 2007, the Company completed a private placement whereby it raised $451,200 by the sale of 7,520 units at a price of $60.00 per unit. Each unit consists of one share of common stock of the Company and one-half share purchase warrant. Each full warrant is exercisable for a period of two years from March 28, 2007, and entitles the subscriber to purchase one share of common stock at an exercise price of $75.00 per share.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

10.	PREFERRED STOCK

The Company has authorized a total of 20,000,000 shares of Class B preferred redeemable stock with no par value. A holder of Class B preferred has the right to one vote per share at all shareholder meetings. As of March 31, 2009, no preferred shares were issued.

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

The board of directors approved a stock option plan (the ‘Plan’) effective April 12, 2005, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on April 11, 2015. A maximum of 50,000 shares of common stock have been reserved under the Plan. Each stock option entitles its holder to purchase one share of the Company’s common stock. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

In April 2005, the Company granted 6,000 stock options to certain consultants. These options have an exercise price of $5.00 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest in installments from April 2005 to September 1, 2006.

In April 2005, the Company granted 2,000 stock options with an exercise price of $5.00 and 2,000 stock options with an exercise price of $15.00 per share to its directors. The exercise price of $5.00 and $15.00 per share, were above the market price at the time of the grant. These options vest from April 2005 to January 1, 2007 and expire in April 2010.

In April 2005, the Company granted 3,800 stock options to certain consultants and geologists. These options have an exercise price of $5.00 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest from July 1, 2005 to January 1, 2007.

In April 2005, the Company granted 400 stock options to a geologist. These options have an exercise price of $15.00 per share, which was above the market price at the time of the grant, and expire in April 2010. The options vest from April 2005 to January 1, 2007.

In November 2006, the Company granted 2,500 stock options to a consultant. These options have an exercise price of $40.00 per share, which was below the market price at the time of the grant, and expire in November 2016. The options vest from January 2007 to January 2008.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

11.      STOCK OPTION PLAN (continued)

The Company had $nil stock-based compensation expense in the fiscal year ended March 31, 2009. The Company charged $16,000 to consultants’ compensation of stock-based compensation expense in the fiscal year ended March 31, 2008, by applying the fair value method in accordance with SFAS No.123(R). The compensation consists of options vested under the Plan. The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option-pricing model:

	2009	2008

Expected volatility	-	121.1% - 155.9%
Weighted average volatility	-	138.3%
Expected dividends	-	-
Expected term (in years)	-	8.65
Risk free rate	-	4.04% - 5.03%
Weighted average fair value of options granted	$-	$-

A summary of the Company stock options activities is presented below:

Weighted-
		Weighted-	Average
		average	Remaining	Aggregate
		exercise	Contractual	Intrinsic
Options	Shares	price	term	Value

Outstanding at March 31, 2007	16,700	$13.95	4.0	$750,250
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at March 31, 2008	16,700	$13.95	3.0	$32,000

Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at March 31, 2009	16,700	$13.95	2.0	$-
Exercisable at March 31, 2009	16,700	$13.95	2.0	$-

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

11.      STOCK OPTION PLAN (continued)

Outstanding Options				Exercisable Options
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$5.00	8,000	1.03	$ 5.00	8,000	$ 5.00
$15.00	6,200	1.04	15.00	6,200	15.00
$40.00	2,500	7.66	40.00	2,500	40.00
$13.95	16,700	2.03	$ 13.95	16,700	$ 13.95

The Company did not grant any options during the years ended March 31, 2009 and 2008.

The Company did not have any non-vested shares outstanding as at March 31, 2009 and March 31, 2008.

As of March 31, 2009, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.

The total fair value of shares vested during the years ended March 31, 2009 and 2008 was $nil and $16,000, respectively.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2009

12.	WARRANTS

On March 29, 2006, the Company completed a private placement with a single person whereby it raised $250,000 by the sale of 2,000 units at a price of $125.00 per unit. Each unit consists of one share of common stock of the Company; one Class A warrant, exercisable from March 29, 2007 to March 29, 2012, to purchase one share of common stock at an exercise price of $150.00 per share; and one Class B warrant exercisable from March 29, 2008 to March 29, 2012 to purchase one share of commons stock at an exercise price of $175.00 per share of common stock. The Company determined that the warrants had no value at the date of issuance.

On March 28, 2007, the Company completed a private placement whereby it raised $451,200 by the sale of 7,520 units at a price of $60.00 per unit. Each unit consisted of one share of common stock of the Company and one-half share purchase warrant for a total of 3,760 full warrants. Each full warrant was exercisable for a period of two years from March 28, 2007, and entitled the subscriber to purchase one share of common stock at an exercise price of $75.00 per share. The 3,760 warrants expired on March 27, 2009.

As of March 31, 2009, the following share purchase warrants were outstanding:

	Number of	Exercise
Name	Warrants	Price	Description

Class A warrants	2,000	$ 150.00	Exercisable from March 29, 2007 until March 29, 2012. Each warrant allows the holder to purchase one share of common stock.

Class B warrants	2,000	$ 175.00	Exercisable from March 29, 2008 until March 29, 2012. Each warrant allows the holder to purchase one share of common stock

13. SUBSEQUENT EVENTS

In June 2009, the Company completed the consolidation (reverse split) of the Company’s outstanding shares of common stock on a 100-for-1 basis.  As a result of this action, the total number of shares outstanding was decreased from 14,989,800 to 149,914.  All references to common stock in the financial statements have been changed to reflect the reverse split.

ITEM 18.                      FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.                      EXHIBITS

A.           Financial Statements of Registrant.

The following financial statements, together with the reports of our independent accountants, are filed as part of this annual report.

B.           Exhibits.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 22 day of September, 2009.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:	__/s/ Bruce E. Johnstone________________________________________
Bruce E. Johnstone
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following people on behalf of the Registrant and in the capacities.

Signature	Title	Date

__/s/ Bruce E. Johnstone_________________________	President, Principal Accounting Officer,	September 22, 2009
Bruce E. Johnstone	Principal Executive Officer, Principal Financial Officer, Secretary, Treasurer and Director

__/s/ David Mallo_________________________	Director	September 22, 2009
David Mallo

EXHIBIT INDEX

		Incorporated by reference
Exhibit	Document Description	Form	Date	Number	Filed herewith
3.1	Articles of Incorporation.	F-1	5/07/04	3.1
4.1	Stock Certificate.	F-1	5/07/04	4.1
3.2	Amended Articles of Incorporation.	F-1 POS AM	3/29/05	3.2
10.1	2005 Stock Option Plan.	S-8	4/12/05	10.1
10.2	2004 Option Agreement for the Bell Flat and Montgomery Pass properties.	20-F	7/22/08	10.2
10.3	2007 Amended Option Agreement for the Bell Flat and Montgomery Pass properties.	20-F	7/22/08	10.3
10.4	2007 Lease Agreement for the Water Canyon property.	20-F	7/22/08	10.4
11.1	Code of Ethics.	20-F	9/28/05	11.1
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of Robison, Hill & Co., Certified Public Accountants.				X