Form 20-F
period 2010-03-31
Homeland Precious Metals Corp.
filed 2010-09-28
CIK 1289634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

FILE NO.  000-51537

[   ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED:
March 31, 2010

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
Title of each class: None

The number of shares of common stock outstanding at March 31, 2010 is 1,149,914

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.          YES [   ]     NO [X]

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.          YES [   ]     NO [   ]

EXHIBIT INDEX BEGINS ON PAGE 58.

INTRODUCTION

The phrase “fiscal year” refers to the twelve months ended March 31 of the relevant year. All references to “$” or “dollars” mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

We were incorporated pursuant to the Company Act (British Columbia) on April 28, 2003, but were continued to the Province of Alberta on September 29th, 2009. We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations on April 28, 2003.  As of the date of this filing, we have no active exploration programs.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                      KEY INFORMATION

A.           Selected Financial Data

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. The financial statements for the period April 1, 2009 to March 31, 2010 have been audited by Robison, Hill & Co. Certified Public Accountants.

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

Condensed Statements of Operations for the last two fiscal years ending March 31, 2009 and 2008:

	For the year ended	For the year ended
	March 31, 2010	March 31, 2009
PER U.S. GAAP
Revenues	$0	$0
Net Loss	$66,742	$28,560
Loss per share	$0.09	$0.19

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

	Rate at Fiscal	Period
Period	Year End	Average	Period High	Period Low
April 1, 2009 - March 31, 2010	1.0192	1.0920	1.2713	1.0061
April 1, 2008 - March 31, 2009	1.2495	1.1256	1.3063	0.9810

	Rate at Fiscal	Period
Last Eight Fiscal Quarters	Quarter End	Average	Period High	Period Low
January 1, 2010 - March 31, 2010	1.0192	1.0415	1.0779	1.0061
October 1, 2009 - December 31, 2009	1.0494	1.0579	1.0958	1.0206
July 1, 2009 - September 30, 2009	1.0861	1.0999	1.1723	1.0590
April 1, 2009 - June 30, 2009	1.1560	1.1682	1.2713	1.0783
January 1, 2009 - March 31, 2009	1.2495	1.1.2430	1.3063	1.1756
October 1, 2008 - December 31, 2008	1.2228	1.2101	1.3013	1.0416
July 1, 2008 - September 30, 2008	1.0382	1.0404	1.0819	0.9973
April 1, 2008 - June 30, 2008	1.0111	1.0104	1.0325	0.9819

	Rate at Month	Period
Most Recent 6 Monthly Periods	End	Average	Period High	Period Low
August 2010	1.0531	1.0394	1.0663	1.0108
July 2010	1.0324	1.0453	1.0671	1.0255
June 2010	1.0484	1.0383	1.0660	1.0139
May 2010	1.0550	1.0401	1.0846	1.0017
April 2010	1.0060	1.0058	1.0213	0.9928
March 2010	1.0192	1.0250	1.0568	1.0061

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year ending March 31, 2010:

MONTH	HIGH	LOW

April 2009	0.8344	0.7861
May 2009	0.9177	0.8296
June 2009	0.9269	0.8590
July 2009	0.9300	.8527
August 2009	0.9402	0.8987
September 2009	0.9439	0.9005
October 2009	0.9795	0.9123
November 2009	0.9597	0.9195
December 2009	0.9645	0.9304
January 2010	0.9779	0.9336
February 2010	0.9639	0.9275
March 2010	0.9935	0.9458

B.           Capitalization and Indebtedness

The following table summarizes our financial information as at March 31, 2010 and March 31, 2009:

Indebtedness	March 31, 2010	March 31, 2009
Guaranteed	$0	$0
Unguaranteed	$0	$0
Secured	$0	$0
Unsecured	$30,996	$15,717
Arms-length third parties	$15,090	$5,717
Related parties	$15,906	$10,000
Total indebtedness	$30,996	$15,717
Share Capital	$1,127,726	$1,077,726
Additional Paid in Capital	$1,650,000	$1,650,000
Accumulated Deficit	$(2,803,660)	$(2,736,918)
Total capitalization	$(25,934)	$(9,192)

C.           Reason for the Offer and Use of Proceeds

Not applicable

D.           Risk Factors

Company risks:

1.  Because our auditors have issued a going concern opinion we may not be able to achieve our objectives and may have to suspend or cease operations.  Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.  Currently, we need a minimum of US$20,000 in order to survive as a business for the next twelve months and we currently do not have plans to enter into any debt obligations with unrelated third parties in the next twelve months. We had US$2,462.00in cash as of March 31, 2010.  On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the company in the amount of US$10,000 to be used in conjunction with our existing funds for working capital, and in October 2009, the Company entered into agreements with Mr. Johnstone for additional shareholder loans in the amount of $15,906.

2.  Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the properties we acquire will not contain any reserves, and any funds spent on exploration will be lost. Looking for mineralized material below the surface of the earth is very speculative.  While equipment can detect mineralized material beneath the surface of the earth, the detection devices cannot determine the type of mineralized material.  The type of mineralized material can only be determined by extracting it from the ground. The likelihood of taking an unexplored piece of land and finding mineralized material is improbable. The likelihood of locating a valuable reserve is remote.  Because the probability of an individual prospect ever having reserves is extremely remote, in all probability any properties that we obtain may not contain any reserves, and any funds spent on exploration will be lost.

3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.  We were incorporated on April 28, 2003, and although we have started our business operations, we have not realized any revenues since inception. We have four years of operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $2,803,660.  Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

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

4.  We have no interests in any properties, and as yet have no known mineral reserves.  Without mineral reserves we cannot generate income and if we cannot generate income we will have to cease operations which will result in the loss of your investment. We have no interests in any exploration properties, and have no known mineral reserves.  Without mineral reserves, we have nothing to economically remove.  If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

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

6.  Because our directors have other outside business activities and will only be devoting approximately 4 hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration.  Because our directors and sole officer have other outside business activities and will only be devoting approximately 4 hours of their time collectively per week to our operations, our operations may be sporadic and occur at times which are convenient to our directors.  As a result, exploration of our properties may be periodically interrupted or suspended.

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

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development

We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 2003.  Natural resource exploration and development requires significant capital and our assets and resources are extremely limited.  Therefore, we anticipate participating in the natural resource industry through the purchase of small interests in either producing properties or natural resource exploration and development projects.  In April of 2005, we optioned two properties worthy of exploration from Desert Pacific Explorations, Inc., a Nevada company, and in February of 2007 we leased a property from Newmont Mining Corp., a company doing business in Nevada.  In 2009, because of a lack of sufficient funds to carry on with exploration activities we had to relinquish all of our interests in the exploration properties back to the respective owners.  Currently we have no interests in any properties.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any property we acquire.  Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We were incorporated in the Province of British Columbia on April 28, 2003, but on March 27, 2009 the shareholders voted in favor of continuing the Company to the Province of Alberta. On September29th, 2009 the continuance to the Province of Alberta was completed and we are now an Alberta company.

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

On August 25, 2009 consent was received from the British Columbia Registrar of Companies to allow the continuance of the Company out of the Province of British Columbia, and into the Province of Alberta.  On September 29th, 2009 the continuance of the Company to the Province of Alberta was completed.

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

Properties

Bell Flat Property

On June 26, 2008, the Bell Flat project was terminated and the property relinquished to the owner.  We determined that continuing with this project was unwarranted due to a lack of encouraging results from our exploration efforts and the property was relinquished to the owner.

Montgomery Pass Panorama Property

On June 26, 2008, the Montgomery Pass Panorama project was terminated and the property relinquished to the owner.  This project also failed to produce encouraging results and the property was relinquished to the owner.

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

From November 2007 to November 22, 2008, no additional exploration work was performed on the Water Canyon project.  All work commitments as of the November 22, 2008 date were completed and the Company’s agreement with Newmont was in good standing at that time.  However, due to insufficient exploration funds, we had to give notice to Newmont that we would be unable to meet the next year’s commitment and would therefore have to terminate the agreement.  Failure to give this notice would have put us in default.  Newmont expressed an interest in amending the agreement in a way that would allow us time to secure further exploration funding, but as of the date of this filing, we have heard nothing from Newmont regarding this amendment, and our attempts to contact the appropriate people at Newmont have been unsuccessful.  As a result of this, and the fact that our attempts to raise further exploration funding has proven unsuccessful, we consider this project terminated.

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

Employees and Employment Agreements

At present, we have no employees, other than our management team which consists of our two directors, one of which is our sole officer.  Our management team work part-time for our company and do work for other companies as well.  They will devote four hours collectively per week to our operation.  Our directors and sole officer do not have employment agreements with us.  We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future.  There are presently no personal benefits available to our directors and sole officer other than the following option plan. On April 8, 2005, we filed a Form S-8 registration with the SEC for an option plan for our company that allows up to a maximum of fifty thousand options to be issued to management, staff, and consultants to the company.

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

Our auditors have issued a going concern opinion.  This means that although we believe we have enough money to fund our operations for the next twelve months, there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we obtain an interest in a producing property, find mineralized material and delineate an ore body on one or both of our existing exploration properties, and begin removing and selling minerals.  As of March 31, 2010, we had US$2,462 in cash. On April 28, 2008, our officer and director, Bruce Johnstone, made a loan to the company of US$10,000 which is to be used in conjunction with our existing funds for working capital.  In October of 2009 Mr. Johnstone made additional loans of $15,906 to the Company. We believe that the combined amount stated above is enough to fund our activities for the next twelve months.

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

We have discussed this matter with our officer and Board of Directors, however, with the exception of the US$10,000 and US$15,906 loans from our officer, our directors and sole officer are unwilling to make any commitment to loan us any significant amounts of money at this time.   Over the past twelve months we have been working to raise additional money to fund our exploration programs in Nevada. At present, no additional funding has been realized, but efforts are ongoing in this regard. If we need additional cash and can’t raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

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

As we have no interests in any properties at this time, our plan of operation is to continue looking for additional funding for the Company and to look for properties that might be available for us to negotiate an interest in.

As of March 31, 2010, we have determined an operations budget for the 2010-2011 fiscal year.  These figures have been estimated based on past experience, but the actual amounts that we spend may vary because costs may fluctuate depending on what we are able to secure for a project.  The budget is estimated as follows:

2010 – 2011 FISCAL YEAR ESTIMATED OPERATIONS BUDGET
	Item or Activity	Cost US$
1.	Salaries and Associated Costs for sub-contracted Professionals
	(Geologists, engineers etc.)	$5,000
2.	Communications and Office Supplies	$2,500
3.	Travel Expenses (Vehicle mileage, motel/hotels, air travel)	$1,000
4.	Audit and Legal Fees	$10,000
5.	SEC Filing Fees	$2,000
	Total Budget:	$20,500

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

From November 2007 to November 22, 2008, no additional exploration work was performed on the Water Canyon project.  All work commitments as of the November 22, 2008 date were completed and our agreement with Newmont was in good standing at that time.  However, due to insufficient exploration funds, we had to give notice to Newmont that we would be unable to meet the next year’s commitment, and would therefore have to terminate the agreement.  Failure to give this notice would have put us in default.  Newmont expressed an interest in amending the agreement in a way that would allow us time to secure further exploration funding, but as of the date of this filing we have heard nothing from Newmont regarding this amendment despite our attempts to contact the appropriate people at Newmont.  As a result of this, and the fact that our attempts to raise further exploration funding has proven unsuccessful, we consider this project terminated.

Operating History

We now have seven years of operations upon which to base an evaluation of our performance.  We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent to that of a resource exploration business enterprise, including limited capital resources, possible delays in the exploration of properties we may secure, and possible cost overruns due to price and cost increases in services.

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

On March 29, 2006, we completed a private placement with a single person whereby we raised US$250,000 by the sale of 2,000 Units at a price of US$125per Unit. Each Unit consisted of (a) one share of common stock (the “Shares”) of the Company, (b) one Class A warrant (the “Class A Warrant”), exercisable beginning twelve (12) months from the Closing (as defined below) for five years thereafter, to purchase one Share at an exercise price of US$150 per Share, and (c) one Class B warrant (the “Class B Warrant”; and together with the Class A Warrant, the “Warrants”), exercisable beginning twenty-four (24) months from the Closing (as defined below) for four years thereafter, to purchase one Share at an exercise price of US$175 per Share.

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

On September 29th, 2009 the continuance of the Company to the Province of Alberta was completed.

No exploration work was done in the 2009-2010 fiscal year due to lack of funding.

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

In the fiscal periods ending March 31, 2010 and March 31, 2009, we used cash for operational activities in the amounts of US$16,113 and US$36,540 respectively.

As of March 31, 2010, our total assets were US$2,462 in cash and $2,600 in restricted cash and our total liabilities were $30,996 which consisted of accounts payable, a shareholder loan and funds set aside for the estimated remediation of our exploration properties.  Our assets are comprised of the funds raised from the aforementioned financing activities.

On April 28, 2008, our officer and director, Mr. Bruce Johnstone, made a loan to the Company in the amount of US$10,000 for working capital.  On September 9, 2009 we issued 1,000,000 restricted common shares, with a market price of $.05 per share or $50,000, to settle this US$10,000 loan and recorded interest expense of $40,000.

During October 2009, our officer and director, Mr. Bruce Johnstone, made additional loans to the Company in the amount of US$15,906 for working capital.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Bruce Johnstone	54	President, Chief Executive Officer, Secretary, Treasurer,
		Principal Financial Officer and Director
David Mallo	50	Director

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

None of the companies referred to above are parents, subsidiary corporations or other affiliates of Homeland Precious Metals Corp.

During the past ten years, Messrss. Johnstone, Mallo, and Turnbullhave not been the subject of the following events:

1.         A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.         Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.         The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

i)         Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator,  floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)         Engaging in any type of business practice; or

iii)         Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.         The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.         Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.         Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.         Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)         Any Federal or State securities or commodities law or regulation; or

ii)         Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)         Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.         Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

B.           Compensation

Compensation of Directors

The members of our board of directors are compensated for their services as directors by the issuance of option from our registered Option Plan. There are no contractual arrangements with any member of the board of directors. We have no director’s service contracts.

Compensation of Executive Officers

The following table sets forth the compensation paid by us for the last three years through March 31, 2010, for each of our officers.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
						Incentive	Compensa-	Other
				Stock	Option	Plan	tion	Compen-
Names and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Positions	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bruce Johnstone,	2010	0	0	0	0	0	0	0	0
President, CEO, CFO &	2009	0	0	0	0	0	0	0	0
Director	2008	0	0	0	0	0	0	0	0

We do not anticipate paying any salaries in 2010.

Options & SARs Granted to Named Executive Officers

The following table outlines the Options/SAR values that have been granted to our executive officer and directors through the fiscal year end of March 31, 2010.

AGGREGATE OPTION/SAR EXERCISES
AND FISCAL YEAR END OPTIONS/SAR VALUES
Number Of
Unexercised
			Securities	Value Of
			Underlying	Unexercised
			Options/SARs	In-The-Money
			At FY-End	Option/SARs
	Shares		(#)	At FY-End ($)
	Acquired On	Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexercisable	Unexercisable
Name	(#)	($)	(1)	(2)
Bruce Johnstone	--	--	2,000	$300.00
David Mallo	--	--	1,000	--

(1)           3,000 options were exercisable at the fiscal year end of March 31, 2010.
(2)	Based on the closing price for our common stock on March 31, 2010 of $0.15 per share.

Equity Compensation Plans

The Company currently has one equity compensation plan.  The Incentive Stock Option Plan provides for the issuance of stock options for services rendered to the Company.  The board of directors is vested with the power to determine the terms and conditions of the options.  The Plan included 50,000 shares.  As of March 31, 2010, 16,700 options to purchase shares have been granted leaving 33,300 shares available for issuance under the Plan.

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

Stock Option Plans and Long-Term Incentive Plan Awards

On April 8, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of fifty thousand options to be issued to management, staff, and consultants to our company.  As of March 31, 2010, 16,700 options have been issued to management and consultants.  We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than as described above.

Compensation of Directors

The following table sets forth the compensation paid to each of our directors in 2010.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid to our named directors.

Director Compensation
Fees
	Earned				Nonqualified
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Bruce Johnstone	0.00	0.00	0.00	0.00	0.00	0.00	0.00
David Mallo	0.00	0.00	0.00	0.00	0.00	0.00	0.00

We have no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the un-issued treasury shares reserved for the grant of directors’ stock options.  There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors, from our inception on April 28, 2003 through our fiscal year ended March 31, 2010.

No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

C.           Board Practices

None

D.           Employees

At present, we have no employees, other than our directors and sole officer.  Our directors and sole officer are part-time management and will devote approximately 4 to our operation.  Our directors and sole officer do not have any employment agreements with us.  We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt plans in the future.  There are presently no personal benefits available to our directors and sole officer, but our directors and sole officer are eligible for compensation via our registered Incentive Stock Option Plan.

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

			Percent of
Name of owner	Number of Shares	Position	Class
Bruce E. Johnstone	1,039,930	President, CEO, Secretary,	90.44%
336 – 36th Street		Treasurer, CFO & Director
Suite 334
Bellingham, Washington
U.S.A. 98225

David Mallo	1,000	Director	Less than 1%
336 – 36th Street
Suite 334
Bellingham, Washington
U.S.A. 98225

All officers and directors as a	1,040,930		90.52%
group (3 people)

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

On October 14, 2004, our securities began trading on the over-the-counter on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol “HPMEF.” On June 8, 2009, the trading symbol was changed to “HPMFF” as a result of a 100 for 1 reverse split that occurred on May 12, 2009.  As trading is thin and sporadic, a shareholder may therefore be unable to resell the securities referred to herein should he or she desire to do so.  Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. On March 21, 2005, the bid price was $0.05 and a last trade price was $0.02. The following sets forth a summary of trading prices from June 30, 2007 through August 30, 2010.

The shares were split 3:1 effective February 3, 2005, and then were reverse split 100:1 on May 12, 2009.  The following figures are adjusted for these splits.

Quarter ended
		High Bid	Low Bid
2010	March 31	$0.12	$0.12
	June 30	0.10	$0.10

2009	March 31	$2.00	$1.80
	June 30	$0.00	$0.00
	September 30	$1.52	$1.52
	December 31	$.20	$.20

2008	March 31	$10.00	$9.00
	June 30	$4.00	$3.00

We have issued 16,700 options and 4,000 warrants convertible into common equity.

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

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

B.           Plan of Distribution

Not applicable

C.           Markets

Our shares are not traded on any exchanges.  Our shares are quoted on the Bulletin Board operated by the Federal Industry Regulatory Authority under the symbol “HPMEF.”

D.           Holders

As of September 14, 2010, we had 29 holders of record of our common shares.

E.           Selling Shareholders

Not applicable

F.           Dilution

Not applicable

G.           Expenses of the Issue

Not applicable

ITEM 10.                      ADDITIONAL INFORMATION

A.           Share Capital

Common Stock

Our authorized common stock consists of unlimited shares, no par value per share. The holders of our common stock:

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

Preferred Stock

We are authorized to issue up to 20,000,000 shares of preferred stock, no par value.  No preferred shares are outstanding.  The preferred shares were not subject to the stock split that occurred on February 3, 2005 or the reverse stock split that took place on May 12, 2009.

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

U.S. Eligibility for Future Sales

We have 1,149,914 shares of common stock outstanding. Only 135,394 of our common shares are registered for resale on a Form F-1 registration statement and will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates.

Common shares issued by us in the future may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration.

Rule 144.

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately 114,991 shares immediately after this offering, or

Under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

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

3.           Shares

a.           The board of directors may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b.           Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retires and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

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

E.           Taxation

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This description is our counsel's opinion of the material U.S. federal income tax considerations to investors who hold our common shares as a capital asset.   This discussion is based upon, as of the date hereof, the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretation thereof, all of which are subject to change either prospectively or retroactively, or are subject to different interpretations. We have not obtained nor do we intend to obtain, a ruling from the Internal Revenue Service as to any United States federal income tax consequences discussed below and there can be no assurances that the Internal Revenue Service will not take contrary positions.

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is for United States federal income tax purposes:

*	a citizen or resident of the United States;
*
a corporation, or other entity taxed as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

*	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
*
a trust, if both (a) a United States court is able to exercise primary supervision over the administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust. The discussion below does not address all of the United States federal income tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the tax consequences to U.S. Holders subject to special treatment under the United States federal income tax laws, such as:

*	certain financial institutions;
*	insurance companies;
*	traders in securities that elect to mark-to-market;
*	securities dealers;
*	partnerships or other entities classified as partnerships for United States federal income tax purposes;
*	tax-exempt organizations;
*	persons that hold the common shares as part of an integrated investment (including a straddle);
*	persons owning, directly, indirectly or constructively, 10% or more of voting stock of Homeland Precious Metals Corp.; and
*	persons whose Afunctional currency@ is not the U.S. dollar. The discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

General

Distributions

Subject to the discussion under "Special Tax Provisions" below, distributions of cash or property made by Homeland Precious Metals Corp. with respect to the common shares will constitute dividends to U.S. Holders, to the extent that the distributions are made out of current or accumulated earnings and profits of Homeland Precious Metals Corp. (as determined for United States federal income tax purposes). Dividends paid by Homeland Precious Metals Corp. are includable in a U.S. Holder's gross income and are taxable as ordinary income. We may pay dividends in U.S. dollars or we may pay dividends in Canadian dollars.  We will make that determination, if and when we decide to pay a dividend and not before. If a portion of a distribution made by Homeland Precious Metals Corp. with respect to the common shares exceeds its current and accumulated earnings and profits, that portion will be treated as nontaxable return of capital, which will reduce the U.S. Holder's adjusted basis in the common shares (but not below zero). To the extent a distribution exceeds the U.S. Holder's adjusted basis in the common shares; the distribution will constitute capital gain.   Dividends received by a corporate U.S. Holder from Homeland Precious Metals Corp. will not be eligible for the dividends received deduction.

For United States foreign tax credit purposes, a distribution treated as a dividend for United States federal income tax purposes will constitute income from sources outside the United States. In the case of U.S. Holders who are not residents of Canada, the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), provides that dividends received in respect of the common shares generally will be subject to a 15% Canadian withholding tax. Subject to limitations set forth in the Code, as modified by the Convention, including certain minimal holding periods, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian tax withheld from dividends paid in respect of common shares. The limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Homeland Precious Metals Corp. generally will constitute "passive income," or in the case of certain U.S. Holders, "financial services income." The rules relating to the United States foreign tax credit are extremely complex and the availability of the foreign tax credit depends on numerous factors. Prospective investors are urged to consult their own tax advisors concerning the application of the United States foreign tax credit rules in light of their particular circumstances.

If a dividend is paid in a currency other than the U.S. dollar, the amount includible in a U.S. Holder's gross income will be the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether the payment actually is converted into U.S. dollars. Gain or loss, if any, that a U.S. Holder realizes as a result of currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend in gross income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss for United States federal income tax purposes.  This gain or loss  will be from sources within the United States for United States foreign tax credit purposes.

Dispositions

Subject to the discussion of "Special Tax Provisions" immediately below, upon a sale or other taxable disposition of the common shares, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between the amount of cash and the fair market value of other property that the U.S. Holder receives in the sale or other taxable disposition (the "amount realized") and the U.S. Holder's adjusted tax basis in the common shares. Subject to the passive foreign investment company rules discussed below, the U.S. Holder's gain or loss will be capital gain or loss.  The gain or loss will be long-term capital gain or loss if the common shares were held by the U.S. Holder for more than one year.

Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are eligible for preferential United States federal income taxation rates.  Any gain or loss recognized by U.S. Holders on a sale or other taxable disposition of the common shares will be treated as derived from U.S. sources for United States foreign tax credit purposes.

The deduction of capital losses is subject to certain limitations under the Code. A capital loss realized by a non-corporate U.S. Holder is allowable as an offset against capital gain and up to $3,000 of ordinary income. Any capital loss not utilized in any taxable year by a non-corporate U.S. Holder may be carried forward indefinitely and used to offset capital gain and up to $3,000 of ordinary income in any future taxable year of the non-corporate U.S. Holder. A capital loss realized by a corporate U.S. Holder is allowable as an offset only against capital gain. Any capital loss not utilized by a corporate U.S. Holder first must be carried back and applied against capital gain in the three years preceding the year of the sale or other taxable disposition giving rise to the capital loss, and then may be carried forward to the five taxable years subsequent to the year of the sale or other taxable disposition.  The amount that a corporate U.S. Holder  may carry back is limited, however, to an amount that does not increase or produce a net operating loss in the carry back year.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to distributions made by Homeland Precious Metals Corp. to a U.S. Holder with respect to the common shares, or to the proceeds of a sale, redemption or other disposition of the common shares. Under the backup withholding rules, a paying agent may be required to withhold tax from a U.S. Holder's distributions or proceeds, if the U.S. Holder fails to furnish a correct taxpayer identification number and comply with certain certification procedures, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Some U.S. Holders (including, among others, corporations) are exempt from the backup withholding requirements.  Any amounts withheld under the backup withholding rules  may be claimed by a U.S. Holder as a credit against the U.S. Holder's United States federal income tax liability and the U.S. Holder may be entitled to receive a refund, provided that the required information is furnished to the Internal Revenue Service.  We will assume responsibility for withholding any taxes.

Special Tax Provisions

Some provisions of the Code specifically deal with the United States federal income tax treatment of investments by U.S. persons in foreign corporations and may alter the United States federal income tax consequences described above or propose special rules for United States foreign tax credit purposes.

Passive Foreign Investment Company

U.S. persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special United States federal income tax regime with respect to specified distributions received from the PFIC and gain from the sale or disposition of PFIC stock.  A foreign corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

*	at least 75% of its gross income is "passive income;" or
*	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

                For this purpose, passive income includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from "qualified active sales" of commodities and "qualified hedging transactions" involving commodities, within the meaning of applicable Treasury Regulations. Based on certain estimates of the gross income and gross assets of Homeland Precious Metals Corp., Homeland Precious Metals Corp. does not believe that it currently is a PFIC, nor does Homeland Precious Metals Corp. anticipate becoming a PFIC in the foreseeable future.  However, since PFIC status will be determined by Homeland Precious Metals Corp. on an annual basis and PFIC status depends upon the composition of Homeland Precious Metals Corp.'s income and assets (including, among others, less than 25% owned equity investments), and the nature of its activities, from time to time, there can be no assurance that Homeland Precious Metals Corp. will not be considered a PFIC for any taxable year.  We are unable to obtain an opinion of counsel at this time regarding PFIC status because the opinion of counsel is dependent upon the existing facts at the time the opinion is obtained.   Further, no ruling will be sought from the Internal Revenue Service, regarding the characterization of Homeland Precious Metals Corp. as a PFIC for United States federal income tax purposes.

If Homeland Precious Metals Corp. is treated as a PFIC for any taxable year during which a U.S. Holder held common shares, some adverse consequences could apply to the U.S. Holder (see discussion below). For this reason, if Homeland Precious Metals Corp. is treated as a PFIC for any taxable year, a U.S. Holder may desire to make an election to treat Homeland Precious Metals Corp. as a "qualified electing fund" (a "QEF") with respect to the electing U.S. Holder.  A QEF election should be made on or before the due date for filing the electing U.S. Holder's United States federal income tax return for the first taxable year in which the common shares are held by the U.S. Holder and Homeland Precious Metals Corp. is treated as a PFIC.

If a timely QEF election is made, whether or not distributed by Homeland Precious Metals Corp., the electing U.S. Holder will be required to annually include in gross income (a) as ordinary income, a pro-rata share of the ordinary earnings of Homeland Precious Metals Corp., and (b) as long-term capital gain, a pro-rata share of the net capital gain of Homeland Precious Metals Corp.. An electing corporate U.S. Holder will not be eligible for the dividends received deduction with respect to the income or gain included in gross income under this rule. In addition, in the event that Homeland Precious Metals Corp. incurs a net loss for a taxable year, the loss will not be available as a deduction to an electing U.S. Holder, and may not be carried forward or back in computing the ordinary earnings and net capital gain of Homeland Precious Metals Corp. in other taxable years. In some cases in which a QEF does not distribute all of its earnings in a taxable year, electing U.S. Holders may be permitted to elect to defer the payment of some or all of their United States federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount.

If Homeland Precious Metals Corp. is treated as a PFIC for any taxable year during which a U.S. Holder held common shares, Homeland Precious Metals Corp. will provide to a U.S. Holder, upon written request, all information and documentation that the U.S. Holder is required to obtain in connection with making a QEF election for United States federal income tax purposes.

A U.S. Holder fails to make a timely QEF election (or mark-to-market election, see discussion below) for any taxable year that Homeland Precious Metals Corp. is treated as a PFIC, the United States federal income tax consequences to the U.S. Holder will be determined under the so-called "interest charge" method.  Under the interest charge regime:

*
any gain derived from the disposition of PFIC stock (possibly including a gift, an exchange in a corporate reorganization, or a grant as security for a loan), as well as any "excess distribution" that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years, or the U.S. Holder's holding period for the stock), will be treated as ordinary income that was earned ratably over each day in the U.S. Holder's holding period for the PFIC stock;

*
the portion of the gain or distribution that is allocable to prior taxable years, other than any year before Homeland Precious Metals Corp. became a PFIC, will be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder; and

*
an interest charge will be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before Homeland Precious Metals Corp. became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of a non-corporate U.S. Holder.

In many cases, application of the interest charge regime will have substantially more onerous United States federal income tax consequences than would result if a timely QEF election is made by a U.S. holder. Accordingly, if Homeland Precious Metals Corp. is treated as a PFIC for any taxable year, U.S. holders are urged to carefully consider whether to make a QEF election and the consequences of not making the election.

As an alternative to the QEF election, a U.S. Holder of "marketable stock" in a PFIC may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange". Under applicable Treasury Regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on the exchange for any calendar year during which the stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Homeland Precious Metals Corp. cannot assure U.S. Holders that the common stock will be treated as regularly traded on a qualified exchange.

If a valid mark-to-market election is made, the electing U.S. Holder  would (a) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of the taxable year and the U.S. Holder's adjusted basis in the PFIC stock, and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

We will make assessments annually and notify shareholders of our determinations as to whether we are a PFIC.

Foreign Personal Holding Company

U.S. persons owning, directly or indirectly (on the last day of the corporation's taxable year), shares of a foreign corporation that is a "foreign personal holding company" ("FPHC") are required to include in their gross income a pro rata share of the FPHC's "foreign personal holding company income" that has not been distributed by the corporation to its shareholders during its taxable year. A foreign corporation will constitute a FPHC if more than 50% of its stock (by vote or value) is owned (directly or indirectly) by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in certain years following the year in which the corporation becomes a FPHC) of its gross income consists of "foreign personal holding company income." "Foreign personal holding company income" includes interest, dividends, royalties, certain rents, and gain from the sale of stock or securities. Based upon the expected size and distribution of common shares in the offering and among current holders, Homeland Precious Metals Corp. does not expect to meet the FPHC stock ownership test immediately after the offering and, therefore, will not be a FPHC at such time. Homeland Precious Metals Corp. does not expect to meet the income test immediately after the offering and, therefore, will not qualify as a FPHC based upon our income. However, future changes of ownership and income could cause Homeland Precious Metals Corp. to become a FPHC.

We will make assessments annually and notify shareholders of our determinations as to whether we are a FPHC.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is our counsel's opinion of material Canadian federal income tax considerations applicable to the holders of common shares acquired pursuant to this offering who at all relevant times hold such common shares as capital property, deal at arm's length with Homeland Precious Metals Corp., and are not affiliated with Homeland Precious Metals Corp., all within the meaning of the Income Tax Act (Canada) (the "Canadian Tax Act").  Our counsel is Conrad C. Lysiak, Attorney at Law, 601 West First Avenue, Suite 903, Spokane, Washington 99201.  The common shares will be considered to be capital property to you unless held in the course of carrying on a business, in an adventure in the nature of trade, or as "mark-to-market property" for purposes of the Canadian Tax Act.  Shareholders who will not hold their Homeland Precious Metals Corp. common shares as capital property should consult their own tax advisors regarding their particular circumstances, as this summary does not apply to these holders. This summary does not take into account the potential application to certain "financial institutions," as defined in the Canadian Tax Act, of the "mark-to-market" rules.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative practices and policies of the Canada Revenue Agency, all in effect as of the date of this document. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this document, although no assurances can be given that the proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

Holders Resident in Canada

The following section of this summary applies to a holder of Homeland Precious Metals Corp. common shares who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (referred to in this summary as a "Canadian holder"). A Canadian holder whose Homeland Precious Metals Corp. common shares might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.

Taxation of Dividends

In the case of a Canadian holder who is an individual, dividends received or deemed to be received by the holder on Homeland Precious Metals Corp. common shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  Dividends received by a corporation on Homeland Precious Metals Corp. common shares must be included in computing the corporation's income but will be deductible in computing its taxable income.  A "private corporation" (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, will be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on Homeland Precious Metals Corp. common shares to the extent that such dividends are deductible in computing its taxable income.

Disposition of Common Shares by Residents of Canada

A disposition or deemed disposition of Homeland Precious Metals Corp. common shares by a Canadian holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian holder of such shares immediately before the disposition. Under the provisions of the Canadian Tax Act, one-half of any capital gain realized by a Canadian holder will be required to be included as a taxable capital gain in computing income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Canadian holder may be deducted against taxable capital gains realized in the year of disposition. Subject to detailed rules contained in the Canadian Tax Act, any excess of allowable capital losses over taxable capital gains may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains of those other taxation years.

Capital gains realized by an individual or trust (other than certain specified trusts) may be subject to alternative minimum tax under the Canadian Tax Act. If the Canadian holder of common shares is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a common share may be reduced by the amount of dividends received or deemed to have been received by it on such common share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

A Canadian-controlled private corporation (as defined in the Canadian Tax Act), may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains. We have determined that we are not a Canadian-controlled private corporation and accordingly not liable to pay said 6 2/3% refundable tax.

Disposition of Common Shares by Non-Canadian Residents

A Non-Resident Shareholder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition of Homeland Precious Metals Corp. common shares.

Holders Not Resident In Canada

The following portion of the summary is applicable to Homeland Precious Metals Corp. shareholder:

*	who, at all relevant times, is neither a resident nor deemed to be a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;
*	who does not use or hold (and will not use or hold) and is not deemed to use or hold Homeland Precious Metals Corp. common shares in, or in the course of, carrying on a business in Canada; and

*
to whom the Homeland Precious Metals Corp. common shares do not constitute "taxable Canadian property" for purposes of the Canadian Tax Act (referred to in this summary as a "Non-Resident Shareholder"). Special rules which are not discussed in this summary apply to a non-resident that carries on an insurance business in Canada or elsewhere.

*
The March 2010 Canadian budget amended the capital gains taxation rules in a way that will benefit foreign venture capitalists by excluding our shares from the definition of Taxable Canadian Property, thereby eliminating the need for section 116 clearance certificates on capital gains in these cases.

Taxation of Dividends

           Dividends on Homeland Precious Metals Corp. common shares paid or credited or deemed under the Canadian Tax Act to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in any applicable tax treaty where the holder is a resident of a country with which Canada has an income tax treaty. If the Non-Resident Shareholder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on Homeland Precious Metals Corp. common shares will be subject to Canadian withholding tax at the rate of 15%.  The purpose of the treaty is to prevent fiscal evasion and double taxation and U.S. shareholders will be entitled to the benefit thereof.

Rule 144.

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately _______________ shares immediately after this offering, or

Under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

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

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of March 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C.           PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2010	$7,500	Robison, Hill & Co., Certified Public Accountants
2009	$7,500	Robison, Hill & Co., Certified Public Accountants

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2010	$0	Robison, Hill & Co., Certified Public Accountants
2009	$0	Robison, Hill & Co., Certified Public Accountants

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2010	$0	Robison, Hill & Co., Certified Public Accountants
2009	$0	Robison, Hill & Co., Certified Public Accountants

(4) All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2010	$0	Robison, Hill & Co., Certified Public Accountants
2009	$0	Robison, Hill & Co., Certified Public Accountants

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

Our financial statements for our fiscal years ending March 31, 2010 and March 31, 2009, immediately follow:

ROBISON, HILL & CO.	Certified Public Accountants
A PROFESSIONAL CORPORATION
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA
STEPHEN M. HALLEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Homeland Precious Metals Corp.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Homeland Precious Metals Corp. (An Exploration Stage Company) as of March 31, 2010, and 2009, and the related consolidated statements of operations, and cash flows for the two years ended March 31, 2010, and 2009, and the cumulative since April 28, 2003 (inception) to March 31, 2010, and the consolidated statement of stockholder’s equity since April 28, 2003 (inception) to March 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homeland Precious Metals Corp. (An Exploration Stage Company) as of March 31, 2010, and 2009 and the results of its operations and its cash flows for the two years ended March 31, 2010, and 2009 and the cumulative since April 28, 2003 (inception) to March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ Robison, Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
September 27, 2010

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2010	March 31, 2009

ASSETS

Current
Cash and cash equivalents	$2,462	$2,669
Prepaid expenses	-	1,256
Total current assets	2,462	3,925

Restricted cash	2,600	2,600

Total assets	$5,062	$6,525

LIABILITIES

Current
Accounts payable and accrued liabilities	12,979	3,606
Shareholder loan (note 8)	15,906	10,000
Total current liabilities	$28,885	$13,606

Estimated environmental remediation (note 6)	2,111	2,111

Total liabilities	$30,996	$15,717

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital stock (note 9)
Preferred stock, no par value
Authorized 20,000,000 shares,
No shares issued at March 31, 2010 or 2009	-	-
Common stock, no par value
Authorized 300,000,000 shares,
Issued and outstanding: 1,149,914 shares
(March 31, 2009 – 149,914 shares)	1,127,726	1,077,726

Additional paid-in capital	1,650,000	1,650,000
Deficit accumulated during exploration stage	(2,803,660)	(2,736,918)

Total stockholders’ equity (deficiency)	(25,934)	(9,192)

Total liabilities and stockholders’ equity (deficiency)	$5,062	$6,525

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

	Year Ended March 31, 2010	Year Ended March 31, 2009	Cumulative since April 28, 2003 Inception of Exploration Stage
Revenue	$-	$-	$-

Expenses
Accounting	11,036	17,020	66,965
Advertising	146	2,183	94,708
Directors compensation	-	-	5,000
Consultants’ compensation (note 11)	-	-	1,200,000
Geologists compensation	-	-	445,000
Exploration costs	315	1,879	602,058
Environmental remediation	-	-	5,750
General and administrative	11,904	3,440	62,507
Legal fees	1,962	4,081	61,929
Travel	-	-	15,888

Loss from operations	(25,363)	(28,603)	(2,559,805)

Other income (expense)
Interest (net)	(40,000)	-	(244,125)
Currency exchange (net)	(1,379)	43	270

Loss for the period	$(66,742)	$(28,560)	$(2,803,660)

Loss per share, basic and diluted	$(0.09)	$(0.19)

Weighted average number of shares outstanding, basic and fully diluted	706,078	149,914

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year Ended March 31, 2010	Year Ended, March 31, 2009	Cumulative since April 28, 2003 Inception of Exploration Stage
Cash flows from operating activities
Loss for the period	$(66,742)	$(28,560)	$(2,803,660)
Items not involving cash:
Stock-based compensation	-	-	1,650,000
Interest paid by issuance of stock	40,000	-	240,000

Changes in non-cash working capital items:
Prepaid expenses and deposits	1,256	(1,166)	-
Accounts payable and accrued liabilities	9,373	(3,175)	12,979
Environmental liability	-	(3,639)	2,111

Net cash used in operating activities	(16,113)	(36,540)	(898,570)

Cash flows from investing activities
Restricted cash	-	3,150	(2,600)

Net cash provided by (used in) investing activities	-	3,150	(2,600)

Cash flows from financing activities
Stock issuance for cash	-	-	777,726
Proceeds from shareholder loan	15,906	10,000	128,317
Payment on shareholder loan	-	-	(2,411)

Net cash provided by financing activities	15,906	10,000	903,632

Increase (decrease) In cash and cash equivalents	(207)	(23,390)	2,462
Cash and cash equivalents, beginning of period	2,669	26,059	-

Cash and cash equivalents, end of period	$2,462	$2,669	$2,462

Supplemental disclosure of cash flow information:
- Cash paid for interest, net of interest capitalized	$-	$4,005	$4,005
- Cash paid for income taxes	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
- Debt settled through the issuance of shares	$10,000	$-	$110,000

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

The accompanying notes are an integral part of these financial statements.

An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficiency)
(Expressed in US dollars)

	Number of Shares	Capital Stock / Subscriptions Received	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total

Balance at March 31, 2007	149,914	$1,077,726	$1,634,000	$(2,155,648)	$556,078

Stock-based compensation	-	-	16,000	-	16,000
Loss for the year	-	-	-	(552,710)	(552,710)
Total comprehensive loss	-	-	-	(552,710)	-
Balance at March 31, 2008	149,914	1,077,726	1,650,000	(2,708,358)	19,368

Loss for the year	-	-	-	(28,560)	(28,560)
Total comprehensive loss	-	-	-	(28,560)	-
Balance at March 31, 2009	149,914	$1,077,726	$1,650,000	$(2,736,918)	$(9,192)

Loan converted	1,000,000	$50,000			50,000

Loss for the year	-	-	-	(66,742)	(66,742)
Total comprehensive loss	-	-	-	(66,742)	-
Balance at March 31, 2010	1,149,914	$1,127,726	$1,650,000	$(2,803,660)	$(25,934)

The accompanying notes are an integral part of these financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

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

Organization and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada on April 28, 2003.  On March 27, 2009 the shareholders voted in favour of continuing the Company to the Province of Alberta.  On September 29th, 2009, the continuance of the Company to Alberta was completed.  These financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and include the accounts of Homeland and its wholly owned subsidiary, HEI.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern”. The Company has incurred net losses of approximately $2,804,000 for the period from April 28, 2003 (inception of exploration) to March 31, 2010 and has no source of revenues. The Company had cash and cash equivalents in the amount of $2,462 as of March 31, 2010, which it believes will not be sufficient to continue current exploration activities for the next 12 months, and will require additional financing in order to finance its business activities on an on-going basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

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

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company had cash and cash equivalents in the amount of $2,669 and $2,462 as of March 31, 2009 and 2010, respectively, which are fully covered by federal depository insurance.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

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

Loss per Share

Basic loss per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants are exercised, if dilutive, (shares issuable upon exercise of 16,700 options and 2,000 warrants as of March 31, 2010 and 2009 were antidilutive) and the assumed proceeds are used to purchase the Company’s common shares at the average market price during the year.

Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Accounting Standards Codification (ASC) 718 (formerly SFAS No. 123(R)), "Accounting for Stock-Based Compensation". The Company has a stock option plan that is described more fully in note 11.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company has adopted ASC 220 (formerly SFAS No. 130), "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency). Comprehensive income is comprised of net income (loss) and all changes to capital deficit except those resulting from investments by owners and distribution to owners.

Principles of Consolidation

The consolidated financial statements include the accounts of Homeland Precious Metals Corp. and its wholly owned subsidiary, HEI.  All significant intercompany accounts and transactions have been eliminated.

Accounting Pronouncements

In December 2007, the FASB issued ASC 805 (formerly SFAS No. 141 (revised 2007) (“SFAS 141 (R)”)) “Business Combinations”, which replaces SFAS 141 “Business Combinations”. This Statement improves the relevance, completeness and representational faithfulness of the information provided in financial reports about the assets acquired and the liabilities assumed in a business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Under SFAS 141(R), acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual report period beginning on or after December 15, 2008. The adoption of this pronouncement will affect the Company’s accounting treatment for any future business combinations.

In May 2008, the FASB issued ASC 105-10 (formerly Statement No. 162) — “The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 did not impact the company’s financial statements.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

ASC 855-10 (formerly SFAS No. 165), "Subsequent Events" ("SFAS 165"), establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  SFAS 165 establishes (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009.  The adoption of SFAS 165 did not have a material impact on the financial statements.  The Company has evaluated subsequent events through the filing date of these financial statements.

3.      INCOME TAXES

The Company is a Canadian corporation and thus pays Canadian income taxes. As of March 31, 2010, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,184,268 that may be offset against future taxable income through 2029. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

The provision for income taxes differ from the amount computed using the federal Canadian statutory income tax rate as follows:

	2010	2009
Loss before income taxes	$(66,742)	$(28,560)
Tax rate	29.63%	30.63%
Expected income tax recovery	$19,800	$8,700
Non-deductible expenses for tax	-	0
Effect of changes in foreign exchange rates	66,100	(63,000)
Effect of changes in income tax rates	(78,300)	(62,300)
Unrecognized benefit of non-capital losses	(7,600)	116,600
Deferred income tax recovery	$-	$-

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

3.      INCOME TAXES (continued)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009
Deferred income tax assets relating to:
Non-capital loss carryforwards	$296,100	$228,100
Deferred income tax assets	296,100	228,100
Valuation allowance	(296,100)	(228,100)
Net deferred tax asset (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation ($68,000) is reflected in current income.

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

Interest costs related to unrecognized tax benefits are classified as “Interest expense, net” in the accompanying consolidated statements of operations. Penalties, if any, would be recognized as a component of “Selling, general and administrative expenses”. The Company recognized $nil of interest and penalties expense related to unrecognized tax benefits during 2009 and 2008. In many cases the company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. With few exceptions, the company is generally no longer subject to U.S. federal, state, local or non-U.S. income tax examinations by tax authorities for years before 2006. The following describes the open tax years, by major tax jurisdiction, as of March 31, 2010:

United States	2006-present
Canada	2006-present

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

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

The Company has adopted ASC 410 (formerly Statement of Financials Accounting Standards No. 143), Accounting for Asset Retirement Obligations ("SFAS 143"). This statement applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.

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

	Date	Advance Royalties:	Work Commitments:
1.	April 30, 2006	$20,000	-
2.	April 30, 2007	$10,000	-
3.	April 30, 2008	$10,000	$100,000
4.	April 30, 2009	$50,000	$250,000
5.	April 30, 2010	$70,000	$300,000
6.	April 30, 2011	$150,000	$400,000

As of March 31, 2008, expenditures in the amount of $264,979 had been paid collectively on both properties.

Effective March 31, 2009, the Company decided to relinquish its rights on the two properties and absolved itself of any further obligations.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

7.	MINERAL PROPERTIES (continued)

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

In April 2008, the Company entered into an agreement for a loan from a shareholder in the amount of $10,000. The note is due within 10 days written notice.  There are no terms of interest on the loan.  On September 9, 2009, the Company settled with the shareholder regarding the above- mentioned loan of $10,000.  In lieu of a cash re-payment, the shareholder instead accepted 1,000,000 shares of restricted common stock, with a market value of $0.05 per share or $50,000, of the Company as re-payment.  The company recorded interest expense on this transaction in the amount of $40,000.  In October 2009, the Company entered into additional agreements for loans from a shareholder in the amount of $15,906.  The note is due within 10 days written notice.  There are no terms of interest on the loan.

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
March 31, 2010

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

On September 9, 2009, the Company issued 1,000,000 shares of common stock at $0.05 per share to settle a $10,000 (principal) loan with a shareholder.  The shares were valued a $0.05 per share ($50,000) based on the quoted market price of the stock on September 9, 2009.  In connection with the issuance of these shares, the company recorded interest expense of $40,000.

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
March 31, 2010

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

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

11.           STOCK OPTION PLAN (continued)

A summary of the Company stock options activities is presented below:

Weighted-
		Weighted-	Average
		average	Remaining	Aggregate
		exercise	Contractual	Intrinsic
Options	Shares	price	term	Value

Outstanding at March 31, 2008	16,700	$ 13.95	3.0	$32,000
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at March 31, 2009	16,700	$ 13.95	2.0	$ -

Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at March 31, 2010	16,700	$ 13.95	1.0	$ -
Exercisable at March 31, 2010	16,700	$ 13.95	1.0	$ -

Outstanding Options				Exercisable Options
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$5.00	8,000.03		$ 5.00	8,000	$ 5.00
$15.00	6,200.04		15.00	6,200	15.00
$40.00	2,500	6.66	40.00	2,500	40.00
$13.95	16,700	1.03	$ 13.95	16,700	$ 13.95

The Company did not grant any options during the years ended March 31, 2010 and 2009.

The Company did not have any non-vested shares outstanding as at March 31, 2010 and March 31, 2009.

As of March 31, 2010, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.

The total fair value of shares vested during the years ended March 31, 2010 and 2009 was $nil and $nil. respectively.

HOMELAND PRECIOUS METALS CORP.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
March 31, 2010

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

As of March 31, 2010, the following share purchase warrants were outstanding:

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 27th day of September, 2010.

HOMELAND PRECIOUS METALS CORP.
(Registrant)

BY:	_/S/ Bruce E. Johnstone________________________
Bruce E. Johnstone
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following people on behalf of the Registrant and in the capacities.

Signature	Title	Date

_/S/ Bruce E. Johnstone________	President, Principal Accounting Officer,	September 27th, 2010
Bruce E. Johnstone	Principal Executive Officer, Principal Financial Officer, Secretary, Treasurer and Director

_/S/ David Mallo________	Director	September 27th, 2010
David Mallo

EXHIBIT INDEX

		Incorporated by reference
Exhibit	Document Description	Form	Date	Number	Filed herewith
3.1	Articles of Incorporation.	F-1	5/07/04	3.1
4.1	Stock Certificate.	F-1	5/07/04	4.1
3.2	Amended Articles of Incorporation.	F-1 POS AM	3/29/05	3.2
10.1	2005 Stock Option Plan.	S-8	4/12/05	10.1
10.2	2004 Option Agreement for the Bell Flat and Montgomery Pass properties.	20-F	7/22/08	10.2
10.3	2007 Amended Option Agreement for the Bell Flat and Montgomery Pass properties.	20-F	7/22/08	10.3
10.4	2007 Lease Agreement for the Water Canyon property.	20-F	7/22/08	10.4
11.1	Code of Ethics.	20-F	9/28/05	11.1
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of Robison, Hill & Co., Certified Public Accountants.				X